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Exhibit 1.1

         This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.
This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer contained herein is not being made to, nor will deposits be accepted from or on behalf of shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, HudBay Minerals Inc. or its agents may, in HudBay Minerals Inc.'s sole discretion, take such action as it may deem necessary to make the offer in any jurisdiction and extend the offer to shareholders in such jurisdiction.
This offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January 24, 2011

OFFER TO PURCHASE

all outstanding common shares of

NORSEMONT MINING INC.

for consideration per common share of, at the election of each holder,

•    0.2617 of a common share of HudBay Minerals Inc. and $0.001 in cash, or

•    cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of common shares of HudBay Minerals Inc. equal to the excess of $4.50 over such elected cash amount, divided by $17.19 subject, in each case, to pro-ration and rounding as set out herein

HudBay Minerals Inc. (the "Offeror") hereby offers (the "Offer") to purchase, on the terms and subject to the conditions set out herein, all of the issued and outstanding common shares (the "Common Shares") of Norsemont Mining Inc. ("Norsemont"), including all Common Shares issued after the date hereof but before the Expiry Time (as defined herein) upon the exercise, exchange or conversion of any Convertible Securities (as defined herein), together with the associated rights issued under the Shareholder Rights Plan (as defined herein).

The common shares of the Offeror (the "Offeror Shares") are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), and the Common Shares are listed on the TSX and the Lima Stock Exchange (the "BVL"). Based on the volume weighted average trading price on the TSX for the 20 trading days ended January 7, 2011 (the last trading day before the announcement of the Offer) of the Offeror Shares of $17.76 and of the Common Shares of $3.50, the consideration offered under the Offer has a value of $4.65 per Common Share, representing a premium of approximately 33% (assuming the Maximum Share Alternative (as defined herein) is elected in respect of all Common Shares (on a fully-diluted basis)).

The board of directors of Norsemont, following consultation with its financial and legal advisors and on receipt of a recommendation of the Norsemont Special Committee (as defined herein), determined that the consideration offered for the Common Shares pursuant to the Offer is fair, from a financial point of view, to all Shareholders (as defined herein) (other than the Offeror and its affiliates), that it would be in the best interests of Norsemont to support and facilitate the Offer and to RECOMMEND THAT SHAREHOLDERS TENDER THEIR COMMON SHARES TO THE OFFER.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on March 1, 2011, or such later time or date as may be fixed by the Offeror (the "Expiry Time"), unless the Offer is withdrawn.

The Offeror and Norsemont have entered into a support agreement dated January 9, 2011 (the "Support Agreement"), pursuant to which, among other things, the Offeror has agreed to make the Offer and Norsemont has agreed to support and facilitate the Offer and recommend that Shareholders tender their Common Shares to the Offer, all subject to the terms and conditions set forth therein. See "Description of Support Agreement" in Section 10 of the circular accompanying the Offer (the "Circular").

Certain Shareholders (the "Locked-Up Parties") holding in aggregate 29,030,049 Common Shares and 12,916,282 Common Shares issuable on the exercise, exchange or conversion of Convertible Securities, representing approximately 35% of the outstanding Common Shares on a fully-diluted basis, have entered into lock-up agreements dated January 9, 2011 (the "Lock-Up Agreements") with the Offeror, pursuant to which each of the Locked-Up Parties has agreed, subject to the terms and conditions thereof, among other things, to support the Offer (subject in the case of directors and officers of Norsemont to their fiduciary duties in such capacities), deposit or cause to be deposited under the Offer (subject in some cases to certain rights of withdrawal) all Common Shares presently and subsequently legally or beneficially owned by the Locked-Up Party, or over which the Locked-Up Party exercises control or direction, and surrender for cancellation all out-of-the-money Convertible Securities. The securities subject to the Lock-Up Agreements, together with the 1,355,000 Common Shares held by the Offeror, represent approximately 36% of the outstanding Common Shares on a fully-diluted basis. See "Description of Lock-Up Agreements" in Section 11 of the Circular.

The Offer is subject to certain conditions described under "Conditions of the Offer" in Section 4 of the Offer, including that there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares which, together with any Common Shares beneficially owned or over which control or direction is exercised by the Offeror and its affiliates and any joint actors, represents at least 50% of the outstanding Common Shares (calculated on a fully-diluted basis), plus one Common Share. The conditions to the Offer are for the sole benefit of the Offeror and may, other than this minimum tender condition, be modified or waived by the Offeror in its sole discretion, in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have.

If the Offeror takes up and pays for Common Shares deposited under the Offer, the Offeror currently intends to acquire any Common Shares that are not deposited. See "Acquisition of Common Shares Not Deposited" in Section 23 of the Circular.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on YELLOW paper) or an executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificates representing their Common Shares, as applicable, and all other required documents, with Kingsdale Shareholder Services Inc. (in such capacity, the "Depositary") at its offices set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders whose Common Shares are registered in the name of CDS or DTC (each, as defined herein) may accept the Offer by following the procedures for book-entry transfer of Common Shares set forth under "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of the Offer. Shareholders whose certificates for Common Shares are not immediately available may follow the procedures for guaranteed delivery set forth under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper).

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Questions and requests for assistance may be directed to and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request to the Depositary and Information Agent (as defined herein) at its address shown on the last page of this document. Copies of this document and related materials may also be accessed on SEDAR at www.sedar.com under Norsemont's profile.

The Offeror has not authorized anyone to provide any information or make any representation about the Offer or the Offeror or its affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offer or the Offeror and its affiliates accompanying this document. Shareholders should not rely on any information or any representations regarding the Offer or the Offeror or its affiliates not contained in the Offer or in the documents accompanying the Offer.

Unless otherwise specifically indicated, the information contained in this document is given as of the date of this document and the Offeror undertakes no duty to update any such information, except as required by applicable Law. Unless otherwise indicated, information in this document relating to Norsemont has been taken from or is based upon publicly available documents filed with applicable Securities Authorities (as defined herein) and neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Norsemont to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Offeror.

 NOTICE TO NON-CANADIAN RESIDENTS

The Offer is being made for the securities of a Canadian issuer. The Offer and Circular are subject to, and have been prepared in accordance with, applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States and may differ from those in other jurisdictions. The Offer is being made in the United States pursuant to an exemption from U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Exchange Act (as defined herein).

The enforcement by Shareholders of civil liabilities under United States federal securities laws or those in the Republic of Peru and other jurisdictions may be affected adversely by the fact that the Offeror is governed by the laws of Canada and that Norsemont is governed by the laws of British Columbia, that the majority of the officers and directors of each of the Offeror and Norsemont reside outside the United States or other jurisdictions outside of Canada, that the Depositary and Information Agent and some or all of the experts named herein may be residents of jurisdictions outside of the United States or other jurisdictions and that all or a substantial portion of the assets of the Offeror and Norsemont and the other above-mentioned persons are located outside the United States or other jurisdictions. You may not be able to sue the Offeror or its officers or directors in a foreign court for violations of the U.S. or your local securities laws. It may be difficult to compel the Offeror or its officers or directors to subject themselves to a U.S. or your local court's judgment.

The Offeror Shares offered as consideration under the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act (as defined herein), provided by Rule 802 thereunder. No Offeror Shares will be delivered in the United States for the account or for the benefit of a person in the United States, unless the Offeror is satisfied that such Offeror Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any registration or similar requirements.

The Offeror is subject to the information requirements of the U.S. Exchange Act, and applicable Canadian Securities Laws (as defined herein), and in accordance therewith files reports and other information with the Securities Authorities. Under the Multi-jurisdictional Disclosure System adopted by the Securities Authorities, documents and other information that the Offeror files with the SEC (as defined herein) may be prepared in accordance with the disclosure requirements of Canadian Securities Authorities, which are different from those of the United States. As a foreign private issuer, the Offeror's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Offeror is not required to publish financial statements as promptly as U.S. companies.

The Offeror Shares will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Common Shares held by Shareholders on any Take-Up Date (as defined herein) are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are urged to consult their tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Income Tax Considerations" in Sections 25 and 26 of the Circular, respectively.

Financial statements included or incorporated by reference in the document have been prepared in accordance with Canadian GAAP (as defined herein) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to the financial statements of United States companies.

Shareholders in the United States should be aware that the Offeror and its affiliates and any joint actors, directly or indirectly, may bid for or may make purchases of Common Shares during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Information concerning the mineral properties of the Offeror and Norsemont has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of "Reserve". In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Authorities, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in the CIM (as defined herein) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A "Glossary of Mining Terms" of the Offeror's annual information form for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.8 in the Offeror's Form 40-F filed on October 19, 2010 (File No. 001- 34244).

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Common Shares. No Offer is made to purchase any purchase warrants to acquire Common Shares, any options to acquire Common Shares issued by Norsemont or any other Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of such Convertible Securities and applicable Laws, exercise, exchange or convert such Convertible Securities in accordance with their terms in order to acquire Common Shares and then deposit such Common Shares in accordance with the terms of the Offer.

Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will acquire the Common Shares issuable upon such exercise, exchange or conversion in time for deposit at or prior to the Expiry Time in compliance with the procedures referred to under "Manner of Acceptance" in Section 3 of the Offer.

Neither the Canadian nor the United States or Peruvian tax consequences to holders of Convertible Securities of exercising, exchanging or converting any Convertible Securities are described in the Circular. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision of whether to exercise, exchange or convert such Convertible Securities.

 CURRENCY AND ACCOUNTING PRINCIPLES

        All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On January 21, 2011, the Bank of Canada noon rate of exchange for the Canadian dollar, expressed in U.S. dollars was Canadian $1.00 = United States $1.0055. The Offeror's financial statements included herein and incorporated by reference have been prepared in accordance with Canadian GAAP.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain of the statements made and information contained herein contain "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Forward-looking information is prospective in nature and includes, but is not limited to, information with respect to the anticipated timing of the transaction and the anticipated impact of the transaction on the Offeror and Norsemont, exploration expenditures and activities and the possible success of such exploration activities, the timing and amount of estimated future production and possible success of operations, the economic outlook and government regulation. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of known and unknown risks and uncertainties and other factors, including, among other things, risks related to the Offer (the development of the Constancia Project, fluctuations in the value of consideration, consideration elections, the issuance of the Offeror Shares as consideration, the exercise of dissent rights, the possible illiquidity of Common Shares, the holding by the Offeror of a majority interest in Norsemont and possible amendments to tax legislation in the Republic of Peru) and risks related to the on-going business of the Offeror, including risks associated with the mining industry, economic factors (including future commodity prices, currency fluctuations and energy prices), dependence on key personnel and employee relations, government regulation, reclamation activities, land titles, and social and political developments, as well as those risk factors discussed herein under "Risk Factors Related to the Offer" in Section 9 of the Circular or in the section "Risk Factors" that is included in the Offeror's annual information form dated March 31, 2010 and is incorporated by reference herein. Many of these assumptions are based on factors and events that are not within the control of the Offeror or Norsemont and there is no assurance they will prove to be correct.

        Although the Offeror has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. The timing and completion of the proposed transaction is subject to certain conditions, termination rights and other risks and uncertainties. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information; there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated or that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized. Accordingly, readers should not place undue reliance on forward-looking information. The Offeror does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer, the Offeror or its financial or operating results or its securities.

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 QUESTIONS AND ANSWERS

The following are some of the questions that you, as a Shareholder, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety.

As used in these questions and answers, "we" and "HudBay" refer to the Offeror and, where the context implies, its affiliates. Other capitalized terms used in these questions and answers, where not otherwise defined, are defined in the section of the Offer and Circular entitled "Glossary". We have included cross-references in these questions and answers to other sections of the Offer and Circular where you will find more complete discussions of the topics mentioned below.

Who is making the Offer?

        HudBay is making the Offer. We are a Canadian mining company with assets in North and Central America, principally focused on the discovery, production and marketing of base metals. Our common shares are listed on the TSX and the NYSE under the symbol "HBM". For over 80 years, HudBay and its predecessors have had mining and related operations in the Flin Flon Greenstone Belt in northern Manitoba and Saskatchewan. Over that period, we have developed 26 mines and produced more than 140 million tonnes of ore. For the year ended December 31, 2009, our revenues were $720.7 million and our net earnings were $112.8 million. See "The Offeror" in Section 1 of the Circular.

What is HudBay proposing?

        We are offering to purchase, upon and subject to the terms and conditions of the Offer, all outstanding Common Shares. See "The Offer" in Section 1 of the Offer.

What will HudBay pay for my Common Shares?

        We are offering for each Common Share, without interest and less any required withholding taxes, at your election, (a) 0.2617 of an Offeror Share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of Offeror Shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as described in the Offer. The maximum aggregate amount of cash available under the Offer is $130 million. See "The Offer" in Section 1 of the Offer.

Are any outstanding securities of Norsemont not included in the Offer?

        The Offer is being made only for Common Shares. We are not offering to purchase any Convertible Securities. If you hold Convertible Securities and wish to accept the Offer, you must, to the extent permitted by the terms of such securities and applicable Laws, exercise, exchange or convert such securities in order to acquire Common Shares and then deposit those Common Shares at or prior to the Expiry Time in accordance with the terms of the Offer. You must complete such exercise, exchange or conversion in a timely manner to ensure that you acquire such Common Shares in time to deposit them at or prior to the Expiry Time in compliance with the procedures described under "Manner of Acceptance" in Section 3 of the Offer.

Why is HudBay making the Offer?

        We are making the Offer because we want to acquire all of the Common Shares. The acquisition of Norsemont is consistent with our strategy of acquiring porphyry or VMS deposits with exploration upside in mining-friendly jurisdictions in the Americas, with the opportunity to add value through exploration, mine development and operational expertise.

        If we take up and pay for Common Shares deposited under the Offer, we currently intend to acquire any Common Shares not purchased under the Offer by way of a Second Step Transaction for consideration per Common Share equal to the consideration offered per Common Share under the Offer. However, it is possible that a Second Step Transaction will not be consummated or may be delayed.

        If we do not acquire a sufficient number of Common Shares to effect a Second Step Transaction, we will evaluate our alternatives. Such alternatives could include, to the extent applicable, purchasing additional Common Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction or proposing an amalgamation, arrangement or other transaction, or a series of transactions which would result in our ownership of 100% of the issued and outstanding Common Shares of Norsemont or any successor. Such an amalgamation, arrangement or other transaction would require the approval of 66 2/3% of the votes cast by the Shareholders, and may require approval of a majority of the votes cast by Shareholders other than us and our affiliates. See "Acquisition of Common Shares Not Deposited" in Section 23 of the Circular.

What does the Norsemont Board think about the Offer?

        The Norsemont Board, upon the recommendation of the Norsemont Special Committee, following consultation with their financial and legal advisors, determined that the consideration to be offered for the Common Shares pursuant to the Offer is fair, from a financial point of view, to all Shareholders (other than HudBay and its affiliates) and that it would be in the best interests of Norsemont to support and facilitate the Offer. The Norsemont Board is recommending that Shareholders tender their Common Shares to the Offer.

        See "Reasons for Recommendation" in the Norsemont Board's Directors' Circular that accompanies this Offer and Circular.

Will the Directors and Officers of Norsemont accept the Offer?

        Officers, directors and other Shareholders holding approximately 35% of the Common Shares, on a fully-diluted basis, have entered into Lock-Up Agreements under which they have agreed to, among other things, tender their Common Shares to the Offer. See "Description of Lock-Up Agreements" in Section 11 of the Circular.

How long do I have to decide whether to tender into the Offer?

        Our Offer is open for acceptance until the Expiry Time, which is 5:00 p.m. (Toronto time) on March 1, 2011 unless we extend or withdraw the Offer in accordance with its terms.

Can the Offer be extended and, if so, under what circumstances?

        Yes. We may elect, in our sole discretion, to extend the Offer from time to time, subject to certain restrictions in the Support Agreement relating to extending the Offer beyond the Outside Date. If we elect or are required to extend the Offer, we will notify the Depositary and publicly announce such extension and, if required by applicable Laws, mail you a copy of a notice of variation. See "Time for Acceptance", "Extension, Variation or Change in the Offer" and "Withdrawal of Deposited Securities" in Sections 2, 5 and 8 of the Offer, respectively.

What are the conditions of the Offer?

        The Offer is subject to certain conditions described under "Conditions of the Offer" in Section 4 of the Offer, including that there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares which, together with any Common Shares beneficially owned or over which control or direction is exercised by HudBay and its affiliates and any joint actors, represents at least 50% of the outstanding Common Shares (calculated on a fully-diluted basis), plus one Common Share. The conditions to the Offer are for the sole benefit of HudBay and may, other than this minimum tender condition, be modified or waived by HudBay in its sole discretion, in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which we may have. Subject to applicable Law, we reserve the right to withdraw the Offer and to not take up and pay for or extend the period of time during which the Offer is open, and postpone taking up and paying for, any Common Shares deposited under the Offer, unless each of the conditions of the Offer is satisfied at or prior to the Expiry Time.

        It is important to be aware that the Offer is not subject to any financing condition.

Does HudBay believe the Shareholder Rights Plan will be waived, cease-traded or terminated?

        The Norsemont Board has deferred the "Separation Time" under the Shareholder Rights Plan that would otherwise apply to the Contemplated Transactions. In addition, pursuant to the terms of the Support Agreement, Norsemont has agreed to waive the application of the Shareholder Rights Plan to the Contemplated Transactions immediately prior to the Expiry Time, unless we request that it be waived earlier.

What is HudBay's source of funding for the Offer?

        The total maximum amount of cash that is offered under the Offer is $130 million. We will fund this amount from cash resources available to us. See "Source of Funds" in Section 16 of the Circular.

        If we assign our rights and obligations to purchase the Common Shares deposited under the Offer to a wholly-owned affiliate, we will ensure there is adequate funding for such affiliate to fulfill its obligations under the Offer.

How do I tender my Common Shares?

        To accept the Offer you must deliver the certificates representing your Common Shares, together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper) or an executed facsimile thereof, and all other required documents to the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer and Circular. See "Manner of Acceptance — Letter of Transmittal" in Section 3 of the Offer.

        If your Common Shares or other Convertible Securities are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee, you should immediately contact that nominee for assistance if you wish to accept the Offer or exercise, exchange or convert Convertible Securities into Common Shares in order to take the necessary steps to be able to accept the Offer.

        If you wish to deposit your Common Shares under the Offer and the certificates representing such securities are not immediately available, or if the certificates and any other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such securities nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper). See "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

        You may also accept the Offer by following the procedures for book-entry transfer detailed in the Offer and Circular and have your securities tendered by your nominee through CDS or DTC, as applicable, provided such procedures are completed prior to the Expiry Time. See "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of the Offer.

        See "The Offer" in Section 1 of the Offer for details on the consideration elections available.

What if I have lost the certificate(s) for my Common Shares but want to tender them to the Offer?

        You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the Expiry Time. See "Manner of Acceptance — Lost Certificates" in Section 3 of the Offer.

Will I have to pay for any fees or commissions?

        No fee or commission will be payable if you deposit your Common Shares directly to the Depositary to accept the Offer. However, a broker, or nominee through which you own Common Shares may charge a fee to deposit such securities on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See "Depositary and Information Agent" in Section 29 in the Circular.

When will HudBay pay for deposited Common Shares?

        Subject to the terms and the conditions of the Offer, applicable Laws and the Support Agreement, we will take up and pay for Common Shares validly deposited under the Offer and not withdrawn, as soon as reasonably possible and in any event not later than three business days after the Expiry Time. To the extent the Offer remains open for acceptance after we first take up and pay for Common Shares deposited under the Offer, Common Shares deposited under the Offer are required to be taken up and paid for not later than ten days after they are deposited under the Offer. See "Take-Up and Payment for Deposited Securities" in Section 6 of the Offer.

Will I be able to withdraw previously tendered Common Shares?

        You may withdraw Common Shares you deposit under the Offer at any time:

  (i)
  before we take up the Common Shares you deposit under the Offer;

  (ii)
  if we do not pay for your Common Shares within three business days after having taken up such Common Shares; and

  (iii)
  in certain other circumstances discussed under "Withdrawal of Deposited Securities" in Section 8 of the Offer.

How do I withdraw previously tendered Common Shares?

        To withdraw previously tendered Common Shares, you must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth under "Withdrawal of Deposited Securities" in Section 8 of the Offer. If your stockbroker, dealer, bank or other nominee has tendered Common Shares on your behalf and you wish to withdraw such Common Shares, you must arrange for such nominee to timely withdraw such Common Shares.

What will happen if the Offer is terminated or is withdrawn?

        If the Offer is terminated or is withdrawn as permitted by the terms of the Offer, or expires without all conditions being satisfied or waived, we will issue a news release to such effect and promptly return all of the Common Shares you deposited to you or the person who deposited them on your behalf, as applicable, without payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

        Shareholders who are residents of Canada for purposes of the Tax Act (other than Eligible Holders who make a joint tax election with the Offeror under the Tax Act, as discussed below) will realize a taxable disposition of their Common Shares under the Offer.

        Shareholders who are not residents of Canada for purposes of the Tax Act and whose Common Shares are not "taxable Canadian property" will not be subject to tax under the Tax Act on the disposition of their Common Shares under the Offer. If such Common Shares are taxable Canadian property, then such Shareholders (other than Eligible Holders who make a joint tax election with the Offeror under the Tax Act, as referred to below) will realize a taxable disposition of their Common Shares under the Offer, subject to the provisions of an applicable tax convention.

        Eligible Holders will be entitled to make a joint tax election with the Offeror under the Tax Act that will, depending on the circumstances, allow the full or partial deferral of taxable gains.

        Offeror Shares will be considered "qualified investments" for registered retirement savings plans and other tax-exempt plans.

        See "Certain Canadian Federal Income Tax Considerations" in Section 25 of the Circular.

        Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a Second Step Transaction. Holders of Convertible Securities should consult their own tax advisors with regard to their personal circumstances.

How will I be taxed for U.S. federal income tax purposes?

        U.S. Holders that hold Common Shares as capital assets generally will recognize a capital gain or loss for U.S. federal income tax purposes upon a sale of such securities pursuant to the Offer. Shareholders that are not U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon a sale of Common Shares pursuant to the Offer unless: (i) such gain is effectively connected with the conduct by the Shareholder of a trade or business in the United States, or (ii) in the case of a gain realized by an individual, the Shareholder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

        We urge Shareholders to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer. See "Certain United States Income Tax Considerations" in Section 26 of the Circular.

How will I be taxed for Peruvian income tax purposes?

        Under the current Peruvian Tax Law, the exchange of Common Shares for cash and Offeror Shares by a Peruvian Non-Resident Holder will not be subject to tax in the Republic of Peru. However, proposed amendments to the Peruvian Tax Law that were submitted by the Peruvian Congress to the President on December 30, 2010 will, if enacted and officially published before the Effective Time in the form so submitted, impose a tax of 30% on any taxable gain resulting from the exchange. Liability for such tax may be relieved by the application of an applicable income tax convention. For example, a resident of Canada for the purposes of the Peru Treaty should not be liable for Peruvian tax under the Peruvian Proposed Amendments by reason of article XIII(4) of the Peru Treaty.

        A Peruvian Resident Holder whose Common Shares are exchanged for cash and Offeror Shares pursuant to the Offer, will be considered to have disposed of the Common Shares for proceeds equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Offeror Shares received on the exchange. As a result, the Peruvian Resident Holder will generally realize a capital gain to the extent that such proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the tax cost of the Peruvian Resident Holder's Common Shares immediately before the exchange. Any resulting taxable gain will be subject to Peruvian tax of 30% for juridical entities and at graduated rates between 15% and ending at 30% for individuals.

        We urge Shareholders to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer. See "Certain Peruvian Income Tax Considerations" in Section 27 of the Circular.

If I decide not to tender, how will my Common Shares be affected?

        We are making the Offer because we want to acquire all of the Common Shares. Depending on the number of Common Shares we acquire under the Offer, we intend to acquire any Common Shares not purchased under the Offer by way of a Second Step Transaction for consideration per Common Share equal to the consideration offered under the Offer. It is possible that a Second Step Transaction will not be consummated or may be delayed or, as discussed above, that we may consider other alternatives if less than the number of Common Shares required to consummate such a transaction are acquired under the Offer.

        In such circumstances, our purchase of Common Shares pursuant to the Offer will reduce the number of Common Shares that trade publicly, as well as the number of Shareholders and, depending on the number of Common Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could lead to or permit the cessation of trading and delisting of the Common Shares on the TSX. Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market for such securities.

        See also the answer to the question "Why is HudBay making the Offer?" above, and the answer to the question "Will Norsemont continue as a public company?" below.

Will Norsemont continue as a public company?

        As indicated above, it is our intention, depending on the number of Common Shares we acquire under the Offer, to enter into one or more transactions to enable us to acquire all Common Shares not acquired pursuant to the Offer. Subject to applicable Laws and other obligations of Norsemont, if we are able to complete such a transaction, we intend to seek to delist the Common Shares from the TSX and BVL. Subject to applicable Laws and other obligations of Norsemont, we also intend to cause Norsemont to cease to be a reporting issuer under the Securities Laws of each province in Canada in which it is a reporting issuer and in the Republic of Peru. See "Purpose of the Offer and Plans for Norsemont — Plans for Norsemont" and "Effect of the Offer on the Market for and Listing of Common Shares of Norsemont and Status as a Reporting Issuer" in Sections 13 and 14 respectively, of the Circular.

Will the Offeror Shares be listed on the BVL after the Offer is completed?

        No, the Offeror Shares will not be listed on the BVL. The Offeror Shares are currently listed for trading on the TSX and the NYSE.

Do I have dissent or appraisal rights in connection with the Offer?

        No, Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares or exercise, exchange or convert their Convertible Securities for Common Shares and tender such Common Shares to the Offer, may have rights of dissent or appraisal if we acquire their securities by way of a Second Step Transaction. See "Acquisition of Common Shares Not Deposited" in Section 23 of the Circular.

What is the market value of my Common Shares as at the time of mailing of the Circular?

        The closing prices of the Common Shares and the Offeror Shares on the TSX on January 21, 2011 were $4.51 and $16.20, respectively. Based on the volume weighted average trading price of the Common Shares and the Offeror Shares on the TSX for the 20 trading days ended January 7, 2011 (the last trading day before the announcement of the Offer) of $3.50 and $17.76 the consideration offered under the Offer has a value of $4.65 per Common Share, representing a premium of approximately 33% (assuming the Maximum Share Alternative is elected in respect of all Common Shares (on a fully-diluted basis)).

        You may wish to obtain a recent quotation for the Common Shares before deciding whether or not to tender your Common Shares.

        See "Certain Information Concerning the Securities of Norsemont — Price Range and Trading Volume of Common Shares" and "Risk Factors Related to the Offer" in Sections 6 and 9, respectively of the Circular.

Who can I call with questions about the Offer or for more information?

        You can call the Depositary and Information Agent, Kingsdale Shareholder Services Inc., at its telephone number shown on the last page of this document if you have any questions regarding how to tender Common Shares, or if you need assistance regarding the Offer or require additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery (which documents will be provided without charge on request and are accessible on SEDAR at www.sedar.com). Shareholders may also contact their respective dealers, brokers, investment advisors, lawyers and other professional advisors for assistance concerning the Offer.

 GLOSSARY

        In the accompanying Questions & Answers, Offer and Circular the following terms have the meanings set forth below:

"Acquisition Proposal" means any inquiry, proposal or offer (written or oral) relating to any of the following (i) any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, share exchange, arrangement, recapitalization or other business combination, liquidation, dissolution or winding-up directly or indirectly involving Norsemont or any of its subsidiaries, (ii) any sale, direct or indirect, whether in a single transaction or a series of transactions, of assets representing 20% or more of the assets of Norsemont and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the assets of Norsemont and its subsidiaries, taken as a whole) in a single transaction or a series of related transactions, (iii) any issuance, sale or acquisition, direct or indirect, whether in a single transaction or a series of transactions, of beneficial ownership of securities of Norsemont or any of its subsidiaries, or rights or interests therein or thereto, representing 20% or more of the voting or equity securities of Norsemont (in terms of number of shares or voting power) or any of its subsidiaries representing 20% or more of the assets of Norsemont and its subsidiaries, taken as a whole, (iv) any transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Contemplated Transactions, or (v) any inquiry, proposal or offer to, or public announcement of an intention to, do any of the foregoing, in each case excluding the Contemplated Transactions contemplated by the Support Agreement;

"affiliate" has the meaning ascribed thereto in the Securities Act;

"Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the securities which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant;

"allowable capital loss" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Capital Losses" in Section 25 of the Circular;

"associate" has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

"BCBCA" means the Business Corporations Act (British Columbia);

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Common Shares into the Depositary's account at CDS or DTC, as applicable:

"business day" means any day except a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"BVL" means the Lima Stock Exchange;

"Canadian GAAP" means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

"CDS" means CDS Clearing and Depositary Services Inc. or its nominee;

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"CFC" means a controlled foreign corporation regime, as defined under the Code;

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum;

"Circular" means the take-over bid circular accompanying and forming part of the Offer, including the Schedules attached thereto;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Common Shares" means the common shares of Norsemont, including any common shares of Norsemont issued on the exercise, exchange or conversion of any Convertible Securities prior to the Expiry Time, together with the associated SRP Rights, and "Common Share" means any one common share of Norsemont and the associated SRP Right;

"Compelled Acquisition" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited — Compelled Acquisition" in Section 23 of the Circular;

"Compulsory Acquisition" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 23 of the Circular;

"Confidentiality Agreement" has the meaning given thereto under "Confidentiality Agreement" in Section 12 of the Circular;

"Constancia Project" means the mineral project commonly known as the Constancia Project, located in the Republic of Peru, in respect of which Norsemont holds a 100% interest;

"Contemplated Transactions" means the making of the Offer and the consummation of the transactions contemplated in the Support Agreement, including the Offer, the take-up of Common Shares under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

"Convertible Securities" means any securities of Norsemont exercisable, convertible or exchangeable for other securities of Norsemont or otherwise evidencing a right to acquire any Common Shares or other securities of Norsemont (excluding the SRP Rights), including, without limitation, any put or call option, the Options, RSUs, Purchase Warrants and Notes;

"Court" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 23 of the Circular;

"CRA" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 25 of the Circular;

"Depositary" means Kingsdale Shareholder Services Inc., the depositary retained by the Offeror in connection with the Offer;

"Deposited Securities" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offer;

"Directors' Circular" means the directors' circular of the Norsemont Board dated January 24, 2011, to be delivered to Shareholders in connection with the Offer;

"Dissenting Offeree" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 23 of the Circular;

"Distributions" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offer;

"DTC" means The Depositary Trust Company or its nominee, which at the date hereof is Cede & Co.;

"EDGAR" means the United States Electronic Data Gathering, Analysis, and Retrieval system maintained by the SEC;

"Effective Time" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"Elected Amount" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — Section 85 Election" in Section 25 of the Circular;

"Elected Cash Alternative" has the meaning ascribed thereto under "The Offer" in paragraph (b) of Section 1 of the Offer;

"Eligible Holder" means a beneficial owner of Common Shares who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention, whose Common Shares constitute "taxable Canadian property" (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of the Common Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"Expiry Date" means the date on which the Expiry Time occurs;

"Expiry Time" means 5:00 p.m. (Toronto time) on March 1, 2011, or such later time or date as may be fixed by the Offeror, but in no event later than the Outside Date, provided that if such day is not a business day, then the Expiry Time shall be the same time on the next business day;

"Fairness Opinions" means a fairness opinion dated January 9, 2011 from each of Cutfield Freeman & Co. Ltd. and Wellington West Capital Markets Inc., collectively, to the effect that, as of the date thereof, the consideration to be offered for Common Shares under the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror and its affiliates);

"foreign tax credit" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Foreign Tax Credit" in Section 25 of the Circular;

"fully-diluted basis" means, with respect to the number of outstanding Common Shares at any time, such number of Common Shares calculated assuming that all Convertible Securities are exercised, exchanged or converted, as the case may be, for Common Shares;

"Governmental Authority" means any (i) multinational, federal, territorial, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any stock exchange, (iii) any subdivision or authority of any of the foregoing or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

"HBMS" means Hudson Bay Mining and Smelting Co., Limited, a predecessor to the Offeror;

"Holder" has the meaning described thereto under "Certain Canadian Federal Income Tax Considerations" in Section 25 of the Circular;

"Indemnified Person" has the meaning ascribed thereto under "Description of Support Agreement — Directors' and Officers' Insurance" in Section 10 of the Circular;

"indirect disposition" has the meaning ascribed thereto under "Certain United States Income Tax Considerations" in Section 26 of the Circular;

"Information Agent" means Kingsdale Shareholder Services Inc., the information agent retained by the Offeror in connection with the Offer;

"IRS" means the United States Internal Revenue Service;

"Laws" means any and all (i) laws (including common law), constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws, and principles of law and equity, (ii) judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, rulings or awards of any Governmental Authority, and (iii) policies, guidelines and protocols of any Governmental Authority, and the term "applicable" with respect to such Laws (including environmental Laws) and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the Letter of Transmittal (printed on YELLOW paper) in the form accompanying the Offer and Circular;

"Lock-Up Agreements" means the lock-up agreements between the Offeror and the Locked-Up Parties, and "Lock-Up Agreement" means any one such agreement;

"Locked-Up Parties" means the following directors, senior officers and Shareholders of Norsemont, each of whom has entered into a Lock-Up Agreement with the Offeror dated as of January 9, 2011, and "Locked-Up Party" means any one of them: George P. Bell, Patrick Evans, Robert William Baxter, Max Pinsky, Gaston Loyola, Brian Kerzner, Malcolm Siverns, Robert Parsons, Augusto Baertl, Christopher Reynolds, Sean Spraggett, Carol Fries, Catalina Vargas, Mackenzie Financial Corporation, Glenn Pountney, Libra Fund, L.P. and Libra Offshore Master Fund, L.P. and RBC Global Asset Management;

"Mailing Date" means the first date on which the Offer and Circular are mailed to Shareholders;

"Mark-to-Market Election" has the meaning ascribed thereto under "Certain United States Income Tax Considerations — U.S. Anti-Deferral Regimes" in Section 26 of the Circular;

"Material Adverse Change" means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects of Norsemont, or to prevent, frustrate, materially delay or materially impede or interfere with or impair the ability of the Offeror to consummate the Contemplated Transactions, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) general political, economic or financial conditions, including in Canada or the Republic of Peru, (ii) the state of securities or financial markets in general, (iii) the mining industry in general, (iv) the price of copper, or (v) any change in the market price or trading volume of the Common Shares attributable to the Support Agreement or the Offer or the announcement thereof, except such change, effect, event, occurrence or state of facts referred to in clauses (i), (ii), (iii) or (iv) to the extent that any such change, effect, event, occurrence, circumstance or state of facts has a material and disproportionate effect on Norsemont, its business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects compared to other companies of similar market capitalization in the mining industry;

"Maximum Share Alternative" has the meaning ascribed thereto under "The Offer" in paragraph (a) of Section 1 of the Offer;

"Maximum Take-Up Date Cash Consideration" means, in respect of a Take-Up Date, $130 million multiplied by a fraction the numerator of which is the number of Common Shares taken up on such Take-Up Date and the denominator of which is the Number of Common Shares To Which The Bid Relates;

"MI 62-104" means Multilateral Instrument 62-104 — Take-Over Bids and Insider Bids;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

"Minimum Tender Condition" has the meaning ascribed thereto under "Conditions to the Offer" in paragraph (a) of Section 4 of the Offer;

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

"Non-Resident Holder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada" in Section 25 of the Circular;

"Non-U.S. Holder" has the meaning ascribed thereto under "Certain United States Income Tax Considerations" in Section 26 of the Circular;

"Norsemont" means Norsemont Mining Inc., a company incorporated under the laws of the Province of British Columbia;

"Norsemont Board" means the board of directors of Norsemont;

"Norsemont Public Disclosure Record" means all prospectuses, circulars, reports, schedules, forms and other filings (including any exhibits and documents incorporated by reference and any amendments thereto) filed by

Norsemont between June 30, 2007 and the date of the Support Agreement on SEDAR under the name of Norsemont and not marked private;

"Norsemont Special Committee" means a special committee of independent directors established by the Norsemont Board to, among other things, review the Offer and make recommendations to the Norsemont Board regarding the Offer and other alternatives available to Norsemont;

"Notes" means the convertible unsecured promissory notes of Norsemont referred to and as defined as Note 1 and Note 2, in the unaudited interim financial statements of Norsemont for the three months ended September 30, 2010;

"Notice of Guaranteed Delivery" means the Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying the Offer and Circular;

"Number of Common Shares To Which The Bid Relates" means the number of Common Shares outstanding (on a fully-diluted basis) as of the date of the Offer minus the number of Common Shares owned, directly or indirectly, by the Offeror and its affiliates as of the date of the Offer;

"NYSE" means the New York Stock Exchange;

"Offer" means the offer to purchase Common Shares made hereby to Shareholders pursuant to the terms set forth herein;

"Offeror" means HudBay Minerals Inc., a company existing under the laws of Canada or a wholly-owned affiliate thereof to which HudBay Minerals Inc. has assigned its rights and obligations to purchase Common Shares deposited under the Offer;

"Offeror Material Adverse Change" means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects of the Offeror, or to prevent, frustrate, materially delay or materially impede or interfere with consummation of the Contemplated Transactions, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) general political, economic or financial conditions, including in Canada, (ii) the state of securities or financial markets in general, (iii) the mining industry in general, (iv) the price of copper, zinc or gold, or (v) any change in the market price or trading volume of the Offeror Shares attributable to the Support Agreement or the Offer or the announcement thereof, except such change, effect, event, occurrence or state of facts referred to in clauses (i), (ii), (iii) or (iv) to the extent that any such change, effect, event, occurrence, circumstance or state of facts has a material and disproportionate effect on the Offeror, its business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects compared to other companies of similar size and market capitalization in the mining industry;

"Offeror Shares" means the common shares in the capital of the Offeror;

"Offeror's Notice" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 23 of the Circular;

"Options" means the options to purchase Common Shares issued or granted by Norsemont pursuant to or outside of the Stock Option Plan;

"Outside Date" means the date which is 120 days after the date of the Offer; provided, however, that if the Offeror's take-up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Outside Date shall be extended until the earlier of (A) 140 days after the date the Offer is commenced, and (B) the tenth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person's capacity as executor, administrator or other legal representative;

"Peru Treaty" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Foreign Tax Credit" in Section 25 of the Circular;

"Peruvian Non-Resident Holder" has the meaning ascribed thereto under "Certain Peruvian Income Tax Considerations — Shareholders Not Resident in Peru" in Section 27 of the Circular;

"Peruvian Proposed Amendments" has the meaning ascribed thereto under "Certain Peruvian Income Tax Considerations" in Section 27 of the Circular;

"Peruvian Resident Holder" has the meaning ascribed thereto under "Certain Peruvian Income Tax Considerations — Shareholders Resident in Peru" in Section 27 of the Circular;

"Peruvian Tax Law" means the income tax law of the Republic of Peru and all regulations thereunder, as amended;

"PFIC" means a passive foreign investment company, as defined in the Code;

"Purchase Warrants" means warrants of Norsemont entitling the holders thereof to acquire, subject to adjustment, one Common Share for each warrant held, including, but not limited to, warrants governed by warrant indentures, dated May 25, 2009 and November 3, 2009, respectively, entered into between Norsemont and Computershare Trust Company of Canada, as warrant agent;

"Purchased Securities" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"QEF Election" has the meaning ascribed thereto under "Certain United States Income Tax Considerations — U.S. Anti-Deferral Regimes" in Section 26 of the Circular;

"Redeemable Shares" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Holders Who Do Not Accept the Offer — Subsequent Acquisition Transaction" in Section 25 of the Circular;

"Related Entities" has the meaning ascribed thereto under "Certain United States Income Tax Considerations" in Section 26 of the Circular;

"Resident Holder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada" in Section 25 of the Circular;

"Response Period" has the meaning ascribed thereto under "Description of Support Agreement — Opportunity to Match" in Section 10 of the Circular;

"Rollover Option" means the option of a Shareholder to tender Common Shares to the Offeror on a full or partial tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), as described under "Certain Canadian Federal Income Tax Considerations" in Section 25 of the Circular, which option is available to a Shareholder who (a) is an Eligible Holder and (b) has elected the "Rollover Option" in the Letter of Transmittal;

"RSUs" means the restricted stock units issued or granted by Norsemont pursuant to the RSU Plan;

"RSU Plan" means the Restricted Stock Unit Incentive Plan approved by the Shareholders on August 16, 2007, as amended from time to time;

"SEC" means the U.S. Securities and Exchange Commission;

"Second Step Transaction" means any one or more of a Compulsory Acquisition or Subsequent Acquisition Transaction;

"Section 85 Election" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Exchange of Common Shares for Offeror Shares and Cash" in Section 25 of the Circular;

"Securities Act" means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time;

"Securities Authorities" means the TSX (and the NYSE, as applicable) and the securities commissions or similar regulatory authorities of each of the provinces and territories of Canada (and the Republic of Peru and the SEC, each as applicable with respect to Norsemont and the Offeror, respectively);

"Securities Laws" means the Securities Act, together with all other applicable Canadian provincial securities laws, and the rules and regulations and published policies of the Securities Authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX (and the BVL and the NYSE, each as applicable with respect to Norsemont and the Offeror, respectively);

"SEDAR" means the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval;

"Separation Time" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 15 of the Circular;

"Shareholder Rights Plan" means the supplemental shareholder rights plan agreement entered into between Norsemont and Pacific Corporate Trust Company, as rights agent, dated as of October 28, 2006, as amended from time to time;

"Shareholders" means the registered and beneficial holders of the outstanding Common Shares from time to time, and "Shareholder" means any one such holder;

"SRP Rights" means the rights issued under the Shareholder Rights Plan;

"Stock Option Plan" means the 2007 Incentive Stock Option Plan approved by the Shareholders on November 7, 2007, as amended from time to time;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular;

"Subsidiary PFIC" has the meaning ascribed thereto under "Certain United States Income Tax Considerations" in Section 26 of the Circular;

"SUNAT" means Superintendecia Nacional de Administración Tributaria;

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal that:

  a)
  did not result from a breach of the Support Agreement by Norsemont or its representatives;

  b)
  complies with all applicable Securities Laws;

  c)
  would result in the acquisition by the person making the Acquisition Proposal, directly or indirectly, of 100% of the outstanding Common Shares (other than Common Shares owned by the Person making the Acquisition Proposal together with its affiliates) or all or substantially all of the consolidated assets of Norsemont and its subsidiaries (provided that, in the case of a take-over bid, the minimum tender condition may be any percentage of the outstanding Common Shares greater than 50% (on a fully-diluted basis) plus one of the outstanding Common Shares);

  d)
  is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal (and not assuming away any risk of non-completion);

  e)
  is not subject to any approval by any of the shareholders of the Person making the Acquisition Proposal;

  f)
  if it relates to the acquisition of outstanding Common Shares, is made available to all Shareholders on the same terms and conditions;

  g)
  is not subject to a due diligence condition;

  h)
  is fully financed or in respect of which the Norsemont Board, upon the recommendation of the Norsemont Special Committee, has concluded, in good faith and after receiving the advice of outside legal and financial advisors, the possibility is remote that, if the conditions of the Acquisition Proposal are satisfied or waived, the Person making the Acquisition Proposal will be unable to pay the contemplated consideration due to a financing condition not being satisfied; and

  i)
  in respect of which the Norsemont Board determines, upon the recommendation of the Norsemont Special Committee, in good faith, after receiving the advice of outside legal counsel with respect to (A) below and financial advisors with respect to (B) below, that

  (A)
  failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with the fiduciary duties of the Norsemont Board under applicable Law; and

  (B)
  having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders (other than the Person making the Acquisition Proposal and its affiliates) from a financial point of view than the Offer (after taking into account any change to the Offer proposed by the Offeror);

"Support Agreement" means the support agreement between the Offeror and Norsemont dated January 9, 2011;

"Take-Up Date" means a date upon which the Offeror takes up Common Shares under the Offer;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended;

"Taw Laws and Regulations" has the meaning ascribed thereto under "Conditions of the Offer" in Section 4 of the Offer;

"taxable capital gain" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses" in Section 25 of the Circular;

"Taxes" means all federal, state, local, provincial, branch or other taxes or other governmental levies, including income, gross receipts, windfall, profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental, transfer, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, severance taxes, social insurance premiums, workers' compensation premiums, employment insurance, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes or other governmental levies of any kind whatsoever imposed or charged by any Governmental Authority, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

"Termination Payment" has the meaning ascribed thereto under "Description of Support Agreement — Termination Payment" in Section 10 of the Circular;

"Termination Payment Event" has the meaning ascribed thereto under "Description of Support Agreement — Termination Payment" in Section 10 of the Circular;

"TFSA" means the tax-free savings account as defined in the Tax Act;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

"U.S. Holder" has the meaning ascribed thereto under "Certain United States Income Tax Considerations — U.S. Holders" in Section 26 of the Circular;

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended;

"U.S. Treaty" means the Canada-U.S. Tax Convention (1980); and

"VMS" means a volcanogenic massive sulphide ore deposit.

OFFER

        The accompanying Circular, which is incorporated into and forms part of this Offer, contains important information that should be read carefully before making a decision with respect to this Offer. Capitalized terms used in this Offer, where not otherwise defined herein, have the meanings set out in the accompanying Glossary.

January 24, 2011

TO: THE HOLDERS OF COMMON SHARES OF NORSEMONT MINING INC.

1.     The Offer

        The Offeror is offering to purchase all of the outstanding Common Shares, including, for greater certainty, Common Shares issued upon the exchange, exercise or conversion of Convertible Securities after the date hereof but prior to the Expiry Time, together with the associated SRP Rights, for, at the election of the Shareholder,

  (a)
  0.2617 of an Offeror Share and $0.001 in cash (the "Maximum Share Alternative"); or

  (b)
  such amount of cash as indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of Offeror Shares equal to the excess of $4.50 over such elected cash amount indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, divided by $17.19 (the "Elected Cash Alternative"), in each case subject to pro-ration and rounding as set forth below. The Offer is made only for Common Shares, and is not made for any other securities.

        Each Shareholder that wishes to accept the Offer may elect, in the Letter of Transmittal or if a Notice of Guaranteed Delivery is deposited, in the Notice of Guaranteed Delivery, the Maximum Share Alternative or the Elected Cash Alternative with respect to all of such Shareholder's Common Shares or may apportion such Shareholder's Common Shares between such consideration alternatives. A Shareholder that fails to elect the Maximum Share Alternative or the Elected Cash Alternative in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, will be deemed to have elected the Maximum Share Alternative for all of such Shareholder's Common Shares deposited under the Offer. The consideration elected or deemed elected pursuant to a Notice of Guaranteed Delivery will be binding on the Shareholder who deposits such Notice of Guaranteed Delivery and, for greater certainty, any consideration election in the associated Letter of Transmittal will be void and of no effect.

        If a Shareholder apportions its Common Shares between the Maximum Share Alternative and the Elected Cash Alternative and the number of Common Shares subject to such Shareholder's elections exceeds the number of Common Shares deposited under the Offer by such Shareholder, then the number of Common Shares in respect of which the Shareholder has elected the Elected Cash Alternative will be reduced such that the number of Common Shares in respect of which the Shareholder has made elections equals the number of Common Shares deposited under the Offer by such Shareholder. If a Shareholder apportions its Common Shares between the Maximum Share Alternative and the Elected Cash Alternative and the number of Common Shares subject to such Shareholder's election is less than the number of Common Shares deposited under the Offer by such Shareholder, then the Shareholder will be deemed to have elected the Maximum Share Alternative in respect of that number of Common Shares in respect of which the Shareholder failed to make a consideration election.

        The maximum amount of cash payable by the Offeror under the Offer is $130 million. If all Shareholders deposited all of their Common Shares to the Elected Cash Alternative and elected the maximum amount of cash thereunder and all Convertible Securities are converted to Common Shares which are then deposited to the Offer and in respect of which the maximum amount of cash is elected as consideration, each Shareholder would be entitled to receive $1.098 in cash and 0.1979 of an Offeror Share for each Common Share deposited, subject to adjustment for fractional shares.

        The actual consideration to be received by a Shareholder who deposits Common Shares under the Offer to the Elected Cash Alternative will be determined in accordance with the following:

  (a)
  the aggregate amount of cash that the Offeror will be required to pay for Common Shares acquired under the Offer on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration for such date; and

  (b)
  if, on any Take-Up Date, the aggregate amount of elected cash otherwise payable to Shareholders electing the Elected Cash Alternative in respect of Common Shares being taken up on that date, together with the aggregate amount of the $0.001 per Common Share payable to Shareholders electing (or deemed to have elected) the Maximum Share Alternative in respect of Common Shares being taken up on that date, is greater than the Maximum Take-Up Date Cash Consideration on that date, a Shareholder electing the Elected Cash Alternative shall be entitled, for each Common Share being taken up on that date in respect of which the Shareholder so elected, to receive (in lieu of the consideration so elected):

  (i)
  cash in the amount equal to the result obtained by multiplying (A) the amount of cash per Common Share elected by the Shareholder, by (B) the fraction determined by dividing (I) the Maximum Take-Up Date Cash Consideration on that date minus the $0.001 per Common Share payable to Shareholders electing (or deemed to have elected) the Maximum Share Alternative in respect of their Common Shares being taken up on that date, by (II) the aggregate elected cash by Shareholders in respect of all Common Shares being taken up on that date in respect of which Shareholders elected the Elected Cash Alternative; and

  (ii)
  the number of Offeror Shares equal to (A) the excess of $4.50 over the amount of cash determined pursuant to (b)(i), above, divided by (B) $17.19.

        No fractional Offeror Shares will be issued under the Offer. Any Shareholder that would otherwise be entitled to receive a fractional Offeror Share will receive the applicable number of Offeror Shares, rounded down to the nearest whole number.

        The aggregate cash payable to each Shareholder shall be rounded to the nearest whole cent.

        Shareholders that are Eligible Holders and elect the Maximum Share Alternative or otherwise receive Offeror Shares, and that further elect the Rollover Option in the Letter of Transmittal, may, depending on the circumstances, make the necessary joint tax election with the Offeror to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes. However, the Rollover Option may be withdrawn in certain circumstances. See "Certain Canadian Federal Income Tax Considerations" in Section 25 of the Circular.

  All amounts payable under the Offer will be paid in Canadian dollars.

        Any holder of Convertible Securities who wishes to accept the Offer must to the extent permitted by the terms of the securities and applicable Laws, exercise, exchange or convert such Convertible Securities in order to acquire Common Shares and then deposit those Common Shares on a timely basis in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have received the Common Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time in compliance with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

        The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See "Conditions of the Offer" in Section 4 of the Offer.

        Shareholders who have deposited their Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Common Shares will be allocated to the SRP Rights.

        Shareholders who deposit their Common Shares under the Offer will not be entitled to any dissent or appraisal rights. However, Shareholders who dissent from a Second Step Transaction may have certain rights to seek a judicial determination of the fair value of their securities. See "Acquisition of Common Shares Not Deposited" in Section 23 of the Circular.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

        Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

2.     Time for Acceptance

        The Offer is open for acceptance during the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on March 1, 2011, or such later time or times and date or dates as may be fixed by the Offeror from time to time in its sole discretion in accordance with the terms of the Support Agreement, but subject to applicable Laws, pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror. Any decision to extend the Offer, including for how long, will be made prior to the Expiry Time.

3.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary at its offices listed in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received not later than the Expiry Time:

  (a)
  certificates, representing the Common Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal in the form accompanying the Offer or an executed facsimile thereof, properly completed and duly executed as required by the instructions and rules set forth in the Letter of Transmittal; and

  (c)
  any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

        The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or prior to the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Common Shares represented by the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or transfer power of attorney guaranteed by an Eligible Institution.

        Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer. See "Acceptance by Book-Entry Transfer" below.

        If you hold Convertible Securities that you desire to exercise, exchange or convert to tender to the Offer you will need to have completed such exercise, exchange or conversion sufficiently in advance of the Expiry Time to ensure you will have certificate(s) representing the Common Shares received on such exercise, exchange or conversion available for deposit by Letter of Transmittal as set out above prior to the Expiry Time or with sufficient time to comply with the "Procedure for Guaranteed Delivery" set out below.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer following the procedures for a book-entry transfer established by CDS provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario, Canada at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer. Shareholders, through their respective CDS participants who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS, shall be deemed to have completed and delivered a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and duly executed Letter of Transmittal (or an executed facsimile thereof), together with any required signatures guaranteed, and all other required documents, are received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC's systems may cause DTC to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or an executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at its office in Toronto, Ontario, Canada, prior to the Expiry Time.

        Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Shareholders accepting the Offer through the procedure for book-entry transfer established by DTC must make sure such documents or Agent's Message are received by the Depositary.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares are not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of such securities on a timely basis, or (c) the certificates and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed copy of the Notice of Guaranteed Delivery (or an executed facsimile thereof) is received by the Depositary at its office in Toronto, Ontario, Canada at or prior to the Expiry Time; and

  (c)
  the certificates representing Deposited Securities, in proper form for transfer, together with a Letter of Transmittal or an executed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the Deposited Securities and, in the case of DTC accounts, a Letter of Transmittal or an executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificates must be delivered to the Toronto, Ontario, Canada office of the Depositary.

        The Notice of Guaranteed Delivery may be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary at its office in Toronto, Ontario, Canada and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

        The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal or Notice of Guaranteed Delivery at or prior to the Expiry Time. In all cases, payment for securities deposited and taken-up by the Offeror will be made only after timely receipt by the Depositary of (a) certificates representing the Common Shares, as applicable (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares, as applicable), (b) a Letter of Transmittal, or an executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal (or, (i) in the case of a book-entry transfer to the Depositary through CDS, a Book-Entry Confirmation for the Common Shares, as applicable and (ii) in the case of a book-entry transfer to the Depositary through DTC, a Book-Entry Confirmation for the Common Shares, as applicable, and an Agent's Message or a Letter of Transmittal if an Agent's Message is not deliverable), and (c) all other required documents.

Lost Certificates

        If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss and a contact telephone number, to the Depositary at its offices in Toronto, Ontario, Canada. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary prior to the Expiry Time.

Method of Delivery

        The method of delivery of certificates representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Person depositing those documents. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Common Shares that are earlier than those specified above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact that nominee immediately if they wish to accept the Offer.

Determination of Validity

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

No Interest

        Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Dividends and Distributions

        Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares delivered to the Depositary (the "Deposited Securities") and in and to all rights and benefits arising from such Deposited Securities including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date on which the Offeror takes up the Deposited Securities, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests and any securities for which such Deposited Securities may be exercised, exchanged or converted (collectively, "Distributions").

Power of Attorney

        The execution and delivery of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the time (the "Effective Time") that the Offeror takes up and pays for the Deposited Securities, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Deposited Securities (which Deposited Securities upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), with respect to the Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer or cancellation of Purchased Securities consisting of securities on the appropriate registers maintained by or on behalf of Norsemont;

  (b)
  for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to Laws), as and when requested by the Offeror (by whom such Deposited Securities are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Norsemont;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and

  (d)
  to exercise any rights of a Shareholder with respect to such Purchased Securities, all as set forth in the Letter of Transmittal.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Securities or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the depositing Shareholder with respect to the Deposited Securities or any Distributions unless the Deposited Securities are not taken-up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, "Withdrawal of Deposited Securities".

        A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Norsemont and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto. The Offer does not constitute a solicitation of proxies by the Offeror or Depositary and Information Agent for any meeting of Shareholders, which would be made by the Offeror or the Depositary and Information Agent on the Offeror's behalf only pursuant to separate proxy material complying with the requirement of applicable Laws.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the assignment and transfer of the Purchased Securities to the Offeror and to give effect to the covenants of the Shareholder under the terms of the Offer. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement

        The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Deposited Securities deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions deposited pursuant to the Offer; (ii) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell or transfer any of the Deposited Securities and Distributions, to any other person; (iii) the deposit of the Deposited Securities and Distributions complies with applicable Laws; and (iv) when the Deposited Securities and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

Other Forms of Acceptance

        The Offeror reserves the right to permit the Offer to be accepted in a manner other than those set forth in this Section 3 of the Offer.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer, and subject to the terms of the Support Agreement and applicable Laws, and in addition to (and not in limitation of) the Offeror's right to extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", the Offeror will have the right to withdraw or terminate the Offer (or, subject to the terms and conditions of the Support Agreement, amend or vary the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror, in its sole discretion, at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time of the Offer, such number of Common Shares which, together with any Common Shares beneficially owned or over which control or direction is exercised by the Offeror and its affiliates and joint actors, represents at least 50% of the outstanding Common Shares (on a fully-diluted basis) plus one Common Share (the "Minimum Tender Condition");

  (b)
  all outstanding Options shall have been exercised, terminated or otherwise cancelled;

  (c)
  all approvals of any Governmental Authorities (including those of applicable Securities Authorities) that are necessary to be obtained by any of Norsemont or the Offeror to carry out the Contemplated Transactions shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror;

  (d)
  neither the Support Agreement, nor any of the Lock-Up Agreements, shall have been terminated in accordance with their terms;

  (e)
  each of the representations and warranties of Norsemont provided for in the Support Agreement:

  (i)
  that is qualified by reference to a Material Adverse Change or materiality shall be true and correct; and

  (ii)
  that is not qualified by reference to a Material Adverse Change or materiality shall be true and correct unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, a Material Adverse Change;

  (f)
  Norsemont shall not be in material breach of any covenant which it must perform under the Support Agreement;

  (g)
  there has not occurred any Material Adverse Change (i) since the date of the Support Agreement or (ii) prior to the date of the Support Agreement that has not previously been disclosed to the Offeror in writing or in the Norsemont Public Disclosure Record, excluding any forward-looking disclosure in such documents;

  (h)
  subsequent to the date of the Support Agreement, there shall not have occurred any actual or threatened change to the Tax Act or the taxation laws of the Republic of Peru, or in each case, the regulations thereunder (collectively, the "Tax Laws and Regulations") or the administration thereof (including any proposal to amend the Tax Laws and Regulations or the administration thereof or any announcement, governmental or regulatory initiative, condition, event or development involving a change or prospective change to the Tax Laws and Regulations or to the administration thereof, but excluding a change of any of the taxation laws of the Republic of Peru or the regulations thereunder or the administration thereof that could subject Shareholders to tax on a transfer, sale or disposition of the Common Shares) that, in the reasonable judgment of the Offeror, would reasonably be determined to be a Material Adverse Change or Offeror Material Adverse Change, to any of the Offeror, Norsemont or their affiliates because of an increase in Taxes payable, a reduction of, or limitation on, available tax losses, tax credits or other tax attributes, or a loss of entitlement to claim (or a requirement to repay) any tax credits or similar tax incentives;

  (i)
  there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation or other occurrence of any nature whatsoever, which, if the Offeror consummated any of the Contemplated Transactions under the Support Agreement, would reasonably be expected to lead to a Material Adverse Change;

  (j)
  the Offeror shall have determined, acting reasonably, that there is no basis under the Tax Laws and Regulations or the administration thereof that Norsemont or the Offeror or their respective affiliates could have liability for Taxes relating to the disposition by any Shareholder of its Common Shares;

  (k)
  the Shareholder Rights Plan has been waived by the Norsemont Board or otherwise terminated so as to have no effect in respect of the Contemplated Transactions or any acquisition of securities of Norsemont by the Offeror or its affiliates pursuant to the Contemplated Transactions; and

  (l)
  (x) no act, action, suit, investigation or proceeding shall have been taken or threatened or be pending before or by any Governmental Authority or by any elected or appointed public official or private person or entity (which, in the case of a private person or entity, the Offeror reasonably believes has a reasonable likelihood of success), and (y) no Law shall exist or have been proposed, enacted, entered, promulgated, amended or applied, in either case, unless the same is acceptable to the Offeror in its sole discretion:

  (i)
  challenging the Offer or the Offeror's ability to maintain the Offer;

  (ii)
  which has or may have the effect, directly or indirectly, of cease-trading, making illegal, enjoining, prohibiting, preventing, restraining, limiting, delaying or imposing limitations or conditions on: (A) the making or consummation of the Offer; (B) the take-up or acquisition by, or the sale to, the Offeror of Common Shares; (C) the delivery of cash or issue and delivery of the Offeror Shares, in each case as consideration for Common Shares taken up or acquired by the Offeror; (D) the ability of the Offeror to acquire, own or hold, or exercise full rights of ownership in respect of, any Common Shares or business or material assets of Norsemont or its affiliates; (E) the ownership or operation or effective control by the Offeror of any material portion of the business or material assets of Norsemont or its affiliates; or (F) the ability of the Offeror and its affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (iii)
  which, if the Offer were consummated, could reasonably be expected to have a Material Adverse Change or Offeror Material Adverse Change;

  (iv)
  which seeks to compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of Norsemont or any of its affiliates;

  (v)
  which seeks to obtain from the Offeror or Norsemont or any of their respective affiliates any material damages, fees, levies or penalties directly or indirectly in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; or

  (vi)
  which could reasonably be expected to make uncertain the ability of the Offeror and its affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction.

        The foregoing conditions shall be for the sole benefit of the Offeror and may be asserted by the Offeror, at any time.

        Subject to the terms of the Support Agreement, the Offeror in its sole discretion may modify or waive any of the foregoing conditions, other than the Minimum Tender Condition, in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have.

        The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. The conditions listed above (other than the Minimum Tender Condition) shall be conclusively deemed to have been satisfied or waived upon the taking-up by the Offeror of any Common Shares pursuant to the Offer.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto, Ontario, Canada. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth under "Notices and Delivery" in Section 11 of the Offer and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Deposited Securities under the Offer and the Depositary will promptly return all certificate(s) representing Deposited Securities, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.     Extension, Variation or Change in the Offer

        The Offer is open for acceptance at the places specified in the Letter of Transmittal and in the manner specified under "Manner of Acceptance" in Section 3 of the Offer, above, until, but not after, 5:00 p.m. (Toronto time) on March 1, 2011, subject to extension or variation in the Offeror's sole discretion, to the extent permitted by the terms of the Support Agreement, unless the Offer is withdrawn by the Offeror.

        Subject to the limitations hereafter described, the Offeror reserves the right in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the terms of the Offer to the extent permitted by the terms of the Support Agreement by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, Canada and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth under "Notices and Delivery" in Section 11 of the Offer, to any Shareholders whose Deposited Securities have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation. In addition, the Offeror will provide a copy of such notice to the TSX and other applicable Securities Authorities. Any notice of extension or variation will be deemed to have been given and the Offer deemed to be extended or varied in accordance with such notice effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario, Canada.

        Unless otherwise permitted by Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Securities Authorities, where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition provided under "Conditions of the Offer" in Section 4 of the Offer), the Offer will not expire before 10 days after the date of the notice of such variation.

        During any extension or in the event of any variation of the Offer or change in information, all Deposited Securities not taken-up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Securities". An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless expressly stated, constitute a waiver by the Offeror of its rights under "Conditions of the Offer" in Section 4 of the Offer.

        If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will provide written notice of such change to the Depositary at its principal office in Toronto, Ontario, Canada, and will, at the expense of the Offeror, cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under "Notices and Delivery" in Section 11 of the Offer, to all Shareholders whose Deposited Securities have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX and the applicable regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada.

        Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

        If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders of the Common Shares whose Securities are taken up under the Offer, whether or not taken up before or after such variation.

6.     Take-up and Payment for Deposited Securities

        If all conditions referred to under "Conditions of the Offer" in Section 4 of the Offer, have been fulfilled or (other than in the case of the Minimum Tender Condition) waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited (and not withdrawn) under the Offer within three business days of the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than ten days after such deposit.

        The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing to that effect, to the Depositary at its principal office in Toronto, Ontario, Canada. Subject to applicable Laws and the provisions of the Support Agreement, the Offeror expressly reserves the right to delay taking up and paying for any Common Shares or, on or after the Expiry Time, to terminate the Offer and not take up or pay for any Common Shares if any condition specified under "Conditions of the Offer" in Section 4 of the Offer, is not satisfied or waived prior to the Expiry Time, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror also expressly reserves the right to delay taking up and paying for Common Shares in order to comply, in whole or in part, with Laws or governmental regulatory approval. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes-up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

        The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and sufficient certificates for Offeror Shares for transmittal to depositing Shareholders. The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Common Shares under the Offer. Under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary to Persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making payments for Common Shares.

        Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds and/or delivering or causing to be delivered certificates representing Offeror Shares, in the amounts to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque and certificates will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque and certificates for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque and certificates will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque and certificates will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Norsemont. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary to accept the offer. However, a broker or other nominee through whom a Shareholder owns Common Shares may charge a fee to tender any such Common Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

7.     Return of Deposited Securities

        If any Deposited Securities are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Common Shares than are deposited, certificates for unpurchased Common Shares will be returned to the depositing Shareholder promptly following the Expiry Time or the termination or withdrawal of this Offer by either: (a) sending new certificates representing such unpurchased Common Shares or by returning the deposited certificates (and other relevant documents); or (b) in the case of any such Common Shares deposited by book-entry transfer pursuant to the procedures set forth under "Manner of Acceptance by Book-Entry Transfer" in Section 3 of this Offer, such securities will be credited to the depositing Shareholder's account maintained by CDS or DTC, as applicable. Certificates (and any other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Norsemont or its transfer agent, promptly after the termination of this Offer.

8.     Withdrawal of Deposited Securities

        Except as otherwise stated in this Section 8 or as otherwise required by applicable Laws, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Deposited Securities have been taken up by the Offeror pursuant to the Offer;

  (b)
  if the Deposited Securities have not been paid for by the Offeror within three business days after having been taken up; or

  (c)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change that has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for such Deposited Securities where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer and any extension of the bid resulting from the waiver, or both), is mailed, delivered or otherwise properly communicated to the Depositary (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Authorities) and only if such Deposited Securities have not been taken up by the Offeror in advance of the receipt of such communication by the Depositary.

        Withdrawals of Deposited Securities must be effected by notice of withdrawal made on or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Deposited Securities are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Deposited Securities that are to be withdrawn; (c) must specify such person's name, the number and type of Deposited Securities to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Deposited Securities to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Deposited Securities (or Notice of Guaranteed Delivery in respect thereon). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal described in the instructions and rules set out therein, except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

        Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out under "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of this Offer, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Depositary, the Offeror or any other person to provide notice of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

        Wherever this Offer calls for documents to be delivered by or on behalf of Shareholders to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Withdrawals may not be rescinded and any Deposited Securities withdrawn will be deemed not validly deposited for the purposes of the Offer but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described under "Manner of Acceptance" in Section 3 of the Offer.

        If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Deposited Securities or is unable to take up or pay for Deposited Securities for any reason, then, without prejudice to the Offeror's other rights, Deposited Securities may, subject to applicable Laws, be retained by the Depositary on behalf of the Offeror and such Deposited Securities may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

        A withdrawal of Deposited Securities can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Deposited Securities that are earlier than those specified above. Shareholders should contact their broker or other nominee for assistance.

        In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See "Statutory Rights" in Section 31 of the Circular.

9.     Changes in Capitalization

        If, on or after the date of the Offer, Norsemont should, among other things, intentionally (i) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares or other Convertible Securities owned by any Person; (ii) amend the Stock Option Plan or the RSU Plan or the terms of any of its outstanding securities (except as permitted by the Support Agreement); (iii) redeem, purchase or otherwise acquire any of its outstanding Common Shares or Convertible Securities; (iv) split, consolidate or reclassify any of its Common Shares or Convertible Securities; or (v) authorize or propose any of the foregoing, or enter into or modify any contract to do any of the foregoing, and such action, event or change, individually or in aggregate with other actions, events or changes, results, or could reasonably be expected to result, in a Material Adverse Change and is not cured in accordance with the Support Agreement, then, pursuant to the Support Agreement, the Offeror shall have the right to terminate the Support Agreement and amend, vary, withdraw or terminate the Offer. See "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

10.   Liens

        Purchased Securities and any Distributions acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, rights, assets or other interests that may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer or in respect of the Purchased Securities.

11.   Notices and Delivery

        Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by or on behalf of Norsemont and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any business day other than a statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in any relevant jurisdiction following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Law, if post offices in Canada are not open for the deposit of mail, any notice that the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through their facilities or it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse or it is given to the Canada Newswire Service for dissemination through its facilities.

        The Offer and Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees appear in the registers maintained by or on behalf of Norsemont in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

        These Shareholder materials are being sent to both registered and non-registered owners of securities of Norsemont. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, the Offeror believes your name and address and information about your holdings of securities of Norsemont have been obtained in accordance with applicable regulatory requirements from the intermediary holding on your behalf.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario, Canada office of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever this Offer calls for documents to be delivered by or on behalf of Shareholders to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates and/or any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notices and Delivery". Notwithstanding Section 6 of the Offer, "Take-Up and Payment for Deposited Securities", cheques, certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

13.   Market Purchases

        Except as set forth below, the Offeror reserves the right to acquire, or to cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSX, subject to applicable Laws, prior to the Expiry Time. In no event will the Offeror make any such purchases of Common Shares until the third business day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSX during the course of the Offer shall not exceed 5% of the outstanding Common Shares, as of the date of the Offer, and the Offeror will issue and file a news release containing the information prescribed by applicable Laws immediately after the close of business of the TSX on each day on which any such securities have been purchased. Purchases made through the facilities of the TSX shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

        Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to compliance with applicable Laws, it reserves the right to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell after the Expiry Time any of the Common Shares taken up and paid for under the Offer.

14.   Other Terms of the Offer

        The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

        The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial and territorial Securities Laws with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

        The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

        The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Deposited Securities.

        The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

        The Offeror reserves the right to transfer to one or more of its wholly-owned affiliates of the Offeror the right to purchase all or any portion of the Deposited Securities, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons who have Deposited Securities to receive payment for such securities that have been validly deposited and accepted for payment pursuant to the Offer.

Dated: January 24, 2011

HUDBAY MINERALS INC.
Per:	(signed) David Garofalo
Name: David Garofalo Title: President and Chief Executive Officer

CIRCULAR

        The following information is supplied by the Offeror with respect to the accompanying Offer dated January 24, 2011 to purchase all of the issued and outstanding Common Shares. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in this Circular, where not otherwise defined herein, have the meanings set out in the accompanying Glossary, unless the context otherwise requires.

        Unless otherwise indicated, the information concerning Norsemont contained in the Offer and Circular has been taken from or based upon publicly available documents filed by Norsemont with Securities Authorities. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Norsemont to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning Norsemont and the Offeror is given as of the date hereof.

1.     The Offeror

        The Offeror is a Canadian mining company with assets in North and Central America, principally focused on the discovery, production and marketing of base metals. For over 80 years, the Offeror and its predecessors have had mining and related operations in the Flin Flon Greenstone Belt in northern Manitoba and Saskatchewan. Over that period, the Offeror has developed 26 mines and produced more than 140 million tonnes of ore.

        The Offeror was formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed its name to Pan American Resources Inc. On March 12, 2002, the Offeror acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed its name to ONTZINC Corporation. On December 21, 2004, the Offeror acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") and changed its name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, the Offeror amended its articles to consolidate the Offeror Shares on a thirty to one basis. On October 25, 2005, the Offeror was continued under the Canada Business Corporations Act.

        The Offeror has the following principal assets:

  (a)
  Operating Mines:    three underground mines, including its 777 mine in Flin Flon, Manitoba, the Trout Lake mine near Flin Flon, and the Chisel North mine near Snow Lake, Manitoba;

  (b)
  Processing Facilities:    ore concentrators in Flin Flon and Snow Lake and a zinc pressure leach and electro-winning plant in Flin Flon;

  (c)
  Development Projects:    the Lalor project, a zinc, gold and copper deposit near its facilities in Snow Lake, Manitoba which is currently under construction, with full production expected by late 2014, and the Fenix project, a substantial nickel laterite project in eastern Guatemala;

  (d)
  Joint Ventures:    a joint venture with Aquila Resources Inc., pursuant to which the Offeror holds a 51% interest in the Back Forty project, an advanced exploration project evaluating a zinc and gold-rich VMS deposit in Michigan's Upper Peninsula, and a joint venture with VMS Ventures Inc., pursuant to which the Offeror holds a 70% interest in the copper-rich Reed Lake deposit, near Snow Lake, Manitoba; and

  (e)
  Exploration Properties:    land positions of 408,308 hectares in Manitoba and Saskatchewan and other land holdings in Guatemala, Yukon, Chile, New York and Ontario, all of which offer the opportunity to develop and grow the Offeror's business through its exploration program.

        The key elements of the Offeror's strategic plan are as follows: (i) optimize operations and grow its principal operating platform in northern Manitoba, including aggressively pursuing development of the Lalor project and continuing exploration in the Flin Flon Greenstone Belt; and (ii) grow beyond its Manitoba base, including pursuing present opportunities such as the development of the Back Forty project and seeking acquisitions of VMS and porphyry deposits with exploration upside in mining friendly jurisdictions in the Americas.

        The registered office of the Offeror is located at 2200 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 and its principal executive office is located at 1 Adelaide Street East, Suite 2501, Toronto, Ontario M5C 2V9.

        The Offeror is a reporting issuer or the equivalent in all Provinces of Canada and files its continuous disclosure documents with the relevant Canadian Securities Authorities. Such documents are available on SEDAR at www.sedar.com. The Offeror is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Such documents are available on EDGAR at www.sec.gov.

Material Properties

        A description of the Offeror's material mineral properties, other than its Fenix project in Guatemala, is included in its annual information form for the year ended December 31, 2009 and is incorporated by reference into this Offer and Circular. See "Documents Incorporated by Reference" in Section 3 of the Circular. A description of the Offeror's Fenix project in Guatemala is attached as Schedule B to the Offer and Circular.

2.     Certain Information Concerning the Offeror Shares

Authorized and Outstanding Share Capital

        The Offeror's authorized share capital consists of an unlimited number of Offeror Shares and an unlimited number of preferred shares. As at January 21, 2011, there were 149,431,339 Offeror Shares and no preferred shares issued and outstanding.

        Holders of Offeror Shares are entitled to receive notice of any meetings of the Offeror's shareholders, to attend and to cast one vote per Offeror Share at all such meetings. Holders of Offeror Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Offeror Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Offeror Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Offeror at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Offeror are entitled to receive on a pro-rata basis the Offeror's net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Offeror Shares with respect to dividends or liquidation. The Offeror Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Dividends and Dividend Policy

        The Offeror began paying a semi-annual dividend of $0.10 per Offeror Share on September 30, 2010 to shareholders of record on September 15, 2010. The timing, payment and amount of any semi-annual or other dividends will be determined by the board of directors of the Offeror from time to time based upon, among other things, the Offeror's cash flow, results of operations and financial condition, the Offeror's need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

Prior Sales

        For the 12-month period prior to the date of the Offer, the Offeror has issued or granted the Offeror Shares and securities convertible into Offeror Shares listed in the table set forth below:

Date Issued or Granted	Security	Price per security ($)	Number
25/02/2010	Offeror Shares(1)	12.21	45,750
17/03/2010	Offeror Shares	2.59	5,000
08/03/2010	Share Units(2)	13.37	284,289
18/03/2010	Offeror Shares	2.59	4,150
18/03/2010	Offeror Shares	9.70	6,444
25/03/2010	Share Units(2)	13.28	4,970
20/04/2010	Offeror Shares	10.90	10,000
18/05/2010	Offeror Shares	2.59	5,000
09/08/2010	Offeror Shares	10.90	2,500
18/08/2010	Offeror Shares	2.59	2,000
18/08/2010	Offeror Shares	7.96	3,333
20/08/2010	Offeror Shares	10.90	2,000
20/08/2010	Offeror Shares	7.96	10,000
20/08/2010	Offeror Shares	2.59	1,000
20/08/2010	Offeror Shares	9.70	3,533
23/08/2010	Offeror Shares	10.90	10,000
24/08/2010	Offeror Shares	9.70	6,666
25/08/2010	Offeror Shares	9.70	4,444
26/08/2010	Offeror Shares	7.96	1,800
31/08/2010	Offeror Shares	7.96	1,533
01/09/2010	Offeror Shares	10.90	2,000
01/09/2010	Offeror Shares	9.70	14,433
02/09/2010	Offeror Shares	9.70	6,666
07/09/2010	Offeror Shares	7.96	3,300
10/09/2010	Offeror Shares	10.90	24,400
16/09/2010	Offeror Shares	9.70	3,333
17/09/2010	Offeror Shares	10.90	6,500
22/09/2010	Offeror Shares	9.70	2,000
22/09/2010	Offeror Shares	10.90	6,100
23/09/2010	Offeror Shares	7.96	30,000
30/09/2010	Share Units(3)	14.62	1,903
07/10/2010	Offeror Shares	9.70	3,333
20/10/2010	Offeror Shares	3.35	20,000
22/10/2010	Offeror Shares	10.90	3,000
28/10/2010	Offeror Shares	10.90	10,500
09/11/2010	Offeror Shares	10.90	2,500
12/11/2010	Offeror Shares	15.86	3,334
16/11/2010	Offeror Shares	9.70	5,556
16/11/2010	Offeror Shares	2.59	5,333
17/11/2010	Offeror Shares	14.59	4,575
18/11/2010	Offeror Shares	10.69	44,900
18/11/2010	Offeror Shares	2.59	75,000
18/11/2010	Offeror Shares	9.70	50,700
19/11/2010	Offeror Shares	10.69	8,100
22/11/2010	Offeror Shares	15.86	3,334
23/11/2010	Offeror Shares	10.90	1,500
23/11/2010	Offeror Shares	15.86	3,334

Date Issued or Granted	Security	Price per security ($)	Number
23/11/2010	Offeror Shares	2.59	3,333
24/11/2010	Offeror Shares	15.86	10,000
24/11/2010	Offeror Shares	2.59	10,000
30/11/2010	Offeror Shares	2.59	10,000
07/12/2010	Offeror Shares	15.86	3,334
07/12/2010	Offeror Shares	9.70	1,111
09/12/2010	Offeror Shares	9.70	1,000
10/12/2010	Offeror Shares	10.90	1,000
10/12/2010	Offeror Shares	2.59	30,000
10/12/2010	Offeror Shares	9.70	25,000
10/12/2010	Offeror Shares	15.86	3,334
15/12/2010	Offeror Shares	17.95	10,000
16/12/2010	Offeror Shares	2.59	12,000
16/12/2010	Offeror Shares	17.95	10,000

(1)
Each issuance of Offeror Shares shown in the table above was made pursuant to the exercise of stock options granted pursuant to the Offeror's Share Option Plan.

(2)
Represents share units granted under the Offeror's Long-Term Equity Plan. Each share unit carries a redemption value equal to the price of the Offeror Shares and vests in full three years from the date of grant. These share units may be settled in cash or by the delivery of Offeror Shares, at the election of the Offeror.

(3)
Represents share units granted as dividend equivalents to holders of share units granted under the Offeror's Long-Term Equity Plan.

Price Range and Trading Volume of the Offeror Shares

        The Offeror Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol "HBM". The following tables set forth the reported high and low trading prices and the aggregate volume of trading of the Offeror Shares on the TSX and the NYSE, respectively, during the periods indicated.

	Trading of Common Shares on TSX
Period	High	Low	Volume
	($)	($)	(#)
2010
January	15.40	12.09	21,402,883
February	14.19	11.53	23,304,652
March	14.09	12.69	26,842,426
April	14.66	12.61	23,365,959
May	13.04	9.86	39,390,811
June	13.12	10.54	43,787,132
July	13.57	10.77	16,526,329
August	15.62	12.17	31,607,248
September	15.90	14.05	38,152,271
October	16.74	14.51	15,228,291
November	18.08	16.01	30,726,935
December	19.08	17.09	11,221,991
2011
January 1 to 21	18.17	16.03	14,196,437

	Trading of Common Shares on NYSE
Period	High	Low	Volume
	(U.S.$)	(U.S.$)	(#)
2010
November	17.75	15.77	634,796
December	18.98	16.80	444,946
2011
January 1 to 21	18.26	16.17	740,512

        The Offeror announced its intention to make the Offer on January 10, 2011. On January 7, 2011, the last trading day prior to such announcement, the closing price of the Offeror Shares on the TSX was $16.76. The volume weighted average price of the Offeror Shares on the TSX for the 20 trading days ending on January 7, 2011 was $17.76.

Consolidated Capitalization

        The following table sets forth the Offeror's consolidated capitalization as at September 30, 2010, the date of the Offeror's most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements and notes attached hereto as Schedule A, the unaudited interim consolidated financial statements of the Offeror as at and for the nine-month period ended September 30, 2010, including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Offer and Circular.

	As at September 30, 2010	As at September 30, 2010 After Giving Effect to the Offer(1)		As at September 30, 2010 After Giving Effect to the Offer(2)
HudBay Share Capital	$626,009,000	$1,158,425,040	(3)	$1,028,627,009	(3)
HudBay Common Shares Outstanding (Basic)	149,056,228	180,028,656		172,477,869
Cash and Cash Equivalents	$851,739,000	$908,670,825	(4)	$778,789,265	(4)
Available-For-Sale Investments	$78,255,000	$78,225,000		$78,255,000

(1)
Assumes Maximum Share Alternative is elected by all Shareholders.

(2)
Assumes Elected Cash Alternative is elected by all Shareholders.

(3)
Assumes $4.50 per share purchase price.

(4)
Adjusted for estimated transaction costs and purchase of Common Shares in the market prior to the Offer.

3.     Documents Incorporated by Reference

        The following documents, filed by the Offeror with the various securities commissions or similar regulatory authorities in each of the Provinces of Canada in which the Offeror is a reporting issuer, are specifically incorporated by reference in, and form an integral part of, the Offer and Circular:

  (a)
  annual information form dated March 31, 2010 for the year ended December 31, 2009, except for the section under the heading "Description of our Business — Development Properties — Fenix Project" and "Schedule B — Fenix Project";

  (b)
  management's discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2009;

  (c)
  annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 and related notes, together with the auditors' report thereon, contained therein, as amended;

  (d)
  the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010, together with the notes thereto;

  (e)
  management's discussion and analysis for the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010;

  (f)
  material change report dated June 22, 2010 announcing the appointment of Mr. David Garofalo as President and Chief Executive Officer and to the board of directors;

  (g)
  material change report dated August 6, 2010 announcing a full commitment to the development of a mine at the Offeror's 100% owned Lalor project near Snow Lake, Manitoba;

  (h)
  material change report dated January 13, 2011 announcing that the Offeror entered into the Support Agreement and the Offeror's intention to make the Offer; and

  (i)
  management information circular dated May 14, 2010 in connection with the annual meeting of shareholders held on June 24, 2010.

        All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by the Offeror with any securities commission or similar regulatory authority in Canada on or after the date of the Offer and Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular.

        Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Offer and Circular.

        Information has been incorporated by reference in the Offer and Circular from documents filed with certain Securities Authorities. Copies of the documents incorporated by reference in the Offer and Circular regarding the Offeror may be obtained without charge from the Corporate Secretary of the Offeror by telephone at (416) 362-8181 or by email at info@hudbayminerals.com or may be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. To the extent that any document or information incorporated by reference into the Offer and Circular is included in a report that is filed or furnished with the SEC on Form 40-F or 6-K, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Form CB relating to the Offeror Shares to be issued pursuant to the Offer.

        Information contained in or otherwise accessed through the Offeror's website, www.hudbayminerals.com, or any other website (other than information in documents incorporated by reference) does not form part of the Offer and Circular.

4.     Pro Forma Consolidated Financial Statements

        Shareholders should refer to Schedule A to the Offer and Circular for unaudited pro forma consolidated financial statements for the Offeror for the year ended December 31, 2009 and for the nine months ended September 30, 2010.

5.     Norsemont

        Norsemont commenced operations in 1977, and since its inception has been engaged in the business of the acquisition, exploration and development of natural resource properties. Norsemont holds a one hundred percent (100%) interest in the Constancia Project in southern Peru. The Constancia Project is currently in the pre-development stage.

        Norsemont is a corporation governed by the BCBCA. Norsemont's registered office is located at 1780 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its principal business office is located at 40 University Avenue, Suite 1002, Toronto, ON M5J 1T1.

        Norsemont is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and files its continuous disclosure documents with the relevant Canadian Securities Authorities. Such documents are available on SEDAR at www.sedar.com. Norsemont is also a CONASEV registrant and accordingly files with or furnishes to CONASEV certain continuous disclosure documents. The Common Shares are currently listed for trading under the symbol "NOM" on the TSX and the BVL.

6.     Certain Information Concerning the Securities of Norsemont

Share Capital of Norsemont

        The authorized capital of Norsemont consists of an unlimited number of Common Shares. Each Common Share entitles its holder to one vote at a meeting of the Shareholders. Shareholders are entitled to receive on a pro-rata basis such dividends as the Norsemont Board may declare. Upon liquidation, the Shareholders will be entitled to receive on a pro-rata basis all of the assets of Norsemont remaining after payment of all of Norsemont's liabilities.

        On January 21, 2011 there were (i) 90,777,731 Common Shares issued and outstanding; and (ii) outstanding Convertible Securities exercisable, exchangeable or convertible to acquire an aggregate of 28,928,160 Common Shares.

        The Offeror understands that, assuming the exercise, exchange or conversion of all Convertible Securities of Norsemont, 119,705,891 Common Shares would be subject to the Offer.

Price Range and Trading Volume of Common Shares

        The Common Shares trade on the TSX and the BVL. On January 7, 2011, the last trading day prior to the announcement of the intention of the Offeror to make the Offer, the closing price on the TSX of the Common Shares was $4.27. The volume weighted average trading price of the Common Shares on the TSX for the 20 trading days ending on January 7, 2011 was $3.50.

        The following tables set forth the reported high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX and the BVL, respectively, during the periods indicated.

	Trading of Common Shares on TSX
	High	Low	Volume
	($)	($)	(#)
2010
January	2.46	1.96	3,826,840
February	2.32	2.02	1,040,556
March	2.55	2.08	1,776,339
April	2.64	2.28	1,865,037
May	2.50	1.82	2,220,689
June	2.41	1.98	883,624
July	2.17	2.03	666,195
August	2.21	2.00	363,835
September	2.20	1.92	926,166
October	3.10	2.10	15,630,790
November	3.05	2.71	3,201,074
December	3.95	2.86	14,126,598
2011
January 1 to 21	4.73	3.50	22,397,040

	Trading of Common Shares on BVL
	High	Low	Volume
	(U.S.$)	(U.S.$)	(#)
2010
January	2.24	2.24	20,000
February	n/a	n/a	n/a
March	2.17	2.17	11,463
April	n/a	n/a	n/a
May	n/a	n/a	n/a
June	n/a	n/a	n/a
July	n/a	n/a	n/a
August	n/a	n/a	n/a
September	2.05	1.90	7,410
October	2.90	2.05	5,130
November	2.86	2.85	1,178
December	2.98	2.94	2,888
2011
January 1 to 21	4.80	4.45	161,034

7.     Background to the Offer

        On August 20, 2009, a meeting was held at the Offeror's offices at which a presentation was made to the Offeror's management in respect of Norsemont and the Constancia Project and the possibility of an acquisition of Norsemont by the Offeror.

        On August 26, 2009, the Offeror and Norsemont entered into the Confidentiality Agreement. Shortly thereafter, the Offeror commenced technical due diligence on Norsemont. In addition, between August 31, 2009 and September 4, 2009 members of the Offeror's management, together with third party consultants engaged by the Offeror, conducted site visits of the Constancia property and also visited with Norsemont's local management at its office in Lima, Peru.

        While it did not actively pursue a transaction with Norsemont at the time, the Offeror continued to evaluate Norsemont through the remainder of 2009 and into 2010.

        On October 26, 2010, following refinements to the Offeror's profile for strategic acquisitions, representatives of the Offeror contacted Norsemont to introduce new senior management team members and re-engage in discussions regarding a potential transaction. During a conference call on November 2, 2010 members of the Constancia Project team provided an update on the technical aspects of the project, following which the Offeror conducted further technical due diligence on Norsemont, including a second site visit between November 29, 2010 and December 2, 2010.

        On December 2, 2010, a meeting took place at the Offeror's offices between members of senior management of the Offeror and Norsemont. The parties discussed the possibility of the Offeror acquiring all of Norsemont's outstanding Common Shares. They also discussed the potential timing of a transaction, the possible use of Offeror Shares as consideration, the possibility of securing lock-up agreements with certain Shareholders, and the status of the Offeror's technical due diligence. It was agreed that the Offeror would commence legal and financial due diligence on Norsemont.

        On December 20, 2010, the Offeror provided Norsemont with a non-binding proposal that contemplated the possible acquisition by the Offeror of all of the outstanding Common Shares for cash and share consideration amounting to $4.50 per share. Based on the volume weighted average trading price on the TSX for the 20 trading days ended December 17, 2010 for the Offeror Shares of $17.86 and the Common Shares of $3.20, this proposed consideration represented a premium of 46.1%. The proposal contemplated that if Norsemont was prepared to work toward the implementation of the proposed transaction, it would do so on an exclusive basis until January 17, 2011.

        The Offeror understands that subsequent to December 20, 2010, representatives of Norsemont contacted several of the larger Shareholders on a confidential basis to gauge their level of interest in entering into lock-up agreements pursuant to which they would agree to tender their Common Shares to an offer from the Offeror.

        On December 22, 2010, Norsemont advised that the proposal had been referred to the Norsemont Special Committee for consideration and that Norsemont contemplated that it would be in a position to respond to the proposal by January 7, 2011.

        On December 23, 2010, Norsemont's senior management advised the Offeror that they anticipated that they had identified approximately 40% of the Shareholders who would be prepared to either enter into lock-up agreements with the Offeror or support an offer from the Offeror.

        On January 3, 2011, the Offeror and Norsemont held a conference call during which the Offeror's senior management team responded to technical, legal and financial questions posed by Norsemont and its legal and financial advisors.

        On January 5, 2011, Norsemont advised the Offeror that the Norsemont Board had authorized Norsemont to enter into exclusive negotiations with the Offeror for a period of one week to determine whether the terms for a transaction could be agreed upon. The Offeror acknowledged Norsemont's response to the Offeror's December 20, 2010 proposal and indicated that the Offeror continued to believe that its proposal fully and fairly valued Norsemont. The Offeror agreed to work with Norsemont to determine whether the terms for a transaction could be agreed upon.

        Between January 6 and January 9, 2011, the Offeror and Norsemont and their respective legal and financial advisors negotiated and finalized the terms of the Support Agreement. The Offeror also provided a form of lock-up agreement to Norsemont and negotiated lock-up agreements with Norsemont and certain Shareholders who would later enter into the Lock-Up Agreements.

        In the evening of January 9, 2011, the Offeror was informed by Norsemont that the Norsemont Board had met to consider the Offer and the draft Support Agreement, to receive the report and the recommendation of the Norsemont Special Committee, and to receive the advice of its financial and legal advisors. The Offeror understands that at the January 9, 2011 board meeting, Norsemont's financial advisors, Cutfield Freeman & Co. Ltd., and Wellington West Capital Markets Inc., each orally provided a fairness opinion that, as at that date, the offer was fair, from a financial point of view, to the Shareholders (other than the Offeror and its affiliates). The Offeror was informed that at the meeting the Norsemont Board, on the recommendation of the Norsemont Special Committee, determined that the Offer is in the best interests of Norsemont, approved the entering into of the Support Agreement, and resolved to recommend that Shareholders tender their Common Shares to the Offer. The Offeror was also advised by Norsemont that at the vote to consider these matters, two Norsemont directors abstained from the vote and one director voted against such matters.

        Also that evening, the Offeror's board of directors met to consider the draft Support Agreement, the Lock-Up Agreements and the proposed terms of the Offer. After considering a presentation by the Offeror's management on the merits of the transaction and following discussion with members of management, as well as the Offeror's legal and financial advisors, the Offeror's board unanimously approved the terms of the Offer and the entering into of the Support Agreement and the Lock-Up Agreements.

        In the evening of January 9, 2011, the Offeror and Norsemont executed the Support Agreement, and the Lock-Up Agreements were executed by Shareholders owning, in the aggregate, approximately 35% of the fully-diluted Common Shares.

        A joint news release by the Offeror and Norsemont announcing the entering into of the Support Agreement and other matters related to the transaction was issued on January 10, 2011 before the opening of trading on the TSX, the NYSE and the BVL.

8.     Recommendation of the Norsemont Board

        The Norsemont Board, following consultation with its financial and legal advisors and on receipt of a recommendation of the Norsemont Special Committee, determined that the Offer is fair, from a financial point of view, to Shareholders (other than the Offeror and its affiliates), that it is in the best interests of Norsemont to support and facilitate the Offer and to recommend that Shareholders accept the Offer and deposit their Common Shares under the Offer.

9.     Risk Factors Related to the Offer

        Shareholders should carefully consider the following risk factors related to the Offer. In addition to the risks set out in the documents incorporated by reference in the Offer and Circular (including risks associated with the Offeror Shares), the successful completion of the acquisition by the Offeror of all of the Common Shares is subject to certain risks, including as set forth below. Such risks may not be the only risks facing the Offeror. Additional risks and uncertainties not presently known may also materially and adversely affect the business, operations, financial condition or prospects of the Offeror.

  The development of the Constancia Project may not occur as planned.

        The Offer has been made with the expectation that its successful completion will result in increased copper and precious metals production and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether the Offeror's and Norsemont's operations can be integrated in an efficient and effective manner. Most operational, strategic and staffing decisions with respect to the Constancia Project have not yet been made. These decisions and the ability to successfully bring the Constancia Project into production will present challenges to management, including possible unanticipated costs and liabilities, the possibility that the Offeror will not be able to retain key employees, officers and contractors of Norsemont, the ability to complete construction and related infrastructure in a timely manner, changes in the legal and regulatory environment, currency fluctuations, industrial disputes, ability to secure required surface rights, unavailability of parts, machinery or operators and other personnel, delays in the delivery of major process plant equipment, inability to obtain, renew or maintain the necessary permits, licences or approvals, unforeseen natural events, and political and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, and it is possible that cost overruns could occur during the construction of the Constancia Project.

        Shareholders who elect to receive Offeror Shares will receive such Offeror Shares based on an exchange ratio that will not reflect market price fluctuations. Consequently, the Offeror Shares issued under the Offer may have a market value lower than expected.

        The Offeror is offering to purchase Common Shares on the basis of, at the election of each Shareholder: (i) 0.2617 of an Offeror Share and $0.001 in cash, or (ii) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of Offeror Shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out under "The Offer" in Section 1 of the Offer. Given that the exchange ratio will not be adjusted to reflect any changes in the market value of Offeror Shares, the market values of the Offeror Shares and the Common Shares at the time of a take-up of Common Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Common Shares.

        The value of the cash portion of the Offer will fluctuate for non-Canadian Shareholders.

        All cash payable under the Offer, including the cash consideration under the Maximum Share Alternative and the cash consideration under the Elected Cash Alternative, will be denominated in Canadian dollars. Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer or the date on which non-Canadian Shareholders deposited their Common Shares under the Offer. These changes may significantly affect the value of the cash consideration received for Common Shares deposited by non-Canadian Shareholders.

        The actual cash consideration received by Shareholders will depend on pro-ration.

        The maximum amount of cash payable by the Offeror under the Offer is $130 million and will be pro-rated based on elections made by Shareholders. See "The Offer" in Section 1 of the Offer. Consequently, a depositing Shareholder that elects the Elected Cash Alternative in respect of all of its Common Shares may nonetheless receive Offeror Shares for a greater portion of the consideration for its deposited Common Shares than such Shareholder elected. If all Shareholders deposited their Common Shares to the Offer (including those Common Shares issuable on the conversion, exercise or exchange of the Convertible Securities) and elected the maximum amount of cash as consideration, each Shareholder would be entitled to receive $1.098 in cash and 0.1979 of an Offeror Share for each Common Share deposited, subject to adjustment for fractional shares.

        The issuance of a significant number of Offeror Shares and a resulting "market overhang" could adversely affect the market price of the Offeror Shares after the take-up of Common Shares under the Offer.

        If the Offer is successful, a significant number of additional Offeror Shares will be available for trading in the public market. A significant increase in the number of Offeror Shares issued and outstanding, or the perception that such a significant increase may occur or that there will be a significant increase in sales of Offeror Shares as a result thereof, may adversely affect the market price for the Offeror Shares. Moreover, in the event that any Shareholder holding a significant percentage of Common Shares deposits its Common Shares under the Offer in exchange for Offeror Shares, such Shareholder may hold a significant percentage of Offeror Shares after the take-up of such Common Shares. The potential that such a Shareholder may sell the Offeror Shares it receives as consideration under the Offer in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Offeror Shares in the public market, could adversely affect the market price of the Offeror Shares.

        The acquisition of Norsemont might not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Second Step Transaction.

        In order for the Offeror to acquire all of the issued and outstanding Common Shares, the Offeror or an affiliate of the Offeror may need to effect a Second Step Transaction following the completion of the Offer. A Second Step Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Second Step Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Common Shares.

        Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Common Shares not deposited under the Offer will be reduced, which might affect the price of the Common Shares and the ability of a Shareholder to dispose of its Common Shares.

        If the Offer is successful, the liquidity and market value of the remaining Common Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Common Shares acquired pursuant to the Offer, following the completion of the Offer the Common Shares may no longer meet the TSX and the BVL requirements for continued listing. Additionally, to the extent permitted under applicable Laws, stock exchange regulations and other obligations of Norsemont, the Offeror intends to seek to cause the delisting of the Common Shares on the TSX and the BVL.

        If the TSX or the BVL delists the Common Shares, the market for the Common Shares could be adversely affected. Although it is possible that the Common Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Common Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Common Shares remaining at such time and the interest in maintaining a market in the Common Shares on the part of securities firms. If Common Shares are delisted and Norsemont ceases to be a "public corporation" for the purposes of the Tax Act, Common Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, tax-free savings accounts and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident Shareholders, as described under "Certain Canadian Federal Income Tax Considerations" in Section 25 of the Circular.

        After the consummation of the Offer, Norsemont could be a majority-owned subsidiary of the Offeror and the Offeror's interest could differ from that of the remaining minority Shareholders.

        After the consummation of the Offer (which may result in Offeror holding less than 100% of the issued and outstanding Common Shares), a Second Step Transaction may not be completed and the Offeror will have the ability to elect the directors of Norsemont, appoint new management, approve certain actions requiring the approval of the Shareholders, including, in the event the Offeror acquires 66 2/3% of the issued and outstanding Common Shares, adopting certain amendments to Norsemont's constating documents and approving mergers or sales of Norsemont's assets.

        Peruvian Tax Law may be amended before the Offer is accepted.

        Under the current Peruvian Tax Law, the exchange of Common Shares for cash and Offeror Shares by a Peruvian Non-Resident Holder will not be subject to tax in the Republic of Peru. However, proposed amendments to the Peruvian Tax Law that were submitted by the Peruvian Congress to the President on December 30, 2010 will, if enacted and officially published before the Effective Time in the form so submitted, impose a tax of 30% on any taxable gain resulting from the exchange. Liability for such tax may be relieved by the application of an applicable income tax convention. For example, a resident of Canada for the purposes of the Peru Treaty should not be liable for Peruvian tax under the Peruvian Proposed Amendments by reason of article XIII(4) of the Peru Treaty.

        A Peruvian Resident Holder whose Common Shares are exchanged for cash and Offeror Shares pursuant to the Offer, will be considered to have disposed of the Common Shares for proceeds equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Offeror Shares received on the exchange. As a result, the Peruvian Resident Holder will generally realize a capital gain to the extent that such proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the tax cost of the Peruvian Resident Holder's Common Shares immediately before the exchange. Any resulting taxable gain will be subject to Peruvian tax of 30% for juridical entities and at graduated rates between 15% and ending at 30% for individuals.

10.   Description of Support Agreement

        On January 9, 2011, the Offeror and Norsemont entered into the Support Agreement which sets out the terms and conditions upon which the Offeror agreed to make the Offer and Norsemont agreed to support and facilitate the Offer and recommend that Shareholders tender their Common Shares to the Offer.

        The following is only a summary of certain provisions of the Support Agreement. It does not purport to be a complete description of the Support Agreement and is subject to, and qualified in its entirety by, the provisions of the Support Agreement. The Support Agreement has been filed by Norsemont and the Offeror with the Securities Authorities and is available on SEDAR at www.sedar.com under Norsemont's and the Offeror's profiles. Capitalized terms used in this section that are not defined in the Glossary have the meanings given to such terms in the Support Agreement.

The Offer and Support for the Offer

        The Offeror agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement and Norsemont confirmed, in the Support Agreement, that the Norsemont Board has determined, upon the recommendation of the Norsemont Special Committee and after consultation with their financial and legal advisors, that the consideration offered for the Common Shares pursuant to the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror and its affiliates), that it would be in the best interests of Norsemont to support and facilitate the Offer and enter into the Support Agreement and to recommend that Shareholders tender their Common Shares to the Offer.

Conditions of the Offer

        The Support Agreement provides that the Offer would be subject to certain conditions including, among other things, the Minimum Tender Condition. This and the other conditions of the Offer are more particularly described under "Conditions of the Offer" in Section 4 of the Offer.

        The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, at any time, provided that the Offeror may not without the prior consent of Norsemont, amend, modify or waive the Minimum Tender Condition. In addition, the Offeror has agreed not to decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to add additional consideration), or add any conditions to the Offer.

Extension

        Pursuant to the terms of the Support Agreement, the Offer will be open for acceptance until at least 5:00 p.m. (Toronto time) on the day that is 36 days from the Mailing Date. The Offeror may, in its sole discretion and in accordance with applicable Securities Laws, extend the period during which Common Shares may be deposited under the Offer, provided that the Expiry Date may be extended beyond the Outside Date only if, (i) prior to the Outside Date, the Offeror has publicly announced its intention to take up and pay for Common Shares that have been tendered under the Offer on the Expiry Date or (ii) if Norsemont has not satisfied certain conditions to the Offer regarding its representations, warranties and covenants set out in the Support Agreement.

Covenants Regarding Non-Solicitation

        The Support Agreement contains certain "non-solicitation" provisions pursuant to which Norsemont has agreed that it will not directly or indirectly:

  (a)
  solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Norsemont or any of its subsidiaries or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any person to make an Acquisition Proposal;

  (b)
  enter into or participate in or otherwise facilitate any discussions or negotiations regarding an Acquisition Proposal;

  (c)
  withdraw, modify or qualify (or propose to do so), in a manner adverse to the Offeror, the approval or recommendation of the Norsemont Board or any committee thereof of the Offer or the Support Agreement;

  (d)
  approve or recommend or remain neutral or propose publicly to approve or recommend or remain neutral with respect to any Acquisition Proposal; (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five business days following the formal announcement of such Acquisition Proposal shall not be considered to be such a violation); or

  (e)
  accept, recommend, approve or enter into any letter of intent agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that Norsemont completes the transactions contemplated in the Support Agreement or any other transaction with the Offeror or any of its affiliates agreed to prior to any termination of the Support Agreement, whether formal or informal.

        Norsemont has also agreed to immediately terminate any existing discussions or negotiations with any Person (other than the Offeror or its representatives) with respect to any Acquisition Proposal, whether or not initiated by Norsemont, and request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Norsemont (other than confidentiality agreements that by their terms have lapsed and were entered into prior to the convening of the Norsemont Special Committee) relating to any potential Acquisition Proposal. Norsemont has agreed not to amend, modify or waive any confidentiality agreement, standstill agreement or standstill provisions contained in any agreements entered into by Norsemont with other parties relating to a potential Acquisition Proposal.

        Norsemont has also agreed to notify the Offeror, as soon as practicable and in any event within 24 hours following receipt of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Norsemont or for access to properties, books and records or a list of the Shareholders or other Norsemont securityholders of which Norsemont's representatives, are or become aware, or any amendments to the foregoing. Such notice shall include the material terms and conditions of, and the identity of the Person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a proposal or offer, copies of any such proposal or offer or any amendment to any of the foregoing. Norsemont has also agreed to keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by Offeror with respect thereto.

        If Norsemont receives a request for material non-public information in relation to a potential Acquisition Proposal or receives a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated after the date of the Support Agreement in contravention of the Support Agreement), and (i) the Norsemont Board determines in good faith consultation with its financial advisors and its legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal (notwithstanding that such Acquisition Proposal may be subject to a due diligence condition at such time), and (ii) the failure to provide the Person making the Acquisition Proposal with access to such information regarding Norsemont would be inconsistent with the fiduciary duties of the Norsemont Board, then, and only then, Norsemont may provide such person with access to information regarding Norsemont, subject to the execution of a confidentiality agreement providing for standstill provisions (which shall not be waived or modified without the Offeror's prior written approval other than to effect a Superior Proposal, provided however that Norsemont sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such Person and is immediately provided with access to similar information to which such person was provided.

Opportunity to Match

        Norsemont has agreed that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Support Agreement) and/or withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve the Acquisition Proposal, unless:

  (a)
  the Norsemont Board determines that the Acquisition Proposal constitutes a Superior Proposal;

  (b)
  Norsemont has complied with the non-solicitation and right to match provisions in the Support Agreement and has provided the Offeror with a copy of the Acquisition Proposal (including, if applicable, a copy of any proposed agreement relating to such Acquisition Proposal);

  (c)
  a period (the "Response Period") of five business days shall have elapsed from the later of (A) the date on which the Offeror received written notice from the Norsemont Board that the Norsemont Board determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal and (B) the date the Offeror received a copy of such Acquisition Proposal;

  (d)
  after the Response Period, the Norsemont Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and

  (e)
  Norsemont concurrently terminates the Support Agreement and has paid or concurrently pays to the Offeror the Termination Payment (as described below).

        During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend the terms of the Support Agreement and the Offer in writing. Norsemont has agreed that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of the Support Agreement and the Offer. The Norsemont Board will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties, whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror to be amended. If the Norsemont Board does not so determine, the Norsemont Board will cause Norsemont to enter into an amendment to the Support Agreement reflecting the offer by the Offeror to amend the terms of the Offer and upon the execution by the parties of such amendment, will reaffirm its approval and recommendation in respect of the Offer, as so amended. If the Norsemont Board does so determine, Norsemont may approve, recommend, accept or enter into an agreement understanding or arrangement to proceed with the Superior Proposal.

Termination

        The Support Agreement may be terminated prior to the Effective Time or such other time as noted below:

  (a)
  by mutual consent of the Offeror and Norsemont;

  (b)
  by the Offeror by written notice to Norsemont at any time if:

  (i)
  Norsemont is in default of any of its non-solicitation covenants;

  (ii)
  Norsemont has intentionally breached any other covenant or obligation in the Support Agreement except for breaches that neither individually nor in the aggregate result, or could reasonably be expected to result, in a Material Adverse Change; or

  (iii)
  any representation or warranty of Norsemont:

  (A)
  that is qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any respect; or

  (B)
  that is not qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, a Material Adverse Change (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored);

      provided that in each case, such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is five business days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

  (c)
  by the Offeror by written notice to Norsemont if the Norsemont Board or any committee thereof withdraws, amends or modifies in any manner adverse to the Offeror or fails to publicly recommend or reaffirm its approval of the Offer and recommendation that Shareholders tender all of their Common Shares under the Offer within five business days of (i) the public announcement of any Acquisition Proposal which the Norsemont Board has determined is not a Superior Proposal or (ii) the written request by the Offeror that the Norsemont Board make such a recommendation or reaffirmation;

  (d)
  by Norsemont by written notice to the Offeror at any time if any representation or warranty of the Offeror under the Support Agreement;

    (A)
    that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

    (B)
    that is not qualified by reference to a materiality shall be untrue or incorrect unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, an Offeror Material Adverse Change (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored);

  (e)
  by Norsemont by written notice to the Offeror if the Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties) does not conform in all material respects with the Support Agreement or any amendment thereof that has been mutually agreed to by the parties and such non conformity is not cured within five business days from the date of written notice to that effect from Norsemont;

  (f)
  by Norsemont by written notice to the Offeror in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Support Agreement);

  (g)
  by either party by written notice to the other if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement and provided further that Norsemont only may terminate the Support Agreement if the Offeror has not waived the unsatisfied conditions and publicly announced its intention to take up and pay for Common Shares that have been deposited to the Offer;

  (h)
  by either party by written notice to the other if the Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the obligations required to be performed by it under the Support Agreement; or

  (i)
  by either party by written notice to the other if any law in force in Canada, the United States or the Republic of Peru (other than a judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority resulting from action inconsistent with the Support Agreement) makes the making or completion of the Offer or the Contemplated Transactions contemplated in the Support Agreement illegal or otherwise prohibited.

Termination Payment

        The Offeror shall be entitled to a cash termination payment (the "Termination Payment") in an amount equal to $21.6 million upon the occurrence of any of the following events, which shall be paid by Norsemont within the time specified in respect of any such events:

  (a)
  the Support Agreement is terminated in the circumstances set out in paragraphs (b) or (c) under "Termination" above, in which case the Termination Payment shall be paid by 1:00 p.m. (Toronto time) on the third business day after the Support Agreement is terminated;

  (b)
  the Support Agreement is terminated in the circumstances set out in paragraph (f) under "Termination" above, in which case the Termination Payment shall be paid prior to accepting, recommending or approving or entering into any definitive agreement relating to, a Superior Proposal; or

  (c)
  if prior to the Expiry Time, (A) an Acquisition Proposal is publicly announced or any Person has publicly announced an intention to make an Acquisition Proposal, and such Acquisition Proposal has not expired, been withdrawn or been publicly abandoned, (B) the Offer is not completed as a result of the Minimum Tender Condition not having been met, (C) the Offeror terminates the Support Agreement, and (D) within nine months of such termination such Acquisition Proposal is completed, in which case the Termination Payment shall be paid to Offeror concurrently with the consummation of such Acquisition Proposal.

Representations and Warranties

        The Support Agreement contains customary representations and warranties of Norsemont relating to matters that include, among other things, organization and qualification, capitalization, subsidiaries, authority relative to the Support Agreement, no violations, compliance with laws, safety matters, reporting issuer and public records, disclosure controls and procedures, litigation, tax matters, property matters, contracts, mineral rights and resources, permits, employment matters, insurance, related party transactions, restrictive covenants, brokers and the Shareholder Rights Plan.

        The Support Agreement also contains customary representations and warranties of the Offeror relating to matters that include, among other things, organization and qualification, capitalization authority relative to the Support Agreement, no violations, reporting issuer and public records, financial statements and matters related thereto, litigation, tax matters, mineral resources, restrictive covenants, funds available and Common Share ownership.

Conduct of the Business by Norsemont

        Norsemont has covenanted and agreed in the Support Agreement that, during the period from the date of the Support Agreement until the Support Agreement is terminated by its terms and unless the Offeror shall otherwise agree in writing, among other things, the business of Norsemont shall be conducted only in, and Norsemont shall not take any action except in, the ordinary course of business consistent with past practices. Norsemont shall, and shall cause its subsidiaries and their representatives, to use commercially reasonable efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its directors, officers and employees, to maintain satisfactory relationships with suppliers, distributors, customers, employees and others having key business relationships with them, and shall not make any change in the business, assets, liabilities, operations, capital or affairs of Norsemont or its subsidiaries other than changes in the ordinary course of business consistent with past practices.

Board Representation

        Norsemont has agreed that promptly upon the take-up and payment by the Offeror for such number of Common Shares which represent in excess of 50% of the then outstanding Common Shares plus one Common Share on a fully-diluted basis and from time to time thereafter, the Offeror shall be entitled to designate such number of directors of the Norsemont Board which would constitute a majority of the Norsemont Board and Norsemont will not frustrate the Offeror's attempts to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the Offeror's designees to be elected or appointed to the Norsemont Board and to constitute a majority of the Board of Directors, including, without limitation, at the request of the Offeror, by using its best efforts to increase the size of the Norsemont Board and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request.

Directors' and Officers' Insurance

        The Offeror has agreed that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause Norsemont or any successor to Norsemont (including the successor resulting from the winding-up or liquidation or dissolution of Norsemont) to maintain, subject to certain cost limitations, Norsemont's current directors' and officers' insurance policy or an equivalent policy, on a "trailing" or "run-off' basis, subject in either case to terms and conditions no less advantageous to the directors and officers of Norsemont than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of Norsemont, covering claims made prior to or within six years after the Effective Time. From and after the Effective Time, the Offeror shall, and shall cause Norsemont (or its successor) to, indemnify and hold harmless, to the fullest extent permitted under the applicable Law and subject to certain customary limitations, each present and former director, officer and employee of Norsemont (each, an "Indemnified Person") against any costs or expenses (including reasonable legal fees), judgements, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person's service as a director or officer of Norsemont, whether asserted or claimed prior to, at or after the Effective Time.

Shareholder Rights Plan

        Norsemont and the Norsemont Board have agreed to take all action necessary to waive the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Contemplated Transactions. Norsemont has agreed to waive the application of the Shareholder Rights Plan to the Offer and the transactions contemplated in the Support Agreement immediately prior to the Expiry Time or earlier if so requested in writing by the Offeror.

Treatment of Outstanding Options

        The Offeror and Norsemont have agreed that, between the date of the Support Agreement and the date that the Offeror first takes up Common Shares pursuant to the Offer, subject to the terms of the Stock Option Plan and the receipt of any necessary approvals and to Securities Laws, Norsemont may take such actions as may be necessary or desirable, including amending the terms of any Options and the Stock Option Plan to provide that all Options vest no later than immediately prior to the Take-Up Date and that each holder of vested Options shall be entitled to exercise such Options, in accordance with their terms, and thereby acquire Common Shares and, for that purpose, the Offeror has agreed that Norsemont may establish a facility pursuant to which holders of Options may borrow the funds necessary for the exercise of Options to permit all Common Shares issuable pursuant to such Options to be deposited under the Offer on terms that, among other things, result in the consideration received for such Common Shares being immediately applied to repay such borrowings.

        Norsemont has agreed that it will use commercially reasonable efforts to allow all outstanding Options to be exercised, terminated, surrendered, cancelled or expire prior to the Take-Up Date. Norsemont has also agreed that it will use reasonable commercial efforts to obtain as soon as practicable, and in any event prior to the Effective Time, the irrevocable agreement of all holders of Options that any Options that are not converted or exercised prior to the date that the Offeror first takes up Common Shares pursuant to the Offer shall either be surrendered or terminated or otherwise dealt with in a manner satisfactory to the Offeror. The Offeror has agreed to co-operate and make all such tendering or other arrangements with Norsemont to facilitate the exercise, conditional exercise, cancellation or surrender of Options and the deposit, pursuant to the Offer, of all Common Shares issued in connection therewith prior to the Expiry Time.

11.   Description of Lock-Up Agreements

        On January 9, 2011, the Offeror entered into the Lock-Up Agreements with the Locked-Up Parties. Under the Lock-Up Agreements, the Locked-Up Parties have agreed to deposit or cause to be deposited to the Offer all of their Common Shares (including Common Shares acquired upon the exercise, exchange or conversion of Convertible Securities), being an aggregate of 41,946,331 Common Shares, representing approximately 35% of the outstanding Common Shares (on a fully-diluted basis). Each Lock-Up Agreement sets forth, among other things, the terms and conditions upon which each of the Locked-Up Parties has agreed, among other things, to support the Offer (subject in the case of directors and officers of Norsemont to their fiduciary duties in such capacities), deposit or cause to be deposited under the Offer (subject in some cases to certain rights of withdrawal) all Common Shares presently and subsequently legally or beneficially owned by the Locked-Up Party, or over which the Locked-Up Party exercises control or direction, and surrender for cancellation all out-of-the-money Convertible Securities. The following is a summary of certain principal terms of the Lock-Up Agreements. This summary is qualified in its entirety by the full text of the Lock-Up Agreements, which have been filed by the Offeror with the applicable Securities Authorities and are available on SEDAR at www.sedar.com under the Offeror's profile.

Deposit of Common Shares

        Under the terms of the Lock-Up Agreements, each Locked-Up Party has agreed to deposit to the Offer all of their Common Shares (including Common Shares acquired upon exercise, exchange or conversion of Convertible Securities) not earlier than two business days after the date hereof and in any event on or before the fifth business day after the date hereof. The Locked-Up Parties have also agreed to deposit all of their Options in accordance with the terms of the Support Agreement.

Agreements of the Locked-Up Parties

        Each Locked-Up Party has also agreed that until the termination of the Lock-Up Agreement, the Locked-Up Party will:

  (a)
  not, directly or indirectly, through any representatives or agents or, if applicable, its respective officers, directors or employees, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) enter into or participate in or otherwise facilitate any discussions or negotiations regarding an Acquisition Proposal, (iii) provide any confidential information relating to Norsemont to any Person or group in connection with any Acquisition Proposal (iv) approve, accept, endorse, recommend, or expressly remain neutral with respect to or propose publicly to accept, approve, endorse, recommend, or expressly remain neutral with respect to, any Acquisition Proposal, or (v) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal, or (vi) otherwise cooperate in any way with any effort or attempt by any other Person or group to do or seek to do any of the foregoing;

  (b)
  immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any Person or group or any agent or representative of any Person or group conducted before the date of the Lock-Up Agreement with respect to any proposal that constitutes an Acquisition Proposal, whether or not initiated by Norsemont;

  (c)
  except to the extent that Norsemont provides notice in accordance with the Support Agreement, immediately notify the Offeror of any Acquisition Proposal of which the Locked-Up Party or, to the knowledge of the Locked-Up Party, any of its representatives or agents or, if applicable, its respective officers, directors or employees, directly or indirectly, becomes aware or any discussions or negotiations in respect thereof or request for non-public information relating to Norsemont or any of its affiliates;

  (d)
  (with certain exceptions for certain Locked-Up Parties) not grant an option on, sell, transfer, pledge, encumber, grant any encumbrance on or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Party's Common Shares or Convertible Securities, or any right or interest therein, to any Person or group (except to the Offeror or any of its affiliates) or agree to do any of the foregoing;

  (e)
  not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Party's Common Shares or Convertible Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind with respect to any of the Locked-Up Party's Common Shares or Convertible Securities;

  (f)
  not requisition or join in any requisition of any meeting of Shareholders;

  (g)
  not acquire or enter into any agreement or option, or any right or privilege capable of becoming an agreement or option, to acquire any securities of Norsemont in addition to the Locked-Up Party's Common Shares or Convertible Securities;

  (h)
  not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated by the applicable Lock-Up Agreement;

  (i)
  not vote or cause to be voted any of the Locked-Up Party's Common Shares or Convertible Securities in respect of any proposed action by Norsemont or its Shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer or any other transaction contemplated by the Lock-Up Agreement; and

  (j)
  not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Locked-Up Party's Common Shares or Convertible Securities.

Right of Withdrawal of Certain Locked-Up Parties

        Under the terms of the Lock-Up Agreements entered into by the directors and officers of Norsemont, such directors and officers will be permitted to withdraw their Common Shares deposited under the Offer in order to support or vote in favour of, or tender of deposit their Common Shares to, an Acquisition Proposal, if, and only if, such Acquisition Proposal complies with the terms of the Support Agreement. In addition, under the terms of their respective Lock-Up Agreements, each of RBC Global Asset Management Inc. and Mackenzie Financial Corporation will be permitted to withdraw their Common Shares deposited under the Offer in order to support or vote in favour of, or tender or deposit such Locked-Up Party's Common Shares to, an Acquisition Proposal, if, and only if, such Acquisition Proposal complies with the terms of the Support Agreement.

Fiduciary Duties of Directors and Officers of Norsemont

        Pursuant to the Lock-Up Agreements entered into by the directors and officers of Norsemont, such Locked-Up Parties are permitted to fulfill their fiduciary duties as a director or officer of Norsemont and nothing in such Lock-Up Agreements shall prevent any such Locked-Up Party who is a member of the Norsemont Board or an officer of Norsemont from engaging, in that capacity, in discussions or negotiations with a person in response to a bona fide Acquisition Proposal in accordance with the terms of the Support Agreement.

Termination

        Each Lock-Up Agreement may be terminated:

  (a)
  at any time upon the written agreement of the Offeror and the Locked-Up Party;

  (b)
  by the Offeror by written notice to the Locked-Up Party if the Locked-Up Party is in material breach of any representation, warranty or covenant of the Locked-Up Party; or

  (c)
  by the Locked-Up Party by written notice to the Offeror if the Offeror is in material breach of any representation, warranty or covenant of the Offeror contained in the Lock-Up Agreement.

In addition, in the case of the following Locked-Up Parties, their respective Lock-Up Agreements may also be terminated as follows:

  (a)
  in respect of the Locked-up Parties that are directors and officers of Norsemont, (i) by such Locked-Up Party by written notice to the Offeror (A) if the Locked-Up Party is permitted to support or vote in favour of, or tender or deposit the Locked-Up Party's Common Shares or (including Common Shares issuable upon exercise, exchange or conversion of Convertible Securities) to, an Acquisition Proposal in accordance with the terms of the Lock-Up Agreement; or (B) if the Offeror amends the Offer to provide for lesser consideration per Common Share under the Offer without the prior written consent of such Locked-Up Party; and (ii) automatically, if the Support Agreement is terminated in accordance with its terms;

  (b)
  in respect of Glenn Pountney, Libra Fund, L.P. and Libra Offshore Master Fund, L.P., RBC Global Asset Management Inc. and Mackenzie Financial Corporation, by either of the Offeror or the Locked-Up Party with written notice to the other, if the Support Agreement is terminated in accordance with its terms; and

  (c)
  in respect of RBC Global Asset Management Inc. and Mackenzie Financial Corporation, by such Locked-Up Party, if such Locked-Up Party is permitted to support or vote in favour of, or tender or deposit the Locked-Up Party's Common Shares (including Common Shares issuable upon exercise, exchange or conversion of Convertible Securities) to, an Acquisition Proposal in accordance with the terms of their respective Lock-Up Agreement.

12.   Confidentiality Agreement

        On August 26, 2009, the Offeror and Norsemont entered into a confidentiality agreement (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions, including provisions whereby the Offeror and Norsemont agreed to keep confidential information received from one another for a period of two years from the date of the Confidentiality Agreement.

13.   Purpose of the Offer and Plans for Norsemont

Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all of the Common Shares. The acquisition of Norsemont is consistent with the Offeror's strategy of acquiring porphyry or VMS deposits with exploration upside in mining-friendly jurisdictions in the Americas, with the opportunity to add value through exploration, mine development and operational expertise.

Plans for Norsemont

        Upon the successful completion of the Offer, it is the Offeror's intention to continue to advance the exploration and development of the Constancia Project, build a project team, continue with efforts to optimize the project, and be in a position to make a construction decision early in 2012.

        The Support Agreement provides that promptly upon the take-up and payment by the Offeror pursuant to the Offer of such number of Common Shares which represent in excess of 50% of the then outstanding Common Shares plus one Common Share and from time to time thereafter, the Offeror will be entitled to designate such number of directors to the Norsemont Board as would constitute a majority thereof. Norsemont has agreed not to frustrate the attempts of the Offeror to do so and has covenanted to co-operate with the Offeror, subject to applicable Laws, to enable the designees of the Offeror to be elected or appointed to the Norsemont Board and to constitute a majority thereof.

        If the Offeror takes up and pays for Common Shares validly deposited under the Offer, the Offeror may complete a Second Step Transaction, if available, to acquire all of the Common Shares (including those issuable on the exercise, exchange or conversion of Convertible Securities) not acquired pursuant to the Offer. See "Acquisition of Common Shares Not Deposited" in Section 23 of the Circular.

        If a Second Step Transaction is completed, subject to applicable Laws and other obligations of Norsemont, the Offeror intends to delist the Common Shares from the TSX and the BVL and cause Norsemont to cease to be a reporting issuer in each province in Canada. See "Effect of the Offer on the Market For and Listing of Common Shares of Norsemont and Status as a Reporting Issuer" in Section 14 of the Circular.

        If the Offeror acquires more than 50% but less than 66 2/3% of the Common Shares (on a fully-diluted basis) or proposes a Second Step Transaction and cannot promptly obtain all required approvals the Offeror will evaluate other alternatives. Such alternatives could include, to the extent permitted by Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions or in another take-over bid or otherwise, or continuing as a majority shareholder of Norsemont.

        If the Offer and any Second Step Transaction is successful: (i) the Offeror will own all of the equity interests in Norsemont and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership, (ii) current Shareholders will no longer have any interest in Norsemont or its assets or future earnings or growth and the Offeror will hold a 100% interest in such assets, future earnings and growth, (iii) the Offeror will have the right to elect all members of the Norsemont Board, (iv) Norsemont will no longer be a public company and will no longer file periodic reports (including financial information) with any Securities Authorities, and (v) the Common Shares will no longer trade on the TSX, the BVL or any other securities exchange. See "Certain Information Concerning the Securities of Norsemont" in Section 6 of the Circular and "Effect of the Offer on the Market for and Listing of Common Shares of Norsemont and Status as a Reporting Issuer" in Section 14 of the Circular.

14.   Effect of the Offer on the Market for and Listing of Common Shares of Norsemont and Status as a Reporting Issuer

        The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public. It may also adversely affect the liquidity and market value of any other Convertible Securities of Norsemont.

        The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Common Shares from the TSX. Among such criteria is the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares.

        If permitted by applicable Laws and the Minimum Tender Condition is met, subsequent to completion of the Offer and any Second Step Transaction and subject to other obligations of Norsemont, the Offeror intends to apply to delist the Common Shares from the TSX and BVL and to cause Norsemont to cease to be a reporting issuer under the Securities Laws of each province in Canada in which it is a reporting issuer and in the Republic of Peru. If the Common Shares are delisted from the TSX and BVL and Norsemont ceases to be a reporting issuer, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares that are publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms and other factors.

15.   Shareholder Rights Plan

        According to Norsemont's public disclosure, the objective of the Norsemont Board in adopting the Shareholder Rights Plan was to achieve full and fair value for the Shareholders in the event of an unsolicited take-over bid for Norsemont. The full text of the Shareholder Rights Plan, as amended, has been filed by Norsemont on SEDAR and is available under Norsemont's profile at www.sedar.com.

        The SRP Rights will separate from the Common Shares and become exercisable eight business days after (or such later time as the Norsemont Board may determine) the announcement that a person has acquired beneficial ownership of, or commenced (or publicly announced an intention to commence) a take-over bid that would result in that person having beneficial ownership of 20% or more of the Common Shares (the "Separation Time"), other than by an acquisition pursuant to a Permitted Bid (as defined in the Shareholder Rights Plan) (or certain other exempt transactions). Following the acquisition by any person of beneficial ownership of 20% or more of the Common Shares, other than by way of a Permitted Bid (or certain other exempt transactions) each SRP Right (other than those held by the acquiring person or any person acting jointly or in concert with an acquiring person or with any affiliate or associate of an acquiring person, which rights will become void), will entitle the holder of such SRP Right to purchase Common Shares at a 50% discount to the market price at the time.

        Pursuant to the Support Agreement, Norsemont and the Norsemont Board have agreed to take all action necessary to waive the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Contemplated Transactions. The Norsemont Board has deferred the Separation Time as it would otherwise apply to the announcement of the Offer and has agreed to waive the application of the Shareholder Rights Plan to the Offer and the Contemplated Transactions immediately prior to the Expiry Time or earlier if so requested in writing by the Offeror.

16.   Source of Funds

        The Offeror's obligation to purchase the Common Shares deposited to the Offer is not subject to any financing condition.

        The maximum amount of cash that is being offered under the Offer is $130 million. The Offeror intends to fund this amount from cash resources available to the Offeror. If the Offeror assigns its rights and obligations to purchase the Common Shares deposited under the Offer to a wholly-owned affiliate, it will ensure there is adequate funding for such affiliate to fulfill its obligations under the Offer.

17.   Expenses of the Offer

        The Offeror estimates that if it acquires up to all of the outstanding Common Shares, the amount required to be paid by the Offeror for related fees and expenses, including legal, financial advising, accounting, filing and printing costs, and the cost of preparing and mailing the Offer will be $10 million.

18.   Ownership of and Trading in Securities of Norsemont

        The Offeror owns, or exercises control or direction over, 1,355,000 Common Shares representing approximately 1.1% of the outstanding Common Shares (on a fully-diluted basis). No director or officer of the Offeror nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, any (a) associate or affiliate of an insider of the Offeror, (b) insider of the Offeror other than a director or officer of the Offeror, or (c) any person acting jointly or in concert with the Offeror, owns or exercises control or direction over any of the securities of Norsemont.

        During the six-month period preceding the date of the Offer, no securities of Norsemont have been traded by the Offeror or its directors or officers, or, to the knowledge of the Offeror, after reasonable inquiry, by (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror other than a director or officer of the Offeror, or (c) any person acting jointly or in concert with the Offeror, other than HudBay's acquisition of 1,355,000 Common Shares on the TSX as follows:

Date Common Shares Acquired	Number of Common Shares Acquired	Price Paid for Common Shares ($)
November 2, 2010	17,500	2.85
November 3, 2010	7,100	2.85
November 4, 2010	24,900	2.94
November 5, 2010	1,305,500	2.90

19.   Commitments to Acquire Securities of Norsemont

        Other than pursuant to the Offer, the Support Agreement and the Lock-Up Agreements, neither the Offeror nor its directors and officers or, to the knowledge of the Offeror, after reasonable inquiry, any (a) associate or affiliate of an insider of the Offeror, (b) insider of the Offeror other than a director or officer of the Offeror, or (c) person acting jointly or in concert with the Offeror, has entered into any agreement, commitment or understanding to acquire any of the securities of Norsemont.

20.   Other Material Facts

        The Offeror has no knowledge of any material fact concerning the securities of Norsemont that has not been generally disclosed by Norsemont, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer. In accordance with the terms of the Support Agreement, a senior officer of Norsemont has certified that among other things, as of the date of the Offer, to the knowledge of Norsemont, there is no material undisclosed information which is required to be disclosed by applicable Laws so as to permit the Offeror to proceed with the Offer.

21.   Benefits From the Offer

        Other than as described in this Section 21, to the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Norsemont, to any associate of a director or senior officer of Norsemont, to any person or company holding more than 10% of any class of equity securities of Norsemont or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally and as disclosed in the Circular.

        Upon a change of control of Norsemont, certain Options that are not currently exercisable for Common Shares may become exercisable for Common Shares, and certain entitlements under the RSU Plan that have not vested may vest. In addition, Norsemont has disclosed in its Directors' Circular that certain directors and officers of Norsemont and certain employees of Norsemont Peru SAC may be entitled to compensation or benefits under employment agreements in connection with the completion of the Offer.

22.   Arrangements, Agreements or Understandings

        Other than the Lock-Up Agreements, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of Norsemont and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or, as to such directors or officers remaining in or retiring from office following the completion of the Offer.

        Other than the Lock-Up Agreements, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any Shareholders relating to the Offer.

        Other than the Support Agreement, there are no agreements, commitments or understandings formal or informal made or proposed between the Offeror and Norsemont relating to the Offer and any other agreement, commitment or understanding of which the Offeror is aware that could affect control of Norsemont, including an agreement with change of control provisions, a security holder agreement or a voting trust agreement that the Offeror has access to and that can reasonably be regarded as material to a Shareholder in deciding whether to deposit securities under the Offer.

23.   Acquisition of Common Shares Not Deposited

        It is the Offeror's current intention that, if the Offeror takes up and pays for Common Shares under the Offer, it may enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired pursuant to the Offer. There can be no assurance that such transactions will be completed.

Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding Common Shares, the Offeror intends, to the extent possible, to acquire the Common Shares not tendered to the Offer utilizing the provisions of Section 300 of the BCBCA and otherwise in accordance with applicable Laws (a "Compulsory Acquisition"). If a Compulsory Acquisition is not available, the Offeror may pursue acquiring the remaining Common Shares pursuant to a Subsequent Acquisition Transaction.

        To exercise its statutory right of Compulsory Acquisition, the Offeror must give notice (the "Offeror's Notice") to each holder of Common Shares to whom the Offer was made but who did not accept the Offer (and each person who subsequently acquires any such Common Shares) (in each case, a "Dissenting Offeree") within five months after the date of the Offer of such proposed acquisition. If the Offeror's Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Common Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the "Court") orders otherwise on an application made by a Dissenting Offeree within two months after the date of the Offeror's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Common Shares held by a Dissenting Offeree and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) the Offeror must, not earlier than two months after the date of the Offeror's Notice, send a copy of the Offeror's Notice to

Norsemont and must pay or transfer to Norsemont the consideration representing the price payable by the Offeror for the Common Shares that are referred to in the Offeror's Notice. On receiving a copy of the Offeror's Notice and the consideration representing the price payable for the Common Shares referred to in the Offeror's Notice, Norsemont will be required to register the Offeror as a Shareholder with respect to those Common Shares. Any such amount received by Norsemont must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Norsemont, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

        The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

Compelled Acquisition

        Section 300 of the BCBCA provides that if the Offeror has not sent the Offeror's Notice to a Dissenting Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require the Offeror to acquire the Common Shares held by such Dissenting Offeree. If a Dissenting Offeree requires the Offeror to acquire its Common Shares in accordance with these provisions, the Offeror must acquire those Common Shares for the same price and on the same terms contained in the Offer (a "Compelled Acquisition").

        The foregoing is only a summary of the statutory right of Compelled Acquisition that may be available to a Shareholder. The summary is not intended to be complete, nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

        If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror determines not to exercise such right, the Offeror may take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving Norsemont and the Offeror, or an affiliate of the Offeror, for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire, directly or indirectly, all of the Common Shares and/or all of the assets of the Company (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Norsemont may continue as a separate subsidiary of the Offeror following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Common Shares acquired pursuant to the Offer. If the Offeror takes up and pays for such number of Common Shares which, together with the Common Shares directly or indirectly owned by the Offeror, constitutes at least 66 2/3% of the outstanding Common Shares (on a fully-diluted basis) under the Offer, the Offeror will own sufficient Common Shares to effect a Subsequent Acquisition Transaction. The Offeror reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a "business combination" under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

        MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Norsemont and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the take-over bid disclosure documents (and which disclosure has been provided herein). The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Common Share paid to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions or to obtain relief from the relevant valuation requirements of certain other provinces and territories of Canada, as applicable.

        Depending on the nature and terms of the Subsequent Acquisition Transaction and Norsemont's constating documents, the Offeror expects that the provisions of the BCBCA will require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by "minority" holders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority security holders.

        In relation to the Offer and any business combination, the "minority" securityholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Authorities, all securityholders other than the Offeror, any interested party (within the meaning of MI 61-101), a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of the issuer, and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreements) as "minority" shares and vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the Shareholder who tendered such Common Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common

Shares. The Offeror currently intends: (x) that the consideration offered per Common Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Offeror Share shall be deemed to be at least equal in value to each Offeror Share offered under the Offer); (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (z) to cause any Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction. It is expected that the Offeror's 1,355,000 Common Shares that it currently owns would be excluded from the minority.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer.

        If the Offeror does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Norsemont, or taking no further action to acquire additional Common Shares. Any additional purchases of Common Shares could be at a price greater than, equal to or less than the value of the consideration to be paid for Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the value of the consideration paid for Common Shares under the Offer.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See "Certain Canadian Federal Income Tax Considerations", "Certain United States Income Tax Considerations" and "Certain Peruvian Income Tax Considerations" in Sections 25, 26 and 27 of the Circular, respectively. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

        On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority security holder approval for specified types of transactions. See "Subsequent Acquisition Transaction" above.

        Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

24.   Regulatory Matters

        The Offeror's obligation to take up and pay for Common Shares tendered under the Offer is conditional upon all requisite approvals of any Governmental Authorities (including those of applicable Securities Authorities) having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror.

        Based upon an examination of publicly available information relating to the business of Norsemont, the Offeror does not expect the Offer or any Second Step Transaction, as applicable, to give rise to competition or antitrust filings in any jurisdiction. However, the Offeror cannot be assured that no such filing obligations will arise.

Securities Regulatory Matters

        The distribution of the Offeror Shares under the Offer is being made pursuant to statutory exemptions from the prospectus requirements under applicable Canadian Securities Laws. While the resale of Offeror Shares issued under the Offer is subject to restrictions under the Securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        The Offeror Shares issuable pursuant to the Offer have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such Offeror Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. The Offeror has filed with the SEC a Form CB in respect of the offer and sale of such Offeror Shares.

        The Offeror Shares issuable pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Common Shares held by Shareholders on the Take-Up Date are restricted securities. Accordingly, if a Shareholder deposits Common Shares under the Offer that bear a U.S. Securities Act restrictive legend, any Offeror Shares issued to such Shareholder in exchange for such Common Shares shall also bear a U.S. Securities Act restrictive legend. In addition, Offeror Shares acquired by affiliates of the Offeror may be resold pursuant to a subsequent registration statement under the U.S. Securities Act, in accordance with the requirements of Rule 144 or outside the United States pursuant to Regulation S under the U.S. Securities Act. In general, an affiliate for this purpose is an officer or director of the Offeror or, if the Offer is completed, a Shareholder who beneficially owns more than 10% of the outstanding Offeror Shares.

        The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act that are applicable to the exercise and resale of the Offeror Shares received pursuant to the Offer and resale of the Offeror Shares. All Shareholders who receive such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

        The Offeror is subject to the information requirements of the U.S. Exchange Act, and applicable Canadian Securities Laws, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under the Multi-jurisdictional Disclosure System adopted by the United States and Canada, documents and other information that the Offeror files with the SEC may be prepared in accordance with the disclosure requirements of Canada.

        The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

Stock Exchange Listing Approvals

        The TSX has conditionally approved the listing of the Offeror Shares to be issued in connection with the Offer, subject to the Offeror fulfilling all of the requirements of the TSX within two business days of the take-up and payment for Common Shares under the Offer. The Offeror will file a supplemental listing application to list the Offeror Shares issuable pursuant to the Offer on the NYSE.

25.   Certain Canadian Federal Income Tax Considerations

        In the opinion of Thorsteinssons LLP, Canadian tax counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Common Shares who, for the purposes of the Tax Act: (i) holds Common Shares, and will hold Offeror Shares acquired pursuant to the Offer, as capital property; (ii) deals at arm's length with the Offeror and Norsemont; and (iii) is not affiliated with the Offeror and Norsemont (referred to in this summary as a "Holder").

        This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative practices and assessing policies of the Canada Revenue Agency ("CRA") published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

        This summary is not applicable to a Holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules or a "specified financial institution" as defined in the Tax Act, nor does it apply to a Holder an interest in which is, or whose Common Shares are, a "tax shelter investment" as defined in the Tax Act or to a Holder to whom the "functional currency" reporting rules in Section 261 of the Tax Act apply. In addition, this summary does not address all issues relevant to Holders who acquired Common Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisors.

        This summary is based on the assumption that if the SRP Rights are acquired by the Offeror, there is no value to the SRP Rights, and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. In addition, this summary assumes that any person that held or holds at any time Convertible Securities or other rights to acquire Common Shares will have exercised them and acquired Common Shares. Accordingly, this summary does not address persons who hold such Convertible Securities or other rights, and such persons should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof, or replacement thereof, after the Expiry Time and of the acquisition, holding and disposing of Common Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Holders Resident in Canada

        This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada (a "Resident Holder").

        Common Shares will generally constitute capital property to a Resident Holder unless the Resident Holder holds such Common Shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property. Where such a Resident Holder's Common Shares are acquired by the Offeror and the Resident Holder makes a valid Section 85 Election (as defined herein) in respect of such Common Shares, as described below, the Offeror Shares received on the exchange will not be Canadian securities for the purposes of the election under subsection 39(4) of the Tax Act, and consequently such election will not deem the Offeror Shares to be capital property.

  Resident Holders Who Accept the Offer

  Exchange of Common Shares for Offeror Shares and Cash — No Section 85 Election

        A Resident Holder whose Common Shares are exchanged for cash and Offeror Shares pursuant to the Offer, and who does not make a valid Section 85 Election jointly with the Offeror with respect to the exchange, will be considered to have disposed of the Common Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Offeror Shares received on the exchange. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder's Common Shares immediately before the exchange. See "Holders Resident in Canada — Resident Holders Who Accept the Offer — Taxation of Capital Gains and Capital Losses" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

        The cost to the Resident Holder of the Offeror Shares acquired on the exchange will equal the fair market value of those shares as at the time of the exchange. If the Resident Holder separately owns other Offeror Shares as capital property at that time, the adjusted cost base of all Offeror Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the Offeror Shares acquired on the exchange with the adjusted cost base of those other Offeror Shares.

  Exchange of Common Shares for Offeror Shares and Cash — Section 85 Election

        An Eligible Holder who receives cash and Offeror Shares under the Offer and who elects the Rollover Option in the Letter of Transmittal, may make a joint election with the Offeror pursuant to subsection 85(1) of the Tax Act (or, in the case of a Resident Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) (a "Section 85 Election") and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the "Elected Amount" (as defined below) and the adjusted cost base to the holder of the Common Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder's Common Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may select an "Elected Amount" so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The "Elected Amount" means the amount selected by an Eligible Holder, subject to the limitations described below, in the election made pursuant to subsection 85(1) or (2) of the Tax Act to be treated as the proceeds of disposition of the Common Shares.

        In general, where an election is made, the Elected Amount must comply with the following rules:

  (a)
  the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

  (b)
  the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Common Shares exchanged, determined at the time of the exchange, and the fair market value of the Common Shares at that time; and

  (c)
  the Elected Amount may not exceed the fair market value of the Common Shares at the time of the exchange.

        Where an Eligible Holder and the Offeror make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

  (a)
  the Common Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

  (b)
  if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Common Shares, determined at the time of the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

  (c)
  to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

  (d)
  the aggregate cost to the Eligible Holder of the Offeror Shares acquired on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the amount of cash received by the Eligible Holder, and such cost will be averaged with the adjusted cost base of all other Offeror Shares held by the Eligible Holder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Offeror Share held by such Eligible Holder.

        An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the Letter of Transmittal. A tax election package, consisting of the relevant federal and provincial tax election forms and letter of instructions will be available on Norsemont's website at www.norsemont.com and the Offeror's website at www.hudbayminerals.com and on request made by checking the appropriate box on the Letter of Transmittal will be separately distributed to Eligible Holders.

        The relevant federal tax election form is CRA form T2057 (or, in the event the Eligible Holder is a partnership, CRA form T2058). For Eligible Holders required to file in Québec, Québec form TP-518-V (or, in the event the Eligible Holder is a partnership, Québec form TP-529-V) will also be required. Certain other provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Eligible Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. It is the responsibility of each Eligible Holder who wishes to make an election for provincial income tax purposes to obtain any other necessary provincial election forms.

        Where the Common Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose must file one copy of Form T2057 (and where applicable, the corresponding provincial forms) on behalf of each co-owner with a list of all co-owners electing under Section 85, and their addresses and social insurance or business numbers. Where the Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 (and, where applicable, the corresponding provincial forms) on behalf of all members of the partnership. Form T2058 must be accompanied by a list containing the name, address, social insurance number or business number of each partner and written authorization signed by each partner authorizing the designated partner to complete and file the form. Eligible Holders should consult their own tax advisors to determine which filing requirements, if any, there are under applicable provincial legislation.

        To make a Section 85 Election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned to the Offeror at the address noted below in accordance with the procedures set out in the tax instruction letter on or before ninety (90) days after the Take-Up Date, duly completed with the details of the number of Common Shares exchanged, the cash and number of Offeror Shares received, and the applicable Elected Amount (address: 1 Adelaide St. E., Suite 2501, Toronto, ON M5C 2V9, c/o Tax Election Process). Additional information on how to make the Section 85 Election and where to deliver the forms will be available on the Offeror's website at www.hudbayminerals.com and Norsemont's website at www.norsemont.com following the Take-Up Date and on request made by checking the appropriate box in the Letter of Transmittal will be separately distributed to Eligible Holders.

        Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the election form will be returned to the Eligible Holder at the address indicated on the election form, signed by the Offeror, for filing by the Eligible Holder with the CRA (or applicable provincial tax authority). Any Eligible Holder who does not ensure that the duly completed election forms have been received by the Offeror on or before the 90th day after the Take-Up Date will not be able to benefit from the "rollover" provision of the Tax Act (or corresponding provisions of applicable provincial tax legislation). Accordingly, all electing Eligible Holder's should give their immediate attention to this matter. At its sole discretion, the Offeror may accept and execute a Section 85 Election that is not received within the 90-day period; however, no assurance can be given that the Offeror will do so. Accordingly, all Eligible Holders who wish to make a joint election with the Offeror should give their immediate attention to this matter.

        Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act, including selection of the appropriate elected amount, will be the sole responsibility of the electing Eligible Holder, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. In order for an Eligible Holder to benefit from the Rollover Option, a completed election form must be filed by the Eligible Holder with the CRA within the time prescribed under the Tax Act. The Offeror agrees only to add the required information regarding the Offeror to any properly completed election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form(s) by the 90th day after the receipt thereof. Eligible Holders should make themselves aware of any CRA filing deadline which may apply to them with respect to the filing of a completed election form and ensure that materials are supplied to the Offeror at least 90 days in advance of any CRA deadline for the filing of a completed election form that may be applicable to any Holder. Neither the Offeror nor the Depositary will be responsible for or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or corresponding provisions of any applicable provincial tax legislation). For greater certainty, the execution of an election by the Offeror will not constitute confirmation by the Offeror that any such election has been properly completed.

        The Section 85 election must be received by the CRA on or before the earliest of the day on or before which the Offeror or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. The Offeror's 2011 taxation year is scheduled to end on December 31, 2011, although the Offeror's taxation year could end earlier as the result of an event such as an amalgamation and its tax return is required to be filed within 6 months from the end of its taxation year. Eligible Holders should consult their own advisors as soon as possible to determine the filing deadline applicable in their circumstances. Regardless of such deadline, the Offeror must receive an Eligible Holder's tax election forms no later than the 90th day after the Take-Up Date. As the Offeror has agreed to execute and return the election form to the Eligible Holder within 90 days of its receipt by the Offeror, some Eligible Holders may have to forward their tax election forms to the Offeror earlier than the 90th day after the Take-Up Date to avoid late filing penalties.

        Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisors. An Eligible Holder who does not make a valid election under Section 85 of the Tax Act (or under the corresponding provisions of applicable provincial tax legislation) may realize a taxable capital gain under the Tax Act (or under applicable provincial tax legislation). The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

        Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

        A capital loss realized on the disposition of a Common Share or an Offeror Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

  Resident Holders Who Do Not Accept the Offer

        Compulsory Acquisition

        As described under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 22 of the Circular, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Section 300 of the BCBCA. The tax consequences to a Resident Holder of a disposition of Common Shares in such circumstances generally will be as described under the heading "Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Common Shares for Offeror

Shares and Cash — No Section 85 Election" above depending upon the consideration received by the Resident Holder for the Resident Holder's Common Shares.

        A Resident Holder who exercises their right to go to court for a determination of fair value in a Compulsory Acquisition and receives the fair value of their Common Shares from the Offeror will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount determined by the court (not including the amount of any interest awarded by the court). As a result, the Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under "Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — No Section 85 Election". Any interest awarded by the court in connection with a Compulsory Acquisition must be included in computing the Resident Holder's income for the purposes of the Tax Act.

        Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder.

  Compelled Acquisition

        As described in "Acquisition of Common Shares Not Deposited — Compelled Acquisition" in Section 23 of the Circular, a Resident Holder may in certain circumstances have the right to require the Offeror to purchase the Resident Holder's Common Shares. The tax consequences to a Resident Holder of a disposition of Common Shares pursuant to a Compelled Acquisition will be the same as described above under "Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — No Section 85 Election".

        Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Compelled Acquisition. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder.

  Subsequent Acquisition Transaction

        As described under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described under "Acquisition of Common Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 23 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

        The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for Resident Holders who dispose of their Common Shares pursuant to the Offer. Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Holder except in very general terms. The Offeror may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Holder may, as a result, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. With respect to the income tax treatment of a capital gain or capital loss, see "Holders Resident in Canada — Resident Holders Who Accept the Offer — Taxation of Capital Gains and Capital Losses" above. A tax-deferred rollover as described under "Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — Section 85 Election" may not be available in respect of a Subsequent Acquisition Transaction.

        By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Norsemont and one of the Offeror's affiliates pursuant to which Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for Offeror Shares. In those circumstances, such a Resident Holder would not realize a capital gain or capital loss as a result of the exchange of the Common Shares for the Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

        Upon the redemption of Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of Subsection 55(2) of the Tax Act to holders of Redeemable Shares that are corporations, as discussed below) equal to the amount by which the fair market value of the Offeror Shares received exceeds the paid-up capital of the Redeemable Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

        Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend in the circumstances described above, all or part of the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Holder's capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

        A Resident Holder that is a "private corporation" (as defined in the Tax Act) or a "subject corporation" (as defined in the Tax Act) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the year.

        In the case of a Resident Holder that is an individual, dividends deemed to be received as a result of a redemption of Redeemable Shares will be included in computing the Resident Holder's income for the taxation year. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for "eligible dividends". There can be no assurance that any deemed dividend will be an eligible dividend.

        Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder.

  Potential Delisting

        As described under "Effect of the Offer on the Market For and Listing of Common Shares of Norsemont and Status as a Reporting Issuer" in Section 14 of the Circular, the Common Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the Common Shares are no longer listed on a "designated stock exchange" (which currently includes the TSX) and Norsemont ceases to be a "public corporation" for purposes of the Tax Act, Common Shares held following the completion of the Offer will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts ("TFSA") as defined in the Tax Act. Resident Holders who may be so affected should consult with their own tax advisors in this regard.

  Alternative Minimum Tax

        A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

  Additional Refundable Tax on Canadian-Controlled Private Corporations

        A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional 6 2/3% refundable tax on certain investment income, which includes taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

  Eligibility for Investment

        Offeror Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or a TFSA, at any particular time, provided that, at that time, the Offeror Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE) or the Offeror is a "public corporation" as defined in the Tax Act.

        Notwithstanding that an Offeror Share may be a qualified investment for a TFSA, a holder of a TFSA will be subject to a penalty tax with respect to an Offeror Share held in the TFSA if such share is a "prohibited investment" for the TFSA (within the meaning of the Tax Act). An Offeror Share will not be a prohibited investment for a TFSA provided the holder of the TFSA deals at arm's length with the Offeror for purposes of the Tax Act and does not have a "significant interest" (within the meaning of the Tax Act) in the Offeror or in any corporation, partnership or trust with which the Offeror does not deal at arm's length for purposes of the Tax Act.

  Holding and Disposing of Offeror Shares

        In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Offeror Shares will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations including the enhanced dividend tax credit rules applicable to any dividends designated by the Offeror as "eligible dividends", as defined in the Tax Act.

        A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Offeror Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A "private corporation" (as defined in the Tax Act) or a "subject corporation" (as defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on any dividend that it receives or is deemed to receive on its Offeror Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

        The disposition or deemed disposition of Offeror Shares by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See "Holders Resident in Canada — Resident Holders Who Accept the Offer — Taxation of Capital Gains and Capital Losses" above for a general description of the treatment of capital gains and losses under the Tax Act.

  Foreign Tax Credit

        As described under Section 27 of the Circular, "Certain Peruvian Income Tax Considerations", notwithstanding that a Resident Holder may be considered a resident of Canada for the purposes of the Canada-Peru Income Tax Convention (2001) (the "Peru Treaty"), such Resident Holder may be required to pay Peruvian income tax in an amount equal to 30% of any taxable gain resulting from the exchange of Common Shares for cash and Offeror Shares.

        A Resident Holder that pays Peruvian income tax as a result of the exchange of Common Shares for cash and Offeror Shares may be entitled to deduct all or a portion of the Peruvian tax from the Resident Holder's Canadian federal income tax payable for the year in which the exchange occurs (a "foreign tax credit"). The foreign tax credit is limited by reference to the Canadian federal income tax payable by the Resident Holder for the year in which the exchange occurs and consequently certain Resident Holders may not receive credit for all Peruvian tax paid. A Resident Holder that is a corporation may be entitled to add an amount to its taxable income in order to increase its Canadian federal income tax payable and therefore increase the foreign tax credit. Any such addition will be included in the Resident Holder's "non-capital loss" (as defined in the Tax Act). The foreign tax credit rules are complex. Resident Holders should consult their own tax advisors for advice with respect to the application of the foreign tax credit rules.

Holders Not Resident in Canada

        This portion of the summary applies to a beneficial owner of Common Shares who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty, is not, and is not deemed to be, a resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares or Offeror Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). This portion of the summary is not applicable to Non-Resident Holders that are: (i) insurers carrying on an insurance business in Canada and elsewhere; (ii) "financial institutions" (as defined in the Tax Act); or (iii) "authorized foreign banks" (as defined in the Tax Act).

  Non-Resident Holders Who Accept the Offer

  Exchange of Common Shares for Offeror Shares and Cash — No Section 85 Election

        A Non-Resident Holder whose Common Shares are exchanged for cash and Offeror Shares pursuant to the Offer, and who does not make a valid Section 85 Election jointly with the Offeror with respect to the exchange, will be considered to have disposed of those Common Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Offeror Shares received on the exchange. A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of the Common Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" (as defined in the Tax Act) and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

        Generally, and subject to the discussion below regarding Non-Resident Holders who make a Section 85 Election, a Common Share will not be "taxable Canadian property" to a Non-Resident Holder at a particular time provided that such share is listed on a "designated stock exchange" (which includes the TSX) (as defined in the Tax Act) unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Norsemont, and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to the Non-Resident Holder. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

        Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder's income for purposes of the Tax Act provided that the Common Shares constitute "treaty protected property", as defined in the Tax Act. Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

  Exchange of Common Shares for Offeror Shares and Cash — Section 85 Election

        In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, then the Non-Resident Holder will be an Eligible Holder and may require the Offeror to jointly execute for filing with the CRA a Section 85 Election for the purpose of allowing the Eligible Holder to achieve a full or partial income tax-deferred exchange for Canadian federal income tax purposes. The Offeror will be required to execute the form and return it to the Eligible Holder only if the Eligible Holder complies with the requirements set forth under "Holders Resident in Canada — Resident Holders who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — Section 85 Election" on the same basis as if the Non-Resident Holder were a Resident Holder thereunder. If the Eligible Holder complies with those requirements, generally the exchange may occur on an income tax-deferred basis as described above under "Resident Holders who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — Section 85 Election" on the same basis as if the Non-Resident Holder were a Resident Holder thereunder.

        The Offeror Shares that such Eligible Holders receive as partial consideration for the Common Shares will be deemed to be taxable Canadian property. Non-Resident Holders who are Eligible Holders should consult their own tax advisors in this regard.

  Non-Resident Holders Who Do Not Accept the Offer

  Compulsory Acquisition

        As described under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 23 of the Circular, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Section 300 of the BCBCA.

        A Non-Resident Holder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition. A Non-Resident Holder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition unless the Common Shares constitute treaty-protected property. See "Holders Not Resident in Canada — Non-Resident Holders Who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — No Section 85 Election".

        If a Common Share is not listed on a designated stock exchange at the time of disposition, it will be taxable Canadian property to a Non-Resident Holder if, at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

        Where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Holder deals at arm's length with the payor at the time of such payment or credit and the interest is not "participating debt interest", as defined in the Tax Act.

        Non-Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder.

  Compelled Acquisition

        As described in "Acquisition of Common Shares Not Deposited — Compelled Acquisition" Section 23 of the Circular, a Non-Resident Holder may in certain circumstances have the right to require the Offeror to purchase the Non-Resident Holder's Common Shares.

        The tax consequences to a Non-Resident Holder of a disposition of Common Shares pursuant to a Compelled Acquisition will be the same as described above under "Holders Not Resident in Canada — Non-Resident Holders Who Do Not Accept the Offer — Compulsory Acquisition".

        Non-Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Compelled Acquisition. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder.

  Subsequent Acquisition Transaction

        As described under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration offered under the Offer.

        The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Non-Resident Holder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under "Holders Resident in Canada — Resident Holders Who Do Not Accept the Offer — Subsequent Acquisition Transaction". Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Common Shares or any shares issued as consideration for the Common Shares are "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act or the Non-Resident Holder is entitled to relief under any applicable income tax treaty or convention. A tax-deferred rollover as described under "Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Common Shares for Offeror Shares and Cash — Section 85 Election" may not be available in respect of a Subsequent Acquisition Transaction.

        Dividends paid or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. Where the Non-Resident Holder is a U.S. resident entitled to the benefits under the Canada-U.S. Tax Convention (1980) (the "U.S. Treaty") and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

        Where interest is paid or credited to a Non-Resident Holder in connection with a Subsequent Acquisition Transaction, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Holder deals at arm's length with the payor at the time of such payment or credit and the interest is not "participating debt interest", as defined in the Tax Act.

        Non-Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder.

  Potential Delisting

        As noted under "Effect of the Offer on the Market For and Listing of Common Shares of Norsemont and Status as a Reporting Issuer" in Section 14 of the Circular, Common Shares may cease to be listed on the TSX (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

        Non-Resident Holders are cautioned that if the Common Shares are not listed on a designated stock exchange at the time they are disposed of, the Common Shares may be taxable Canadian property to the Non-Resident Holder with the result that: (a) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty or convention; (b) the notification and withholding provisions of Section 116 of the Tax Act may apply to the Non-Resident Holder; and (c) there may be an obligation to file a Canadian tax return for the year reporting the disposition. Where the Non-Resident Holder is also entitled to receive Offeror Shares on any such disposition, the Offeror may be required to withhold and sell in the market a portion of the Offeror Shares that the Non-Resident Holder would otherwise be entitled to receive to satisfy the Offeror's obligation to withhold and remit amounts pursuant to the Tax Act. The Offeror may be required to withhold cash otherwise payable to the Non-Resident Holder and to remit such amount to CRA as required under the Tax Act. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to such a transaction.

  Holding and Disposing of Offeror Shares

        Dividends paid or deemed to be paid to a Non-Resident Holder on Offeror Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the U.S. Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Offeror Shares unless the Non-Resident Holder's Offeror Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

26.   Certain United States Income Tax Considerations

        The following is a general summary of certain material United States federal income tax consequences generally applicable to a sale or exchange of Common Shares pursuant to the Offer by a U.S. Holder (as defined below) who renders and sells such Common Shares to the Offeror pursuant to the Offer and to the acquisition, ownership, and disposition of Offeror Shares. This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal estate or generation-skipping transfer tax consequences.

        The following summary does not discuss the United States federal income tax consequences of exercising, converting or exchanging the Purchase Warrants, Options or any other Convertible Securities. A holder of Purchase Warrants, Options or any other Convertible Securities of Norsemont should consult his, her or its own tax advisor with respect to the income tax consequences associated with the exercise, exchange or conversion of these securities.

        The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time (including, without limitation, United States rates of taxation), which could affect the tax consequences described below. This summary does not consider the potential, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time, which could affect the tax consequences described below. U.S. Holders should note that no rulings have been or will be sought from the IRS, nor will any opinions of counsel be obtained, with respect to any of the U.S. federal income tax matters discussed in this summary. There is no assurance that the IRS will not successfully challenge the conclusions reached herein.

        This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder and no opinion or representation with respect to the United States federal income tax consequences to any such holder is made. Accordingly, U.S. Holders should consult their own tax advisors about the United States federal (income and non-income), state, local, and foreign tax consequences of selling or exchanging their Common Shares pursuant to the Offer and the acquisition, ownership, and disposition of Offeror Shares.

CIRCULAR 230 DISCLOSURE

        ANY STATEMENT MADE HEREIN REGARDING ANY U.S. FEDERAL TAX ISSUE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR PURPOSES OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN IS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTION TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

        As used herein, a "U.S. Holder" means a beneficial owner of Common Shares or a beneficial owner of Offeror Shares who acquires such Offeror Shares pursuant to the Offer, as applicable, who is: a citizen, or an individual resident (as defined under United States federal income tax laws), of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and the term "U.S. Holder" does not include, persons subject to special provisions of United States federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, broker-dealers, non-resident alien individuals, U.S. expatriates, persons or entities that have a "functional currency" other than the U.S. dollar, persons who hold Common Shares as part of a straddle, hedging or a conversion transaction, persons who own or are deemed to own 10% or more, by voting power or value, of the Common Shares or Offeror Shares, as applicable, and persons who acquired their Common Shares as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets and who hold them directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

        A "Non-U.S. Holder" is a beneficial owner of Common Shares or a beneficial owner of Offeror Shares who acquires such Offeror Shares pursuant to the Offer, as applicable, that is not a U.S. Holder.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in such partnership generally depends on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

  U.S. Holders Who Accept the Offer

        Exchange of Common Shares for Offeror Shares and/or Cash

        A U.S. Holder whose Common Shares are exchanged for Offeror Shares and/or cash pursuant to the Offer generally will recognize gain or loss on the sale or exchange of the Common Shares equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's adjusted tax basis in such Common Shares. The amount realized in such sale or exchange will equal the amount of cash received plus the fair market value at the time of the exchange of any Offeror Shares received. See "Currency Translation" below for a discussion of the result of payments with respect to such sale or exchange being made in Canadian dollars. As a result, subject to the discussion "U.S. Anti-Deferral Regimes — Passive Foreign Investment Company ("PFIC") Regime" below, such U.S. Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the adjusted cost base of the U.S. Holder's Common Shares immediately before the exchange.

        Net capital gains (i.e., capital gains in excess of capital losses) recognized by a non-corporate U.S. Holder (including an individual) on capital assets that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15%. Deductions for capital losses are subject to certain limitations.

  U.S. Holders Who Do Not Accept the Offer

        Compulsory Acquisition

        As described under "Acquisition of Shares Not Deposited Pursuant to the Offer — Compulsory Acquisition" in Section 23 of the Circular, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Section 300 of the BCBCA. The tax consequences to a U.S. Holder of a disposition of Common Shares in such circumstances generally will be as described under the heading "Exchange of Common Shares for Offeror Shares and/or Cash".

        U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition.

        Compelled Acquisition

        As described under "Acquisition of Shares Not Deposited Pursuant to the Offer — Compelled Acquisition" in Section 23 of the Circular, a U.S. Holder may, in certain circumstances, have the right to require the Offeror to purchase such U.S. Holder's Common Shares. The tax consequences to a U.S. Holder of a disposition of Common Shares pursuant to a Compelled Acquisition generally will be as described under the heading "Exchange of Common Shares for Offeror Shares and/or Cash".

        U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Compelled Acquisition.

        Subsequent Acquisition Transaction

        As described in "Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 23 of the Circular, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described in "Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 23 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

        The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for U.S. Holders who dispose of their Common Shares pursuant to the Offer. Accordingly, it is not possible to definitively comment as to the tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder.

        U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

U.S. Anti-Deferral Regimes — Controlled Foreign Corporation ("CFC") Regime

        There are two regimes applicable to foreign corporations under United States federal income tax law that potentially may apply to Norsemont — the "controlled foreign corporation" ("CFC") regime and the passive foreign investment company ("PFIC") regime.

        Generally, a foreign corporation is not a CFC unless more than fifty percent (by vote or value) of its stock is owned by "U.S. Shareholders" (generally, United States persons that own directly, indirectly, or by attribution ten percent or more of the total combined voting power of the foreign corporation). This summary assumes that Norsemont is not a CFC. If Norsemont was classified as a CFC, the United States federal income tax consequences summarized herein could be materially and adversely different.

U.S. Anti-Deferral Regimes — Passive Foreign Investment Company ("PFIC") Regime

        If Norsemont (or certain of its non-U.S. corporate subsidiaries ("Related Entities")) derives 75% or more of its gross income from certain types of "passive" income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of Norsemont or the Related Entity's "passive assets" (generally, assets that generate passive income) is 50% or more of the average value of all assets held by Norsemont or the Related Entity, then the PFIC rules may apply to U.S. Holders (regardless of the extent of their ownership interest in the Norsemont). Several "look-through" rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation's income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances.

        If Norsemont (or a Related Entity, with respect to periods Norsemont is or was also a PFIC) is or has been a PFIC during a U.S. Holder's period of ownership of Common Shares, the U.S. federal income tax consequences to a U.S. Holder on the sale of Common Shares pursuant to the Offer will depend on whether such U.S. Holder has made an election to treat Norsemont or such Related Entity as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or has made a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the U.S. Holder's Common Shares. Norsemont has not previously provided the information necessary to make a valid QEF Election. The U.S. federal income tax consequences of having made a valid Mark-to-Market Election are briefly described below. A U.S. Holder that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

        A Non-Electing U.S. Holder is subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any "excess distribution" (generally, a U.S. Holder's ratable portion of distributions in any year which is greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years of that U.S. Holder's holding period) paid on the Common Shares. Under Section 1291 of the Code, if Norsemont (or a Related Entity, with respect to periods Norsemont is or was also a PFIC) is or has been a PFIC during a U.S. Holder's holding period for the Common Shares, any gain recognized on the sale of the Common Shares pursuant to the Offer generally must be ratably allocated to each day of a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain allocated to the taxable year of disposition, if any, will be taxed for U.S. federal income tax purposes as ordinary income. The amounts allocated to any other taxable year will be subject to U.S. federal income tax at the highest rate of tax applicable to ordinary income in each such year, and an interest charge will be imposed on the tax liability for each such year, calculated as if such tax liability had been due for each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

        If a valid Mark-to-Market Election is made by a U.S. Holder, the rules described above with respect to a Non-Electing U.S. Holder generally do not apply (although the rules above may be implicated if the Mark-to-Market Election has not been in place throughout all of the U.S. Holder's holding period for its Common Shares). A U.S. Holder who has made a Mark-to-Market Election includes in income each year as ordinary income an amount equal to the increase in value of its Common Shares for that year or claims a deduction for any decrease in value (but only to the extent of previous Mark-to-Market gains). Determining the U.S. federal income tax consequences of a sale of a U.S. Holder's Common Shares is complex and fact-specific for a U.S. Holder who has a Mark-to-Market Election in place, and such U.S. Holder should consult its own legal counsel or accountant concerning the tax consequences to the U.S. Holder on a sale of Common Shares.

        The PFIC rules are extremely complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Offer to a U.S. Holder. Accordingly, U.S. Holders should consult their independent tax advisors regarding the possible classification of Norsemont or a Related Entity as a PFIC, the potential effect of the PFIC rules to such holder, as well as the availability and effect of any election that may be available under the PFIC rules, in each case, having regard to such holder's particular circumstances.

Consequences of Holding Offeror Shares

  Distributions

        Subject to the discussion below under "Status of the Offeror as a PFIC", the gross amount of any distribution made to a U.S. Holder of cash or property, other than certain distributions, if any, of Offeror Shares distributed pro rata to all U.S. Holders of Offeror Shares with respect to such U.S. Holder's Offeror Shares, before reduction for any Canadian taxes withheld therefrom, will be includible in such U.S. Holder's income as dividend income to the extent such distributions are paid out of the Offeror's current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under "Status of the Offeror as a PFIC," in taxable years beginning before January 1, 2013, individuals who are U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Status of the Offeror as a PFIC", to the extent, if any, that the amount of any distribution by the Offeror exceeds the Offeror's current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the Offeror's Shares and thereafter as capital gain. The Offeror does not maintain calculations of its earnings and profits under United States federal income tax principles.

        The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on dividends received by such Non-U.S. Holder on its Offeror Shares unless such Non-U.S. Holder conducts a trade or business in the United States and such income is effectively connected with that trade or business.

  Sale or Exchange of Offeror Shares

        Subject to the discussion below under "Status of the Offeror as a PFIC", a U.S. Holder generally will recognize gain or loss on the sale or exchange of Offeror Shares equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's adjusted tax basis in such Offeror Shares. Such gain or loss will be capital gain or loss. In taxable years beginning before January 1, 2013, net capital gains (i.e., capital gains in excess of capital losses) recognized by a non-corporate U.S. Holder (including an individual) on capital assets that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15%. Deductions for capital losses are subject to certain limitations.

        With respect to the sale or exchange of Offeror Shares, the amount realized generally will be the United States dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Offeror Shares are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the United States dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Offeror Shares unless:

  •
  such gain is effectively connected with the conduct of a trade or business in the United States; or

  •
  such Non-U.S. Holder is an individual and has been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

  Status of the Offeror as a PFIC

        The rules for determining whether an entity is consider a PFIC are described above in "U.S. Anti-Deferral Regimes — Passive Foreign Investment Company ("PFIC") Regime".

        The Offeror does not know if it is a PFIC for the current taxable year or if it was a PFIC for previous taxable years. This is a factual determination that must be made annually at the end of the taxable year. As a result, the Offeror's status in the current and future years will depend on the composition of the Offeror's gross income, the Offeror's assets and activities in those years and the market capitalization of the Offeror as determined on the end of each calendar quarter, and there can be no assurance that the Offeror will or will not be considered a PFIC for any taxable year.

        If the Offeror is classified as a PFIC during any portion of a U.S. Holder's holding period for the Offeror Shares as determined for U.S. tax purposes such holder would be subject to adverse U.S. tax consequences under the PFIC rules. In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for the Offeror's Shares) and realized gain on the sale, exchange or other disposition of the Offeror Shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before the Offeror became a PFIC, which would generally be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If the Offeror is treated as a PFIC, U.S. Holders should note, as more fully discussed below, that distributions by the Offeror may not be includible in a holder's gross income and subject to the PFIC rules to the extent such distributed amounts are attributable to distributions from, or dispositions of the stock of, Subsidiary PFICs (as defined below) that have previously been includible in the holder's gross income under the PFIC rules.

        The Offeror has no obligation to determine whether it is a PFIC and may not make any such determination. If the Offeror determines that it is a PFIC for any taxable year, it will determine at that time whether it will provide holders with information with respect to distributions from, or dispositions of the stock of, Subsidiary PFICs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if the Offeror and any of its subsidiaries were treated as a PFIC.

        If the Offeror is or becomes a PFIC, a U.S. Holder generally would be treated as owning its pro rata share of the stock of each of the Offeror's subsidiaries that is a PFIC and any other PFIC in which the Offeror holds, directly or indirectly, an equity investment (a "Subsidiary PFIC") and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. A U.S. Holder's holding period for the stock of a Subsidiary PFIC generally will begin on the first day that such holder is considered to own stock of the Subsidiary PFIC in accordance with the PFIC rules.

        If the Offeror is or becomes a PFIC, U.S. Holders would be treated as actually receiving their pro rata share of any distribution made by a Subsidiary PFIC (an "indirect distribution") and such holders would be subject to the rules generally applicable to shareholders of PFICs discussed above (even though such holders may not have received the proceeds of such distribution). A U.S. Holder's adjusted basis in the Offeror Shares will be increased by the amount of the indirect distribution taxed to such holder. Any distribution by the Offeror to a U.S. Holder in respect of the Offeror Shares that is attributable to an indirect distribution will not be subject to further U.S. federal income tax in the hands of the U.S. Holders and should result in a corresponding basis adjustment in such holder's Offeror Shares. U.S. Holders should note that, if the Offeror determines that it is a PFIC for any taxable year, it will determine at that time whether it will provide holders with information with respect to indirect distributions.

        If the Offeror is or becomes a PFIC, upon a disposition of an interest in a Subsidiary PFIC (an "indirect disposition"), a U.S. Holder will be treated as recognizing such holder's pro rata share of the gain, if any, realized by the actual owner of such Subsidiary PFIC's stock. For this purpose, an indirect disposition includes (1) any disposition by the Offeror of stock of a Subsidiary PFIC, (2) any disposition, by a U.S. Holder of the Offeror Shares, or (3) any transaction resulting in the reduction or termination of a U.S. Holder's deemed interest in a Subsidiary PFIC. Any gain recognized by a U.S. Holder upon an indirect disposition will be their pro rata share taxable under the PFIC regime as previously described. A U.S. Holder's adjusted basis in the Offeror Shares will be increased by any gain recognized by such holder as a result of the indirect disposition. Any distribution by the Offeror to a U.S. Holder in respect of the Offeror Shares that is attributable to an indirect disposition will not be subject to further U.S. federal income tax in the hands of the U.S. Holders and should result in a corresponding basis adjustment in such holder's Offeror Shares. U.S. Holders should note that, if the Offeror determines that it is a PFIC for any taxable year, it will determine at that time whether it will provide holders with information with respect to indirect dispositions.

        If the Offeror is or becomes a PFIC and if the Offeror Shares are "regularly traded" on a "qualified exchange", a U.S. Holder may make the Mark-to-Market Election with respect to the Offeror Shares, which may help to mitigate the adverse tax consequences resulting from the Offeror's status as a PFIC (but such election would generally not mitigate the tax consequences resulting from the PFIC status of any Subsidiary PFIC). The Offeror Shares will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the Offeror Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority of the country in which the exchange is located and with respect to which certain other requirements are met. The IRS has not yet identified specific foreign exchanges that are "qualified" for this purpose. If the Offeror is or becomes a PFIC and a U.S. Holder makes the Mark-to-Market Election, for each year in which the Offeror is a PFIC, such holder will generally include as ordinary income the excess, if any, of the fair market value of the Offeror Shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the Offeror Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). If a U.S. Holder makes the election, the holder's tax basis in the Offeror Shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of the Offeror Shares will be treated as ordinary income. Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offeror Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning. Hence, the mark-to-market election is not expected to be effective to eliminate the interest charge described above with respect to such Subsidiary PFICs. U.S. Holders should consult their own tax advisors regarding the availability and advisability of making a Mark-to-Market Election in their particular circumstances.

        Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder may be able to mitigate certain adverse PFIC consequences described above by making a QEF election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. If the Offeror determines that it is a PFIC for any taxable year, it will determine at that time whether it will comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to the Offeror or any Subsidiary PFICs.

        If the Offeror is or becomes a PFIC, a holder of Offeror Shares that is a U.S. Holder may have to make an annual return reporting distributions received and gains realized with respect to each PFIC (including Subsidiary PFICs) in which the U.S. Holder holds a direct or indirect interest. Recently enacted legislation (the "Reporting Legislation") provides that all United States persons who are shareholders of a PFIC must file an annual information return. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the United States Treasury authority to decide what information must be included in such annual filing. The IRS has recently issued guidance providing that until it develops further guidance regarding the Reporting Legislation, (1) persons that were required to file Form 8621 prior to the enactment of the Reporting Legislation must continue to file Form 8621 as appropriate, and (2) shareholders of a PFIC that were not otherwise required to file Form 8621 annually prior to March 18, 2010, will not be required to file an annual report as a result of the Reporting Legislation for taxable years beginning before March 18, 2010. U.S. Holders should consult their own tax advisors concerning their annual PFIC filing requirements, if any.

        The PFIC rules are extremely complex and each U.S. Holder is urged to consult its independent tax advisor regarding the possible status of the Offeror and any of its subsidiaries as a PFIC, the potential effect of the PFIC rules (including the effect of such rules in respect of any Subsidiary PFIC) to such holder, as well as any election that may be available under the PFIC rules and the effect of any such election, in each case, having regard to such holder's particular circumstances.

  Currency Translation

        A U.S. Holder using the cash method of accounting who tenders and sells its Common Shares in exchange for cash and who receives payment in Canadian dollars will be considered to have realized an amount equal to the U.S. dollar value of such Canadian dollars determined at the spot Canadian dollar/U.S. dollar rate on the date payment is made. In the case of a U.S. Holder using the accrual method of accounting, the amount realized for United States federal income tax purposes will equal the U.S. dollar value of the Canadian dollars to which such U.S. Holder becomes entitled on the date its Common Shares are accepted for purchase by the Offeror, determined at the relevant spot exchange rate in effect on that date. Taxable dividends with respect to Offeror Shares that are paid in Canadian dollars and Canadian dollars received upon the sale, exchange or other taxable disposition of Offeror Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such Canadian dollars, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Foreign Tax Credit

        Any tax withheld by Canadian taxing authorities with respect to distributions on Offeror Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Offeror Shares will be foreign source income and generally will constitute "passive category income" or, in the case of certain U.S. Holders, "general category income".

        In general, for United States foreign tax credit limitation purposes, amounts received (i) with respect to the tender and sale of a U.S. Holder's Common Shares or (ii) with respect to the disposition of Offeror Shares, in each case, that are treated as capital gains generally will be treated as income from sources within the United States. For the purposes of calculating the foreign tax credit, the income to which withholding tax arising from such sales or dispositions would be "passive category income" or "general category income". Gains or loss from exchange rate fluctuations as described in "Currency Translation", will generally be treated as arising from sources within the United States.

        Because of the complexity of the foreign tax credit limitations, each U.S. Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Medicare Tax and Additional Reporting Requirements

        For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of such U.S. Holder's modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will generally include dividends and net gains from the disposition of Offeror Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). In addition, for taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals must report information relating to an interest in "specified foreign financial assets", including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of the Medicare tax and the additional reporting requirements on their ownership and disposition of Offeror Shares.

Backup Withholding Tax and Information Reporting Requirements

        U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received by U.S. Holders pursuant to the exchange of Common Shares for Offeror Shares and/or cash, to distributions paid on Offeror Shares, and to proceeds from the disposition of Offeror Shares. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) the payor of such reportable payment is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The backup withholding tax rate is 28% through the year 2012.

27.   Certain Peruvian Income Tax Considerations

        In the opinion of Estudio Grau, Peruvian tax counsel to the Offeror, the following summary describes the principal Peruvian income tax considerations generally applicable to a Shareholder who, for the purposes of the Peruvian Tax Law, holds Common Shares.

        This summary is based on the current provisions of the Peruvian Tax Law, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Peruvian Tax Law and the regulations publicly announced prior to the date hereof (the "Peruvian Proposed Amendments") and counsel's understanding of the current administrative practices and assessing policies of the SUNAT published prior to the date hereof. No assurance can be given that the Peruvian Proposed Amendments will be enacted in their current form, or at all. Except for the Peruvian Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the SUNAT.

        This summary is based on the assumption that if the SRP Rights are acquired by the Offeror, there is no value to the SRP Rights, and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. In addition, this summary assumes that any person that held or holds at any time Convertible Securities or other rights to acquire Common Shares will have exercised them and acquired Common Shares. Accordingly, this summary does not address persons who hold such Convertible Securities or other rights, and such persons should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof, or replacement thereof, after the Expiry Time and of the acquisition, holding and disposing of Common Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL PERUVIAN INCOME TAX CONSIDERATIONS. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Shareholders Not Resident In Peru

        This portion of the summary is generally applicable to a holder of Common Shares who, at all relevant times, for purposes of the Peruvian Tax Law and any applicable income tax treaty, is not a resident in the Republic of Peru (a "Peruvian Non-Resident Holder").

  Peruvian Non-Resident Holders Who Accept the Offer

        A Peruvian Non-Resident Holder whose Common Shares are exchanged for cash and Offeror Shares will not be subject to tax under the current Peruvian Tax Law. However, Peruvian Proposed Amendments to the Peruvian Tax Law that were submitted by the Peruvian Congress to the President on December 30, 2010 will, if enacted and officially published before the Effective Time in the form so submitted, impose a tax of 30% on any taxable gain resulting from the exchange of Common Shares for cash and Offeror Shares. Liability for such tax may be relieved by the application of an applicable income tax convention. For example, a Peruvian Non-Resident Holder who is a resident of Canada for the purposes of the Peru Treaty should not be liable for Peruvian tax under the Peruvian Proposed Amendments by reason of article XIII(4) of that income tax convention.

        IT IS POSSIBLE THAT THE PERUVIAN PROPOSED AMENDMENTS WILL BECOME EFFECTIVE BEFORE THE EFFECTIVE TIME. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ON THE APPLICABILITY OF THE PERUVIAN PROPOSED AMENDMENTS.

  Peruvian Non-Resident Holders Who Do Not Accept the Offer

  Compulsory Acquisition

        As described under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 23 of the Circular, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Section 300 of the BCBCA. The result of such a transaction will be an exchange of Common Shares for consideration that would be equal in value to the consideration offered under the Offer. In such circumstances the commentary above regarding "Peruvian Non-Resident Holders Who Accept the Offer" applies here equally.

        Peruvian Non-Resident Holders whose Common Shares are acquired pursuant to a Compulsory Acquisition should consult their own tax advisors for advice having regard to their particular circumstances.

        IN THIS REGARD, IT IS POSSIBLE THAT THE PERUVIAN PROPOSED AMENDMENTS DESCRIBED ABOVE UNDER "Shareholders Not Resident in Peru — Peruvian Non-Resident Holders Who Accept the Offer" WILL BECOME EFFECTIVE BEFORE THE EFFECTIVE TIME. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ON THE APPLICABILITY OF THE PERUVIAN PROPOSED AMENDMENTS.

  Compelled Acquisition

        As described under "Acquisition of Common Shares Not Deposited — Compelled Acquisition" in Section 23 of the Circular, a Peruvian Non-Resident Holder may in certain circumstances have the right to require the Offeror to purchase the Peruvian Non-Resident Holder's Common Shares.

        The tax consequences to a Peruvian Non-Resident Holder of a disposition of Common Shares pursuant to a Compelled Acquisition will be the same as described above under "Shareholders Not Resident in Peru — Peruvian Non-Resident Holders Who Do Not Accept the Offer — Compulsory Acquisition". Peruvian Non-Resident Holders whose Common Shares are being so acquired should consult their own tax advisors for advice having regard to their particular circumstances.

        Peruvian Non-Resident Holders whose Common Shares are acquired pursuant to a Compelled Acquisition should consult their own tax advisors for advice having regard to their particular circumstances.

        IN THIS REGARD, IT IS POSSIBLE THAT THE PERUVIAN PROPOSED AMENDMENTS DESCRIBED ABOVE UNDER "Shareholders Not Resident in Peru — Peruvian Non-Resident Holders Who Accept the Offer" WILL BECOME EFFECTIVE BEFORE THE EFFECTIVE TIME. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ON THE APPLICABILITY OF THE PERUVIAN PROPOSED AMENDMENTS.

  Subsequent Acquisition Transaction

        As described under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration offered under the Offer.

        The result of any Subsequent Acquisition Transaction, no matter how effected, will be an exchange of Common Shares for consideration that would be equal in value to and in the same form as the consideration offered under the Offer. Accordingly, the commentary above regarding "Shareholders Not Resident in Peru — Peruvian Non-Resident Holders Who Accept the Offer" applies here equally.

        Peruvian Non-Resident Holders whose Common Shares are acquired pursuant to a Subsequent Acquisition Transaction should consult their own tax advisors for advice having regard to their particular circumstances.

        IN THIS REGARD, IT IS POSSIBLE THAT THE PERUVIAN PROPOSED AMENDMENTS DESCRIBED ABOVE UNDER "Shareholders Not Resident in Peru — Peruvian Non-Resident Holders Who Accept the Offer" WILL BECOME EFFECTIVE BEFORE THE EFFECTIVE TIME. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ON THE APPLICABILITY OF THE PERUVIAN PROPOSED AMENDMENTS.

Shareholders Resident in Peru

        This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Peruvian Tax Law, is, or is deemed to be, resident in the Republic of Peru (a "Peruvian Resident Holder").

  Residents of Peru Who Accept the Offer

        A Peruvian Resident Holder whose Common Shares are exchanged for cash and Offeror Shares pursuant to the Offer, will be considered to have disposed of the Common Shares for proceeds equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Offeror Shares received on the exchange. As a result, the Peruvian Resident Holder will generally realize a capital gain to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the tax cost of the Peruvian Resident Holder's Common Shares immediately before the exchange. Any resulting taxable gain will be subject to Peruvian tax of 30% for juridical entities and at graduated rates between 15% and ending at 30% for individuals.

        Resulting losses of a Peruvian Resident Holder can be used only against foreign source income gains.

        In the event that Canadian income taxes are payable on the capital gain, the taxes so paid would be applied in the Republic of Peru as a foreign tax credit, provided they do not exceed the amount resulting from the application of the effective average rate of the taxpayer, to the income obtained abroad, nor the tax actually paid abroad.

        The tax cost to the Peruvian Resident Holder of the Offeror Shares acquired on the exchange will equal the fair market value of those shares as at the time of the exchange. The Peruvian Resident Holder is required to average the cost of the Offeror Shares received on the exchange with any other Offeror Shares owned by the Peruvian Resident Holder.

  Residents of Peru Who Do Not Accept the Offer

  Compulsory Acquisition Transaction

        As described under "Acquisition of Common Shares Not Deposited — Compulsory Acquisition" in Section 23 of the Circular, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Section 300 of the BCBCA. The result of such a transaction will be an exchange of Common Shares for consideration that would be equal in value to the consideration offered under the Offer. Accordingly, the commentary above regarding "Shareholders Resident in Peru — Residents of Peru Who Accept the Offer" applies here equally.

        Peruvian Resident Holders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

  Compelled Acquisition

        As described under "Acquisition of Common Shares Not Deposited — Compelled Acquisition" in Section 23 of the Circular, a Peruvian Resident Holder may in certain circumstances have the right to require the Offeror to purchase the Peruvian Resident Holder's Common Shares. The tax consequences to a Peruvian Resident Holder of a disposition of Common Shares pursuant to a Compelled Acquisition will be the same as described above under "Shareholders Resident in Peru — Residents of Peru Who Accept the Offer". Peruvian Resident Holders whose Common Shares are being so acquired should consult their own tax advisors for advice having regard to their particular circumstances.

  Subsequent Acquisition Transaction

        As described under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described under "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction" in Section 23 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration offered under the Offer.

        The result of any Subsequent Acquisition Transaction, no matter how effected, will be an exchange of Common Shares for consideration that would be equal in value to and in the same form as the consideration offered under the Offer. Accordingly, the commentary above regarding "Shareholders Resident in Peru — Residents of Peru Who Accept the Offer" applies here equally.

        Peruvian Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

  Holding and Disposing of Offeror Shares

        Dividends received by a Peruvian Resident Holder on Offeror Shares will be included in computing the holder's income, and a foreign tax credit will be allowed for any Canadian withholding tax paid in respect of the Dividend. The consequences of a disposition of Offeror Shares by a Peruvian Resident Holder will generally be as described above under "Shareholders Resident in Peru — Residents of Peru Who Accept the Offer". However, if Peruvian Proposed Amendments to the Peruvian Tax Law that were submitted by the Peruvian Congress to the President on December 30, 2010 are enacted and officially published in a year prior to the disposition of Offeror Shares in the form so submitted, any individual's taxable gain will be subject to tax at a tax rate of 5%. Any such taxable gain will be considered to be from a Peruvian source and therefore no foreign tax credit for any Canadian tax on the disposition will be available. In addition, any losses from the disposition of Offeror Shares can only be used to reduce taxable gains from the disposition of shares and similar instruments.

28.   Acceptance of the Offer

        Except for the Locked-Up Parties, the Offeror has no knowledge regarding whether any Shareholder will accept the Offer.

29.   Depositary and Information Agent

        The Offeror has engaged Kingsdale Shareholder Services Inc. to act as Depositary for the receipt of Common Shares and related Letters of Transmittal deposited under the Offer and for the payment for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. The Depositary will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the Securities Laws of Canada.

        Any questions or requests for assistance may be directed to the Depositary at their address and phone numbers set forth in this Offer and Circular. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge on request from the Depositary.

        The Offeror has also retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

        No fee or commission will be payable by any Shareholder who transmits their Common Shares directly to the Depositary. However, a broker or nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

30.   Legal Matters

        Certain legal matters relating to the Offer and to the Offeror Shares to be distributed pursuant to the Offer will be reviewed by Estudio Grau, Goodmans LLP, Thorsteinssons LLP and White & Case LLP. As at the date hereof, the partners and associates of Estudio Grau, Goodmans LLP, Thorsteinssons LLP and White & Case LLP beneficially own, directly or indirectly, less than 1% of the issued and outstanding Offeror Shares.

31.   Statutory Rights

        Securities legislation in the provinces and territories of Canada provides security holders of Norsemont with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders of Norsemont. However, such rights must be exercised within prescribed time limits. Security holders of Norsemont should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

32.   Directors' Approval

        The contents of this Offer and Circular have been approved, and the sending of this Offer and Circular to the Shareholders has been authorized, by the board of directors of the Offeror.

 EXPERTS

        Except as otherwise referred to herein, reference should be made to the section entitled "Interests of Experts" set out in the Offeror's annual information form for the year ended December 31, 2009 dated March 31, 2010, which is incorporated by reference into this Offer and Circular.

        The auditors of the Offeror are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants, Toronto, Ontario. Deloitte & Touche LLP is independent of the Offeror in accordance with the Rules of Conduct of the Institute of Chartered Accountants of Ontario.

 CONSENT OF CASHEL MEAGHER

To: The Directors of HudBay Minerals Inc.

        I hereby consent to the reference to my name contained under the heading "Schedule B — Fenix Project" in the take-over bid circular accompanying the offer to purchase dated January 24, 2011 made by HudBay Minerals Inc. to purchase all of the issued and outstanding common shares of Norsemont Mining Inc.

Toronto, Ontario	(Signed) Cashel Meagher, P. Geo
January 24, 2011

 CONSENT OF ESTUDIO GRAU

To: The Directors of HudBay Minerals Inc.

        We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Peruvian Income Tax Considerations" in the take-over bid circular accompanying the offer to purchase dated January 24, 2011 made by HudBay Minerals Inc. to purchase all of the issued and outstanding common shares of Norsemont Mining Inc.

Lima, Peru (Signed) ESTUDIO GRAU
January 24, 2011

 CONSENT OF GOODMANS LLP

To: The Directors of HudBay Minerals Inc.

        We hereby consent to the references to our name contained under the heading "Legal Matters" in the take-over bid circular accompanying the offer to purchase dated January 24, 2011 made by HudBay Minerals Inc. to purchase all of the issued and outstanding common shares of Norsemont Mining Inc.

Toronto, Ontario (Signed) GOODMANS LLP
January 24, 2011

 CONSENT OF THORSTEINSSONS LLP

To: The Directors of HudBay Minerals Inc.

        We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the take-over bid circular accompanying the offer to purchase dated January 24, 2011 made by HudBay Minerals Inc. to purchase all of the issued and outstanding common shares of Norsemont Mining Inc.

Toronto, Ontario (Signed) THORSTEINSSONS LLP
January 24, 2011

 CONSENT OF WHITE & CASE LLP

To: The Directors of HudBay Minerals Inc.

        We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain United States Income Tax Considerations" in the take-over bid circular accompanying the offer to purchase dated January 24, 2011 made by HudBay Minerals Inc. to purchase all of the issued and outstanding common shares of Norsemont Mining Inc.

New York, New York (Signed) WHITE & CASE LLP
January 24, 2011

 AUDITORS' CONSENT

        We have read the circular of HudBay Minerals Inc. (the "Company") dated January 24, 2011 relating to the offer to purchase all of the outstanding common shares of Norsemont Mining Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned circular of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008; and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. Our report is dated March 2, 2010, except for notes 3 (d) and 26 which are as of October 15, 2010.

Toronto, Ontario (Signed) DELOITTE & TOUCHE LLP
January 24, 2011 Independent Registered Chartered Accountants
Licensed Public Accountants

 CERTIFICATE

Dated: January 24, 2011

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

(Signed) DAVID GAROFALO President and Chief Executive Officer	(Signed) DAVID S. BRYSON Chief Financial Officer
On behalf of the board of directors
(Signed) G. WESLEY VOORHEIS Director	(Signed) ALAN R. HIBBEN Director

C-1

 SCHEDULE A
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

HudBay Minerals Inc.

Unaudited Pro Forma Consolidated Balance Sheet

As at September 30, 2010

	HudBay Minerals Inc.	Norsemont Mining Inc.	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
	(thousands of Canadian dollars)
ASSETS
Current Assets
Cash and cash equivalents	851,739	6,287	(130,000)	(a)	797,462
			69,436	(f)
Short-term investment	—	12,000			12,000
Accounts receivable, net	63,618	956			64,574
Income taxes receivable	64	—			64
Inventories	98,557	—			98,557
Prepaid expenses and other current assets	3,754	97			3,851
Future income and mining tax assets	15,595	—			15,595
Current portion of fair value of derivative	2,082	—			2,082

	1,035,409	19,340	(60,564)		994,185

Property and Equipment, at cost
Property, plant and equipment	865,338	15,695	430,407	(b)	1,311,440
Available-for-sale investments	78,255	—			78,255
Other assets	86,594	—			86,594

	2,065,596	35,035	369,843		2,470,474

LIABILITES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	112,409	1,358	14,730	(d)	128,497
Income taxes payable	32,135	—			32,135
Current portion of other liabilities	24,253	—			24,253

	168,797	1,358	14,730		184,885

Long-Term Liabilities					—
Pension obligation	2,366	—			2,366
Other employee future benefits and stock based compensation	87,020	—			87,020
Asset retirement obligation	54,120	902			55,022
Future income tax liabilities	37,118	—			37,118
Fair value of derivatives	502	—			502
Long-term debt — convertible notes	—	8,238	(8,238)	(e)	—

	349,923	10,498	6,492		366,913

Equity					—
Share capital	626,009	124,873	(124,873)	(c)	1,028,627
			402,618	(a)
Contributed surplus	24,469	24,304	(24,304)	(c)(f)	24,469
Convertible note	—	1,380	(1,380)	(e)	—
Warrants	—	11,802	(11,802)	(f)	—
Retained earnings	1,022,888	(137,822)	137,822	(c)	1,008,158
			(14,730)	(d)
Accumulated other comprehensive income	29,768	—			29,768

	1,703,134	24,537	363,351		2,091,022
Non-controlling interest	12,539	—			12,539

	1,715,673	24,537	363,351		2,103,561

	2,065,596	35,035	369,843		2,470,474

HudBay Minerals Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2010

	HudBay Minerals Inc.	Norsemont Mining Inc.	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
	(thousands of Canadian dollars)
Revenue	595,538	—			595,538
Expenses
Operating	355,805	—			355,805
Depreciation and amortization	82,618	72			82,690
General and administrative	19,114	1,989			21,103
Stock-based compensation	4,103	3,217			7,320
Accretion of asset retirement obligations	3,715	70			3,785
Foreign exchange loss	4,306	(131)			4,175

Earnings before the following:	125,877	(5,217)			120,660
Exploration	(18,868)	(8,839)			(27,707)
Interest and other income (expense)	6,117	(1,265)	586	(e)	5,438
Gain (loss) on derivative instruments	3,373	—			3,373

Earnings before tax and non-controlling interest	116,499	(15,321)	586		101,764
Tax expense	(68,118)	537	(176)	(e)	(67,757)

Net earnings (loss) before non-controlling interest	48,381	(14,784)	410		34,007
Less: Income (loss) attributable to non-controlling interest	111	—			111

Net earnings (loss) attributable to common shareholders	48,492	(14,784)	410		34,118

Earnings per share
Basic	0.32	(0.18)			0.19
Diluted	0.32	(0.18)			0.19
Weighted average number of common shares outstanding
Basic	151,114,563	81,991,496			174,526,769
Diluted	151,799,167	81,991,496			175,211,373

HudBay Minerals Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2009

	HudBay Minerals Inc.	Norsemont Mining Inc.	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
	(thousands of Canadian dollars)
Revenue	720,722	—			720,722
Expenses
Operating	505,801	—			505,801
Depreciation and amortization	100,731	54			100,785
General and administrative	44,176	4,637			48,813
Stock-based compensation	4,692	3,664			8,356
Accretion of asset retirement obligations	4,488	120			4,608
Foreign exchange loss	17,752	(772)			16,980

Earnings before the following:	43,082	(7,703)			35,379
Exploration	(7,609)	(21,414)			(29,023)
Interest and other income (expense)	107,386	(907)	692	(e)	107,171
Gain (loss) on derivative instruments	(917)	—			(917)

Earnings before tax and non-controlling interest	141,942	(30,024)	692		112,610
Tax expense	(29,131)	—	(216)	(e)	(29,347)

Net earnings (loss) before non-controlling interest	112,811	(30,024)	476		83,263
Less: Income (loss) attributable to non-controlling interest	(40)	—			(40)

Net earnings (loss) attributable to common shareholders	112,771	(30,024)	476		83,223

Earnings per share
Basic	0.73	(0.18)			0.47
Diluted	0.73	(0.18)			0.47
Weighted average number of common shares outstanding
Basic	153,460,823	81,991,496			176,873,029
Diluted	154,067,282	81,991,496			177,479,488

NOTES TO FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

  Purchase price consideration and proceeds are quoted in thousands of Canadian dollars.

  The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition of Norsemont Mining Inc. ("Norsemont") by HudBay Minerals Inc. ("HudBay"). The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the proposed transaction by HudBay pursuant to the assumptions described in Note 3 to these pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet as at September 30, 2010 gives effect to the proposed transaction by HudBay as if it had occurred as at September 30, 2010. The unaudited pro forma condensed consolidated statements of operations for the nine-month period ended September 30, 2010 and for the year ended December 31, 2009 give effect to the proposed transaction by HudBay as if it was completed on January 1, 2009.

  The pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed transaction had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma condensed consolidated financial statements do not reflect any efficiencies relating to operating synergies that may be incurred as a result of the acquisition.

  The pro forma adjustments and allocations of the purchase price for Norsemont are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisition.

  The proforma adjustments of the purchase price for Norsemont considered two scenarios as follows:

  (a)
  Scenario I — All shareholders' of Norsemont exchange their common shares for common shares of HudBay at a exchange value of 1 common share of Norsemont for 0.2617 of a common share of HudBay and $0.001 in cash.

  (b)
  Scenario II — All shareholders' of Norsemont exchange their common shares for common shares of HudBay and cash at an exchange value of 1 common share of Norsemont for $4.50 in cash, subject to a maximum aggregate cash consideration of $130,000 with the remainder in HudBay common shares.

  These unaudited pro forma financial statements present the pro forma effect of the Offer under Scenario II as this scenario will result in the more significant cash out flow for HudBay.

  Under Scenario I, 30,972,428 shares amounting to $532,416 would be issued. This would reduce HudBay's EPS by $0.13 and $0.28 respectively for September 30, 2010 and December 31, 2009.

  In preparing the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations, the following historical information, that was prepared in accordance with Canadian GAAP and HudBay accounting policies, was used:

  (a)
  the unaudited interim consolidated balance sheet of HudBay as at September 30, 2010, and the unaudited consolidated statement of operations for the nine-month period ended September 30, 2010;

  (b)
  the audited consolidated financial statements of HudBay for the year ended December 31, 2009;

  (c)
  Norsemont has a different year-end of June 30 to HudBay's December 31 which is reconciled in Note 4 to arrive at Norsemont's December 31 and September 30 comparable periods to HudBay's year ended December 31, 2009 and interim period for the nine months ended September 30, 2010. The following was used:

  i.
  the unaudited interim consolidated balance sheet of Norsemont as at December 31, 2008, and the unaudited consolidated statement of operations for the six-month period ended December 31, 2008;

  ii.
  the audited consolidated financial statements of Norsemont for the year ended June 30, 2009;

  iii.
  the unaudited interim consolidated balance sheet of Norsemont as at December 31, 2009, and the unaudited consolidated statement of operations for the six-month period ended December 31, 2009;

  iv.
  the audited consolidated financial statements of Norsemont for the year ended June 30, 2010;

  v.
  the unaudited interim consolidated balance sheet of Norsemont as at September 30, 2010, and the unaudited consolidated statement of operations for the three-month period ended September 30, 2010.

  The pro forma condensed consolidated financial statements include information from the financial statements of Norsemont as indicated above. It has been assumed that Norsemont's accounting policies conform to those of HudBay. Financial statement line item reclassifications are presented in Note 4 as part of the reporting period reconciliation.

NOTES TO FINANCIAL STATEMENTS (Continued)

1.     BASIS OF PRESENTATION (Continued)

  The unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the above listed financial statements and their accompanying notes.

2.     ACQUISITION OF NORSEMONT

  On January 10, 2011, HudBay announced a proposal to acquire all the outstanding common shares of Norsemont (the "Offer"). Under the Offer, the shareholders of Norsemont will receive a combination of 23,421,641 HudBay common shares and $130,000 in cash (assuming maximum cash consideration is elected).

  Based on a HudBay share price of $17.19, the purchase price equated to total consideration of $402,618 in shares and $130,000 in cash.

  The business combination, if completed, will be accounted for as a business combination with HudBay as the acquirer of Norsemont. Norsemont options outstanding accelerate on change of ownership ("Norsemont Options"). For purposes of these pro forma financial statements it has been assumed that all Norsemont Options are exercised prior to the closing date.

  The allocation of the purchase price is based upon management's preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price will likely result in different adjustments than those in the unaudited pro forma condensed consolidated statements of operations.

  The fair value of the net assets of Norsemont to be acquired pursuant to the Offer will ultimately be determined after the closing of the transaction. The Company will complete a full and detailed valuation of the Norsemont assets using an independent party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

  The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Norsemont Common shares:
Issuance of HudBay Common shares	$402,618
Cash consideration	130,000

Purchase consideration	$532,618

The purchase price was allocated as follows:
Net working capital (including cash of $75,723)	$87,418
Property, plant, and equipment	446,102
Asset retirement obligation	(902)

$532,618

3.     EFFECT OF TRANSACTIONS ON THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The pro forma condensed consolidated financial statements incorporate the following pro forma assumptions:

  (a)
  The pro forma adjustment reflects the consideration of $130,000 in cash and the issuance of 23,421,641 HudBay common shares. Subsequent to September 30, 2010 HudBay purchased 1,355,000 Norsemont common shares for $3,943 (including brokerage fees) which has not been reflected in the adjustments.

  (b)
  The assumption that HudBay acquires 100% of the outstanding common shares and equity units of Norsemont as a result of the Offer. As per Note 2, this gives rise to an increase to fair value of assets as follows:

Property, plant and equipment (Note 2)	$446,102
Book value of property, plant, and equipment	15,695

Adjustment to property, plant, and equipment	$430,407
  (c)
  These pro forma adjustments eliminate the historical equity accounts of Norsemont.

  (d)
  This assumption provides for the recording of HudBay's expenses of the transaction totalling $14,730. It is assumed that share issuance costs are an immaterial amount of this total. Due to the non recurring nature of the expense, transaction costs are not reflected as a statement of operations pro forma adjustment.

NOTES TO FINANCIAL STATEMENTS (Continued)

3.     EFFECT OF TRANSACTIONS ON THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  (e)
  The pro forma adjustment reflects the settlement of Norsemont's convertible debt as anticipated. Any interest expense associated with the liability component has been adjusted in the statement of operations. Statutory tax rates of 30% and 31.29% for September 30, 2010 and December 31, 2009 have been applied respectively.

  (f)
  The pro forma condensed consolidated financial statements assume that all of the stock options and warrants of Norsemont that were outstanding were exercised pursuant to the transaction as Norsemont's options and warrants have accelerated vesting upon transfer of ownership interests.

  It is further assumed that the related stock options and warrants as of September 30, 2010, as well as additional stock options issued subsequent to September 30, 2010 and prior to the announcement date of January 10, 2011, will be exercised for a cash consideration of $69,436.

  The expense related to the accelerated vesting of the Norsemont stock options are $454. As this expense does not relate to HudBay it is not reflected as a pro forma adjustment.

4.     RECONCILIATION OF REPORTING PERIODS

  For pro forma purposes an acquired entity's income statement should be brought up to within 93 days of the registrant's fiscal year. Norsemont has a year end of June 30 and HudBay has a year end of December 31 which is greater than 93 days.

  As such a reconciliation has been performed to bring Norsemont's reporting in line with HudBay's.

For the nine months ended September 30, 2010

		Less	Add
	Twelve months Jun 30, 2010	Six months Dec 31, 2009	Three months Sept 30, 2010	Nine months Sept 30, 2010	Line item Reclassification	Norsemont Nine Months Sept 30, 2010
	(thousands of Canadian dollars)
Expenses:
Exploration	11,492	6,812	3,550	8,230	(8,230)	—
Salaries and wages	1,367	652	297	1,012	(1,012)	—
Office and administration	930	409	211	732	(732)	—
Professional fees	567	368	46	245	(245)	—
General and administrative	—	—	—	—	1,989	1,989
Depreciation and amortization	99	49	22	72	—	72
Provision for impairment of receivables	1,357	748	—	609	(609)	—
Interest on convertible notes	783	394	198	587	(587)	—
Accretion of convertible notes	988	477	268	779	(779)	—
Accretion of asset retirement obligation	96	48	22	70	—	70
Foreign exchange loss (gain)	(307)	(29)	147	(131)	—	(131)
Stock-based compensation	—	—	—	—	3,217	3,217
Exploration	1,068	407	33	694	(694)	—
Salaries and wages	2,857	570	236	2,523	(2,523)	—

	(21,297)	(10,905)	(5,030)	(15,422)	10,205	(5,217)

Other items:
Exploration	—	—	—	—	(8,839)	(8,839)
Interest and other income	671	605	35	101	(1,366)	(1,265)

	671	605	35	101	(10,205)	(10,104)

Net loss and comprehensive loss for the period	(20,626)	(10,300)	(4,995)	(15,321)	—	(15,321)

Income tax recovery	537	—	—	537	—	537

Net loss and comprehensive loss for the period	(20,089)	(10,300)	(4,995)	(14,784)	—	(14,784)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the twelve months ended December 31, 2009

		Less	Add			Norsemont
	Twelve Months Jun 30, 2009	Six Months Dec 31, 2008	Six Months Dec 31, 2009	Twelve Months Dec 31, 2009	Line item Reclassification	Twelve Months Dec 31, 2009
	(thousands of Canadian dollars)
Expenses:
Exploration	26,206	14,654	6,812	18,364	(18,364)	—
Salaries and wages	1,698	822	652	1,528	(1,528)	—
Office and administration	906	483	409	832	(832)	—
Professional fees	800	333	368	835	(835)	—
General and administrative	—	—	—	—	4,637	4,637
Depreciation and Amortization	57	52	49	54	—	54
Provision for impairment of long-term investments	1,642	200	—	1,442	(1,442)	—
Provision for impairment of receivables	2,302	—	748	3,050	(3,050)	—
Interest on convertible notes	331	33	394	692	(692)	—
Accretion of convertible notes	382	—	477	859	(859)	—
Accretion of asset retirement obligation	143	72	48	119	—	119
Foreign exchange loss (gain)	610	1,353	(29)	(772)	—	(772)
Stock-based compensation	—	—	—	—	3,665	3,665
Exploration	1,221	603	407	1,025	(1,025)	—
Salaries and wages	3,835	1,765	570	2,640	(2,640)	—

	(40,133)	(20,370)	(10,905)	(30,668)	22,965	(7,703)

Other items:
Exploration	—	—	—	—	(21,414)	(21,414)
Interest and other income	110	71	605	644	(1,551)	(907)

	110	71	605	644	(22,965)	(22,321)

Net loss and comprehensive loss for the period	(40,023)	(20,299)	(10,300)	(30,024)	—	(30,024)

NOTES TO FINANCIAL STATEMENTS (Continued)

5.     HUDBAY SHARES OUTSTANDING AND LOSS PER SHARE

  The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
	Basic		Diluted
Weighted average shares outstanding for the period	151,114,563	153,460,823	151,799,167	154,067,282
Issued to acquire Norsemont	23,421,641	23,421,641	23,421,641	23,421,641

Pro forma basic weighted average shares for HudBay	174,536,204	176,882,464	175,220,808	177,488,923

 SCHEDULE B

FENIX PROJECT

Project Description and Location

        The Fenix Project consists of two areas located near the northwest and southeast shores of Lake Izabal in the Department of Izabal in eastern Guatemala. The project is approximately 160 kilometres northeast of Guatemala City, and 70 kilometres from the Caribbean coast. The larger of the two areas, which is covered by Extracción Minera Fénix, an exploitation licence (formerly part of a slightly larger exploration licence area called 'Niquegua Norte'), is 4 kilometres west of the town of El Estor and contains the project's principal nickel laterite deposits.

        In April 2006, the Ministry of Energy & Mines of Guatemala issued an exploitation licence called the "Extracción Minera Fénix, Exploitation Licence" (the "Fenix Exploitation Licence) to Compañia Guatemalteca de Níquel S.A. ("CGN"), a subsidiary of Skye Resources Inc. ("Skye") which converted substantially all of the Niquegua Norte exploration licence into a 25-year exploitation licence renewable for a further 25 years, covering an area of 248 square kilometers. The exploitation license allows mining of nickel, cobalt, iron, chromium and magnesium.

        A royalty of 1% of gross revenues is payable, with 0.5% to the Guatemalan federal government and 0.5% to the local government.

        CGN is a Guatemalan company, the shares of which are 98.2% owned by HMI Nickel Inc., a subsidiary of HudBay, and 1.8% by the Guatemalan Government. Skye was acquired by HudBay in 2008 and has since been renamed HMI Nickel Inc. Skye acquired CGN (previously known as "Exmibal") from Inco in 2004 and as part of the sales agreement, Inco (now Vale) is to be paid a net smelter return royalty based on 70% of ferro-nickel production. The NSR calculated on 70% of net revenues is 2% before payback when the LME nickel price is above $4.00, 6% after payback when the LME nickel price is above $4.00, or 8% after payback when the LME nickel price is above $6.00. Inco also will be paid a sales agency fee of 2.75% of the net invoice value for ferro-nickel products sold.

        To maintain the Fénix Exploitation Licence and Niquegua Montúfar II exploration licence, CGN must pay annual surface taxes and carry out a work program on the licence areas. The surface rights to the site of the process plant, to most of Fenix project areas 210-217 inclusive, including the pit and the plant site, and to Manto 4 Area 251, all of which are located within the Fenix Exploitation Licence area, are owned by CGN or its affiliates. Surface rights and houses in a disused company housing site on the west side of El Estor are also owned by CGN or its affiliates.

        All major permits are in-place for the construction and operation of the project as proposed in the 2006 feasibility study prepared for Skye (the "2006 Feasibility Study"). During the significant deterioration in metal prices in late 2008, HudBay slowed construction and focused on upgrading essential infrastructure including roads, developing its power strategy, and advancing community health and educational initiatives.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The project area is accessible by road from Puerto Barrios on the Gulf of Honduras. It is paved from Puerto Barrios to El Estor (140 kilometres) and gravel surfaced on the remaining route from El Estor to the mine site (3 kilometres). An airfield maintained by CGN which is suitable for small aircraft is located at Las Dantas about one kilometre east of the process plant. During the exploration and production stages of the Exmibal project, access to the El Estor area was supported by ferry across Lake Izabal from Mariscos. The Fenix project site is also accessible by boat from the Gulf of Honduras via the Rio Dulce river and Lake Izabal. The Montúfar II Exploration Licence area is accessible by paved Highway CA-9 from Puerto Barrios and is crossed by the paved access road to Mariscos from Highway CA-9.

        The climate of the region is a typical wet tropical environment with approximately 2.5 metres of annual rain falling regionally mostly between the months of May and October. A weather station established at the CGN plant site recorded a total rainfall 1.27 metres for 2009. The proposed project will operate year round with minor operational interruptions during periods of major rainfall.

        For the current plant site and mining project, including mining areas 212, 213, 215, 216, and 217, all the necessary surface rights are retained. The Guatemalan electrical grid is currently not mature enough to sustain the required energy for the proposed peak capacity of a 135megawatt ferro-nickel plant. The project will be required to source power either through self-generation or third party purchasing. Water is available on site from the lake and wells and all necessary treatment and monitoring of discharge water will occur and comply with necessary legislation. The mine site and plant site personnel will be sourced from the local community with more technical requirements being sourced from the region. Guatemala is not known for large mining projects, however, there does exist capacity in construction which is amenable to the skills required for laterite mining. A system of integration and training for these personnel is being formulated to facilitate with the integration.

        The most important deposits are largely confined to northeast or southeast trending terraces and spurs on the south flanks of these hills at elevations between 330 and 800 metres. The total relief is 1,000 metres. The highest topographic points, the site lying in area 215 north of the Lake and area 223 to the south, are each sites of telephone communication towers with dirt access roads reaching them from the south. A surficial cover layer containing a significant amount of non-ultramafic derived material has sufficient phosphorus to support normal vegetation. As a result, undeveloped areas of laterite outside of areas 212 and 213 are largely covered by forest. Exceptions are the 218, 219 and 251 areas in Fenix and the Cristina area at Montúfar which have been partially cleared for subsistence farming. Semi-open pine forests in the Montúfar licence and in a limited southwest part of area 217 are restricted to the mid to lower south slopes and are probably, at least in part, the result of lower rainfall on the leeward slope rather than sterile laterite soil.

History

YEAR	NICKEL LATERITE EXPLORATION AND EVALUATION
1955	Nickel was first recognized in samples from the farm of J. M. Montúfar south of Lake Izabal.
1957-60	Preliminary exploration of the Lake Izabal Montúfar area was carried out by Hanna Mining Company.
1960	Formation of Exmibal (originally 80% Inco 20% Hanna and subsequently shareholders have changed). Exmibal's name was changed to 'CGN' in January 2005.
1961-70	Exmibal carried out reconnaissance exploration through to advanced project development on numerous prospects. The prospects were sampled with manual and power drills, and test pits.
1965	Exmibal was granted a 40-year mining concession and exploration entered a "development" stage.
1973	In agreement with the Guatemalan government, Exmibal started to build and operate a mine and smelter on the Fenix property.
1977-80	Exmibal mined about 1.08 million dry metric tonnes of saprolite from Area 212 (La Gloria) and produced approximately 32.9 million pounds of nickel as nickel matte.
The plant was shut down in 1980 as part of a worldwide cut-back in production by Inco in response to low nickel prices and high petroleum prices during a global recession. Since shut down, the plant has been kept on care and maintenance.
1980-2005	No further exploration or mining activity took place prior to April, 2005.

YEAR	NICKEL LATERITE EXPLORATION AND EVALUATION
1993	Inco, Sumitomo Metal Mining Co. Ltd. and Tokyo Nickel Company Ltd. completed a feasibility study on restarting operations. Inco estimated a resource using their Laterite Estimation System (LES) 2.2 proprietary 2-D software. This estimation showed 14,297,000 dmt of "mineable" resource at a grade of 1.91% nickel in their "20-year reserve".
1998	Inco completed a further in house re-evaluation using their LES.
2004	On 15 December, 2004, Skye conditionally acquired Inco's 70% share of Exmibal.
AMEC examined the Inco saprolite resource estimates for their 20-year reserve in the La Gloria area of the Fenix Exploitation Licence and reclassified them in terms consistent with the requirements of NI 43-101. Golightly Geoscience re-classified the remaining saprolite and limonite resource estimates in terms consistent with the requirements of NI 43-101.
2005	The 40-year mining license was renewed.
2005 - 2007	CGN drilled 62,981 metres in 2,479 diamond drill holes to produce a mining reserve consistent with NI 43-101 and published a feasibility study.
2008	A further 2,174 metres were drilled until exploration activities were delayed in February in the early stages of the global financial crisis.
In August, 2008, HudBay completed its acquisition of Skye Resources.
2010	On March 31, 2010 a Technical Report was prepared by Golder and filed by HudBay relegating the historic reserve to a new calculated resource number. The principal aim of the report was to re-assess the resource in areas 215, 216 and 217 with the diamond drilling available.
Under HudBay ownership CGN completed a diamond drill project in May of 2010 of 244 holes and 7,648 meters in areas 212 and 213. The purpose of this program was to better delineate the thickness of saprolite in the 212 and 213 areas which are proposed to me mined in the first five years of production.

Geological Setting and Mineralization

        The nickel deposits are lateritic weathering profiles that have formed on peridotites thrust into place during the early Tertiary. The most important deposits are located in the area subject to the Fenix Exploitation License largely on northeast or southeast trending terraces and spurs on the south flanks of the Sierra de Santa Cruz at elevations between 370 and 800 metres. Total topographic relief in the area is 1,000 metres. Additional important deposits are found on lower terraces and spurs on Sierra de las Minas in the Montufar licence at elevations of 300 - 450 metres elevation.

        The nickel deposits of the Lake Izabal region are typical examples of nickel laterite deposits formed in seasonally wet tropical climate on partially serpentinized peridotites. The nickel in such deposits derives ultimately from the igneous olivine (0.3% Ni in olivine) and the serpentine that replaces it.

        The deposits comprise a saprolite zone of partially decomposed peridotite corestones overlain by a zone of in situ limonite. With progressive weathering, nickel is leached out of the limonite zone and transition zone and enriched in altered bedrock serpentine in the underlying saprolite. Typically nickel is present in solid-solution in serpentine, in goethite and in manganese-cobalt-oxides. The nickel grade of the saprolite depends upon the topographic setting and the amount of rock that was decomposed to form the laterite profile and on the grade of nickel in the parent rock. The latter depends upon the olivine content of the parent rock. This makes a significant variation of the nickel grade of the saprolite zone. Al2O3 in the laterite derives largely from pyroxene, which has very low nickel (approximately 0.01%).

Exploration and Drilling

        The major exploration efforts on the Exmibal property were conducted by Inco prior to Skye's involvement. Inco's exploration activities consisted mainly of geological mapping, drilling and pitting on various prospects. The predominant type of drilling utilised was power auger drilling which is known to have difficulty cutting through the core stones in the saprolite layer, they also have a tendency to only partially recover samples with some cuttings of a preceding sample contaminating the sample by falling down the hole. The other methodology for testing the sequence was by the digging of 1 to 1.5 meter square pits and most of the pits were backfilled after sampling. The historic pre-2005 database contains 3,530 drill holes at a total length of 58,058 meters for the Fenix project on the north side of Lake Izabal.

        From 2005 to 2008, CGN, under the direction of Skye, conducted an in-filling and twin diamond drilling campaign in areas 212, 213 215, 216, 217, 251 and 221 with the aim of confirming the continuity of the saprolite. A total of 2,620 drill holes for a total length of 65,034 meters were drilled with the aim to delineate at a 50 meter spacing. This drilling combined with the previous Exmibal auger drilling provided the geochemical sample database from which the resource calculation used in the 2006 Feasibility Study was based.

        In 2010 CGN conducted a diamond drill campaign under the direction of HudBay Minerals Inc. with the aim to confirm the continuity and better delineate the depth of saprolite by utilising diamond drilling. The resulting drill spacing was 35-40m in areas 212 and 213 with a total of 244 holes and 7,648 meters of drilling. This drilling was used to update the resource for the Feasibility study to be updated by HudBay Minerals in 2011.

        There exists a notable bias in diamond drilling versus auger drilling results. The thesis is that the auger drilling does not penetrate the profile in the presence of core stones and some sample bias exists with cross contamination of sampling. The resulting observation is that the auger drilling can tend to underestimate saprolite profile thickness and grade. The coverage of diamond drilling is currently not enough to replace all the auger drilling therefore some of the auger drilling is utilised and thought to be a conservative approach in the absence of diamond drilling.

        Density was measured during the diamond drill campaigns conducted from 2005. The methodology employed utilised the water displacement method and was subsequently calculated on a dry basis after moisture content was measured. For the purpose of resource calculation a combination of source data was utilised to determine dry bulk in situ density including historical sample pit information, mine reconciliation data and diamond drill core. From this source data a regression formula was calculated utilising iron content. This methodology best estimates the in situ dry bulk density for the purposes of resource calculation.

Sampling, Analysis and Security of Samples

        There is no detailed written record of the routine sampling, sample preparation or analyses methodology for the pre-2005 Exmibal exploration sampling programs. A review of known methodology employed by Inco during this time outlines a process that conforms to industry standard quality control and assurance programs for assaying and sample preparation. However the auger bias as discussed above introduces what is considered a conservative risk to the auger assay results.

        Post-2005 exploration conducted by CGN for the diamond drill campaigns were conducted under a formal quality assurance and quality control program. The program adheres to industry standards for sample collection, processing and analyzing. Individual sample batches were monitored via the insertion of blanks, standards and duplicate samples. Routine assays were conducted by lithium metaborate fusion and XRF with external checks performed by peroxide fusion ICP-AE. All sample preparation and assaying were performed by third party certified laboratories. There is no evidence or known occurrence of samples that were subject to tampering.

        In order to report the mineral resource estimate, the potential for economic extraction of the mineralization was defined as follows:

  •
  Only the saprolite (including transition) portion of the mineralization with a suitable chemistry was included in the updated mineral resource (internal limonite dilution has already been incorporated in the geological model). Suitability of the chemistry was tested on large areas based on the assumption that small individual blocks with extreme chemistry could be successfully blended by operating different parts of the deposits simultaneously and by an expansion of the existing stacking-reclaiming facility.

  •
  After compiling grade-tonnage curves, a cut-off grade of 1.6% Ni in areas 212, 213z1, 213z2, 217z1 and 251 and 1.5% Ni in areas 215, 215inf, 216, 217z2 and 217z3 was deemed to constitute the optimum compromise between resource utilization and minimum acceptable economic return on investment.

  •
  A minimum of two consecutive vertical blocks above cut-off (2 metres) was applied as an additional constraint in order to remove thin and isolated layers. A maximum of 2 metres of vertical internal waste within the "ore layer" was also applied based on the assumption than any larger waste inclusion could be selectively mined out and disposed without entering the plant feed stream.

  •
  On the measured and indicated mineral resource estimates, a Lerch-Grossman algorithm was applied in order to eliminate the blocks which would necessitate an unrealistic amount of incremental stripping or mine development to be successfully extracted. The constraints applied through the Lerch-Grossman and minimum ore thickness criteria result in a very small portion of the blocks above cut-off to be excluded from the mineral resource estimate. In the opinion of Golder, approximately 97% of the mineralization grading above cut-off presents potential for economic extraction.

Mineral Resource Estimates for Areas 212, 213, 215, 216, 217 and 251 of March 31, 2010

Classification	Area	%Ni cut-off	000' Dry Tonnes	%Ni
	212	1.6	5,425	2.09
Measured	213z1	1.6	751	2.16
	217z1 East	1.6	2,218	2.09
	Total		8,394	2.10

	213z2	1.6	1.68	1.94
	215	1.5	3,346	1.85
	216	1.5	5,895	1.75
Indicated	217z1 West	1.6	537	1.82
	217z2	1.5	9,441	1.86
	251	1.6	9,067	1.97
	Total		28,454	1.87

Measured + Indicated	Total		36,848	1.92

	217z3	1.5	3,900	1.8
Inferred	217z3	1.5	3,900	1.8
	Total		9,700	1.8

        It is important to note that the 2010 "Other Areas Estimate" are excluded from the revised estimate presented in the above Table and presented separately in the following Table 1-3-1. The restatement of the mineral resource estimates for these other areas is necessary in order to avoid duplication since some of these zones, i.e. 216 area and part of 217 area have been covered by recent core drilling and are now included in the areas considered for the update of the Feasibility Study.

 Historical Mineral Resource Estimates for the Other Areas

Classification	000' Tonnes	% Ni
Measured	8,713	1.79

Indicated	26,074	1.82

Measured+Indicated	34,787	1.81

Inferred	26,118	1.75

        Prior mineral resource estimates include estimates for the Limonite portion of the profile which was deemed by Skye Resources to be amenable to a pressure acid leaching type of mineral processing. HudBay has conducted further investigations without being able to confirm the economic potential of this processing alternative. As a result, no limonite mineral resource estimates are being reported as of March 31 2010.

        A historic reserve published by Skye Resources in 2006 exists for the project.

        Historical Mineral Reserve Estimate of 25 September 2006

Mineral Reserve	Tonnes (millions)	% Ni	Contained Ni (Tonnes)
Proven	8.7	1.81	157,000

Probable	32.7	1.58	516,000

Proven and Probable	41.4	1.63	673,000

        The table above is the historic reserve published by Skye Resources in 2006. HudBay in late 2009 and through 2010 recalculated the resource at the Fenix project due to a reinterpretation of assumptions published by Skye in the 2006 mineral reserve statement.

Exploration and Development

        The current mineral resource published in HudBay's NI 43-101 Technical Report entitled "Technical Report on an Update to the Fenix Project, Izabal, Guatemala", dated March 31, 2010 (available on SEDAR at www.sedar.com), in combination with the recognition that some logistical and infrastructure assumptions resulted in HudBay engaging Hatch to update the 2006 Feasibility Study. The updated feasibility study is expected to be completed in the first quarter of 2011 and will outline the economic parameters that will support a new reserve statement at the Fenix laterite deposit. HudBay has announced that it is seeking to mitigate social, political and financial risks related to the Fenix project by seeking a strategic partner and other possible sources of third party financing.

Qualified Person

        Cashel Meagher, Vice President, Exploration of HudBay, is a "qualified person" within the meaning of NI 43-101 and the disclosure contained in this Schedule "B" was prepared by or under the supervision of Mr. Meagher.

Any questions and requests for assistance may be directed to the
Depositary and Information Agent:

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  Exhibit 1.1
NOTICE TO NON-CANADIAN RESIDENTS
NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES
CURRENCY AND ACCOUNTING PRINCIPLES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
TABLE OF CONTENTS
QUESTIONS AND ANSWERS
GLOSSARY
OFFER
CIRCULAR
EXPERTS
CONSENT OF CASHEL MEAGHER
CONSENT OF ESTUDIO GRAU
CONSENT OF GOODMANS LLP
CONSENT OF THORSTEINSSONS LLP
CONSENT OF WHITE & CASE LLP
AUDITORS' CONSENT
CERTIFICATE
SCHEDULE A PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
HudBay Minerals Inc. Unaudited Pro Forma Consolidated Balance Sheet As at September 30, 2010
HudBay Minerals Inc. Unaudited Pro Forma Consolidated Statement of Operations For the nine months ended September 30, 2010
HudBay Minerals Inc. Unaudited Pro Forma Consolidated Statement of Operations For the year ended December 31, 2009
NOTES TO FINANCIAL STATEMENTS
SCHEDULE B FENIX PROJECT
Mineral Resource Estimates for Areas 212, 213, 215, 216, 217 and 251 of March 31, 2010
Historical Mineral Resource Estimates for the Other Areas